Form 10-K, Exhibit 13
period 1995-01-28
ONEIDA LTD
filed 1995-04-27
CIK 74585

                                                    EXHIBIT 13

CONSOLIDATED STATEMENT OF OPERATIONS
ONEIDA LTD.
For the years ended January 1995, 1994 and 1993

(Thousands except per share amounts)
            Year ended in January             1995     1994    1993
NET SALES ..............................   $492,954  $455,192  $479,442
COST OF SALES ..........................    360,098   328,623   356,150
GROSS MARGIN ...........................    132,856   126,569   123,292
OPERATING REVENUES .....................        468       477       522
                                            133,324   127,046   123,814
OPERATING EXPENSES:
     Selling, advertising and
      distribution .....................     72,550    69,397    71,308
     General and administrative ........     29,397    30,677    32,945
     Restructuring costs. ..............                          2,386
          Total ........................    101,947   100,074   106,639

INCOME FROM OPERATIONS .................     31,377    26,972    17,175
OTHER EXPENSE...........................      1,182     1,218       932
INTEREST  EXPENSE ......................      7,362     7,751    10,304
INCOME BEFORE INCOME TAXES AND
    CUMULATIVE EFFECT OF ACCOUNTING
    CHANGES.............................     22,833    18,003     5,939
PROVISION FOR INCOME TAXES .............      9,340     7,341     2,227
INCOME BEFORE ACCOUNTING CHANGES........     13,493    10,662     3,712
CUMULATIVE EFFECT ON PRIOR YEARS OF
    ACCOUNTING CHANGES (NET OF
    INCOME TAX BENEFIT $21,373) ........                        (36,964)
NET INCOME (LOSS) ......................   $ 13,493  $ 10,662 $ (33,252)

EARNINGS (LOSS) PER SHARE OF COMMON STOCK:
     Income before accounting changes...      $1.24     $1.01     ($.36)
     Cumulative effect of accounting
      changes ..........................                          (3.68)
            Net income (loss)...........      $1.24     $1.01    $(3.32)

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET
     ONEIDA LTD.
                                                  (Thousands)
ASSETS                               January 28, 1995     January 29, 1994
CURRENT ASSETS:
 Cash .......................           $    2,207              $ 3,227
 Receivables ................               64,873               55,710
 Inventories ................              135,810              128,331
 Other current assets .......                9,234                9,478
  Total current assets ......              212,124              196,746
PROPERTY, PLANT AND EQUIPMENT:
 Land and buildings .........               57,566               56,929
 Machinery and equipment ....              184,632              170,361
  Total .....................              242,198              227,290
  Less accumulated
  depreciation...............              129,906              116,496
          Property, plant and
          equipment - net.....             112,292              110,794
OTHER ASSETS:
 Deferred income taxes .......               7,055                6,254
 Other .......................               4,559                4,711
          TOTAL ..............            $336,030             $318,505
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term debt. .............              27,555              28,186
Accounts payable..............              27,625              27,773
Accrued liabilities...........              33,004              28,071
Current installments of
long-term debt... ............               5,022                 899
 Total current liabilities....              93,206              84,929
LONG -TERM DEBT...............              77,278              75,301
OTHER LIABILITIES:
Accrued postretirement
 liability....................              60,509              60,806
Accrued pension liability.....               4,618               5,511
Other liabilities.............               5,223               6,045
 Total........................              70,350              72,362


STOCKHOLDERS' EQUITY:
Cumulative 6% preferred stock
 -$25 par value; authorized
 95,660 shares, issued 89,202
 and 89,433 shares, respectively;
 callable at $30 per share ....              2,230               2,236
Common stock - $l .00 par
 value; authorized 24,000,000
 shares, issued 11,579,964 and
 11,429,843 shares, respectively            11,580              11,430
Additional paid-in capital....              79,740              78,423
Retained earnings.............              16,255               8,129
Equity adjustment from
 translation..................              (6,035)             (2,461)
Less cost of common stock held
 in treasury; 678,298 and
 720,340 shares, respectively.              (8,574)             (9,102)
Less unallocated ESOP shares
 of common stock of 211,465 in
 1994.........................                                  (2,742)
  Stockholders' equity........              95,196              85,913
     TOTAL....................            $336,030            $318,505

See notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
 ONEIDA LTD.
 for the years ended January 1995, 1994 and 1993
                                                   (Thousands)
   Year ended in January                       1995     1994    1993
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)........................    $13,493 $10,662  $(33,252)
 Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
  Depreciation...........................     14,345  14,079    13,428
  ESOP shares allocated to participants..      2,753   2,753     2,753
     Deferred taxes and other non-cash
     charges.............................     (2,889) (1,707)   36,176
     Decrease (increase) in operating
      assets:
       Receivables.......................    (10,023)  1,130     4,743
       Inventories.......................     (8,181) (2,143)    9,917
       Other current assets..............        220     888     1,379
       Other assets......................        (84)    249       207
     Increase (decrease) in accounts
      payable................ ...........       (162)  4,161      (948)
     Increase in accrued liabilities.....      4,658   4,165     2,532
Net cash provided by operating activities     14,130  34,237    36,935

CASH FLOW FROM INVESTING ACTIVITIES:
Property, plant and equipment
 expenditures.........................      (18,532) (13,800)  (16,330)
Retirement of property, plant and
 equipment............................        1,241      540     3,070
Other, net............................          211    1,045        (4)
      Net cash used in investing
       activities............. .......      (17,080) (12,215)  (13,264)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock.       1,982      910     1,375
Purchase of treasury stock, net........          (3)     (19)       (3)
Net payment under short -term debt and
    banker's acceptances..............         (631)  (6,981)  (22,758)
Proceeds from issuance of long-term
 debt.................................        7,000   33,000    41,400
Payment of long-term debt.............         (899) (42,582)  (36,892)
Dividends paid........................       (5,367)  (5,264)   (5,213)
    Net cash provided by (used in)
     financing activities.............        2,082  (20,936)  (22,091)
EFFECT OF EXCHANGE RATE CHANGES
 ON CASH..............................         (152)     (62)     (164)

NET INCREASE (DECREASE) IN CASH ......       (1,020)   1,024     1,416
CASH AT BEGINNING OF YEAR.............        3,227    2,203       787
CASH AT END OF YEAR...................     $  2,207 $  3,227   $ 2,203

SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Interest paid ...................       $6,860   $8,272   $10,869
     Income taxes paid................        8,873    4,346     5,566


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company uses a 52-53 week fiscal year ending on the last Saturday in January. Results of operations include 53 weeks in 1993. The financial statements of certain foreign subsidiaries are consolidated with those of the parent on the basis of years ending in December.

Foreign Currency Translation
Assets and liabilities of foreign subsidiaries are translated principally at the year-end rates of exchange and revenue and expense accounts are translated at average rates of exchange during the year. Net transaction gains and losses reflected in the statement of operations were not material.

Earnings Per Share
Earnings per share are based on the weighted average number of shares  of
common  stock outstanding.  The  weighted  average number   of  shares  for
earnings  per  share  includes   the potentially dilutive  effect of  shares
issuable under the employee   stock   purchase,   stock   option   and
dividend reinvestment plans. No fully diluted earnings per share are presented as the difference between primary and fully diluted earnings per share is not significant. The allocated shares owned by the Company's employee stock ownership plan are treated as outstanding for purposes of the earnings per share calculation.

Inventories
Inventories are valued at the lower of cost or market. Approximately 66% of inventories are valued under the last-in, first-out (LIFO) method, with the remainder valued under the first-in, first -out (FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets, generally using the straight-line method. Interest relating to the cost of acquiring certain fixed assets is capitalized and amortized over the asset's estimated useful life.

Fair Value of Financial Instruments
The estimated fair market values of the Company's financial instruments approximate their recorded values.


2. INCOME TAXES
The Company accounts for taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes, which requires the use of the liability method of computing deferred income taxes. Under the liability method, deferred income taxes are based on the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities and are adjusted for tax rate changes as they occur.

The components of the deferred tax assets and liabilities are as follows:

                                           (Thousands)
                                     Net Assets  (Liabilities)

                                                1995     1994
Deferred Income Taxes:
Postretirement benefits..............        $24,004  $22,751
Employee benefits....................          7,039    6,080
    Total deferred tax assets........         31,043   28,831
Depreciation.........................        (17,951) (16,571)
  Settlement  of pension liability...         (1,032)
Other................................         (2,437)  (1,120)
    Total deferred tax liabilities...        (20,388) (18,723)

Total................................         10,655   10,108
    Current deferred.................          3,600    3,854
    Non-current deferred.............        $ 7,055  $ 6,254

The provision for income taxes consists of the following:

                                          1995   1994    1993
Current tax expense:
  U.S.  Federal  ....................   $8,688  $7,599 $3,584
  Foreign............................      241     170    413
  State..............................      958     596    408
                                         9,887   8,365  4,405
Deferred tax expense ................     (547) (1,024)(2,178)
Total................................   $9,340  $7,341 $2,227


The income tax provision differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes and cumulative effect of accounting changes. The reasons for the differences are as follows:

                                         1995    1994     1993
Statutory U.S. Federal taxes.......... $7,992  $6,301   $2,019
Difference due to:
   Foreign taxes......................    260     246      283
   State taxes........................    629     487      269
   Other..............................    459     307     (344)
   Provision for taxes................ $9,340  $7,341   $2,227


The following presents the U.S. and non-U.S. components of income before income taxes and cumulative effect of accounting changes:

                                         1995    1994     1993
U.S. income.........................  $21,202 $15,970  $ 3,944
Non-U.S. income.....................    1,631   2,033    1,995
      Total.........................  $22,833 $18,003  $ 5,939


3. RECEIVABLES
Receivables by major classification are as follows:

                                             (Thousands)
                                            1995         1994
Accounts receivable...................   $63,875      $55,001
Other accounts and notes receivable...     2,663        2,775
Less allowance for doubtful accounts..    (1,665)      (2,066)
  Receivables.........................   $64,873      $55,710


4. INVENTORIES
Inventories by major classification are as follows:

                                             (Thousands)

                                          1995         1994
Finished goods........................   $99,218     $ 97,469
Goods in process......................    22,668       16,733
Raw materials and supplies...........     13,924       14,129
    Total............................   $135,810     $128,331
Excess of replacement cost over LIFO
value of inventories.................   $ 31,400     $ 23,400


5. LEASES
The   Company   leases  many  factory  store   and   warehouse facilities.  It
also leases transportation and manufacturing equipment under operating leases. Lease expense charged to operations was $8,208,000, $8,010,000 and $7,467,000, for 1995, 1994 and 1993, respectively.

Future minimum lease payments and related sublease income for all non-cancelable operating leases having a remaining term in excess of one year at January 1995 are as follows:

                                          (Thousands)
                                    Lease         Sublease
                                   Commitment     Income
1996...........................     $ 6,814       $ 1,161
1997...........................       6,201           836
1998...........................       5,618           723
1999...........................       5,194           672
2000...........................       3,951            57
Remainder through 2008.........      17,944
Total..........................     $45,722       $ 3,449


A number of these operating leases provide the Company with the option, after a specified period, either to purchase the property at the then fair value, or renew its lease at stipulated rates for various terms. Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises. Sublease income relates to an office facility for which the Company has currently sublet
substantially  all   of   the facility.

6.   SHORT-TERM  DEBT,  COMPENSATING  BALANCES  AND   BANKER'S ACCEPTANCES
The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. Certain credit lines call for the maintenance of compensating balances of up to 1.25% of the credit line or fees in lieu thereof. At January 1995, the Company had lines of credit of
$85,000,000  of  which  $57,000,000 was  available.   Banker's acceptances
outstanding were $4,000,000.

The average balances of short-term debt for 1995 and 1994 were $38,148,000 and $43,145,000, respectively, computed by using daily balances. The weighted average interest rates were 5.0% in 1995 and 3.9% in 1994.

7. ACCRUED LIABILITIES
Accrued liabilities by major classification are as follows:

                                             (Thousands)
                                         1995           1994
Accrued vacation pay................  $ 6,441        $ 6,261
Accrued wage incentive..............    6,456          5,430
Accrued workmen's compensation......    6,252          3,488
Accrued wages and commissions.......    4,741          4,453
Accrued income taxes................    1,882          1,828
Dividends payable...................    1,342          1,319
Other accruals......................    5,890          5,292
 Total..............................  $33,004        $28,071


8. LONG-TERM DEBT
Long-term  debt  at  January 1995 and 1994  consisted  of  the following:

                                            (Thousands)
                                         1995          1994
Senior notes, 8.52% due
January 15, 2002, payable $4,285,710
annually beginning January 1996.......$30,000       $30,000
Notes payable at various interest
rates (6.44% -6.88%), due January 20,
1997.................................. 40,000        33,000
Industrial Revenue Bond, Chemical
Bank Tax Exempt Money Market Index
rate, due August 1,2005...............  9,000         9,000
Other debt at various interest
rates (5% -9.25%) due through 2000....  3,300         4,200
    Total............................. 82,300        76,200
Less amounts due currently............  5,022           899
Long-term debt........................$77,278       $75,301


Certain   note   agreements  restrict   borrowings,   business investments,
acquisition of the Company's stock and payment of cash    dividends. The
Industrial   Revenue   Bonds    are collateralized by the facilities acquired
through the proceeds of the related bond issuances and letters of credit.

The  aggregate amounts of long -term maturities due each  year are as follows:

1996....................  $  5,022
1997....................    44,950
1998....................     4,989
1999....................     4,831
2000....................     4,752
After...................    17,756
  Total.................   $82,300


Total interest costs incurred by the Company are presented net of capitalized interest of $354,000, $390,000 and $460,000 for 1995, 1994 and 1993,
respectively.


9.  RETIREMENT BENEFIT AND EMPLOYEE SECURITY PLANS
Pension Plans
The Company maintains defined contribution and defined benefit plans covering substantially all employees in the United States and Canada. Employees of the Silversmiths Division are covered by both an Employee Stock Ownership Plan
(ESOP) and a defined benefit floor plan. ESOP shares are allocated to employee accounts semiannually based upon each participant's wages and years of service. The annual ESOP expense is based on the number of shares allocated. Dividends on all shares are added to participant accounts. Future contributions will be primarily in the form of cash.

The  Company  maintains salary deferral (401-K) plans covering substantially
all  employees.  Employees  of  the   Company's industrial  wire  subsidiary
are  covered  under  a   defined contribution plan,  for  which contributions
are  determined based on that subsidiary's operating income.

The net periodic pension cost for the Company's various defined benefit plans for 1995, 1994 and 1993 were as follows:

                                                         (Thousands)
                                                 1995      1994        1993
Service cost-benefits earned during the year...$1,031    $1,028        $965
Interest cost on projected benefit obligation.. 1,501     1,569       1,405
Actual return on plan assets...................   278    (1,306)     (1,303)
Net amortization and deferral..................(1,448)      (24)         28
  Net periodic pension cost....................$1,362    $1,267      $1,095


Plan assets consist primarily of stocks, bonds, and cash equivalents. The following table presents a reconciliation of the funded status of the plans and assumptions used at January 1995 and 1994.


                                                    (Thousands)
                                            U.S. PLANS       FOREIGN PLAN
                                          1995     1994     1995    1994
Plan assets at fair value............  $11,508  $10,963  $ 5,346 $ 6,426
Actuarial present value of
   benefit obligations:
   Vested  benefits..................   12,568   16,249    4,198   4,509
   Nonvested benefits................   10,884      208      157     139
Accumulated benefit obligation.. ....   23,452   16,457    4,355   4,468
Projected future salary increases....      524      533      921     910
Projected benefit obligation.........   23,976   16,990    5,276   5,558
Plan assets more (less) than
  projected benefit obligation.......  (12,468)  (6,027)      70     868
Unrecognized net losses..............    9,117    5,378    1,402     712
Unrecognized prior service cost......      285   (3,159)      12      16
Unrecognized net asset...............   (1,552)  (1,703)    (450)   (577)
Accrued pension asset (liability)....  $(4,618) $(5,511)  $1,034  $1,019

Discount rate........................     8.2%     6.8%     7.5%    7.5%
Expected long-term  rate of
  return on assets...................     8.5%     8.5%     8.5%    8.5%
Rate of increase in
  compensation  levels...............     4.5%     4.5%     5.0%    5.0%


The  net  pension  cost associated with the Company's  defined contribution
plans, including the cost of shares allocated  to the  ESOP,   was  $3,377,000,
$3,166,000, and $3,136,000  for 1995, 1994 and 1993, respectively.


Postretirement Health Care and Life Insurance Benefits
The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements. During the year ended January 1993, the Company adopted FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The Company elected to immediately recognize the cumulative effect of this change in accounting of $35,400,000 ($55,800,000 before income tax benefit) which represented the accumulated postretirement benefit obligation at January 1992.

Net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components:

                                                          (Thousands)

                                                     1995    1994    1993
Service cost of benefits earned................... $1,290  $1,444  $1,754
Interest cost on accumulated postretirement
  benefit obligation..............................  3,735   4,291   4,472
Net amortization and deferral.....................   (722)   (596)
Net periodic postretirement benefit cost.......... $4,303  $5,139  $6,226


The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 1995 and January 1994:

                                                         (Thousands)
                                                     1995      l994
Accumulated postretirement benefit obligation:
  Retirees......................................  $27,168   $31,960
  Fully eligible active plan participants.......    5,943     8,404
  Other active plan participants................   15,008    24,579
Accrued postretirement benefit cost.............   48,119    69,943
Unrecognized prior service cost.................    9,063     8,379
Unrecognized net gain (loss)....................    5,327   (12,516)
Accrued postretirement benefit cost.............  $62,509   $60,806

Discount rate...................................     8.4%      7.3%
Health care inflation rate......................    10.0%     12.0%


During  1994,  plan amendments were adopted which  related  to future service
requirements and cost-sharing provisions.   The 1995  health care  inflation
rate is assumed to decrease gradually to 5% by the year 2003 and remain at that level thereafter. An increase in the assumed health care inflation
rate   by   1%   per  year  would  increase  the   accumulated postretirement
benefit  obligation  at   January   1995   by $5,647,000  and the net periodic
postretirement  benefit  cost for 1995 by $647,000.

Postemployment Benefits
During the year ended January 1993, the Company adopted FAS No. 112, Employers' Accounting for Postemployment Benefits. This statement requires employers to recognize the obligation to provide postemployment benefits to
former  or  inactive employees   prior   to  retirement.  These  benefits
include severance, disability related benefits and continuation of benefits such as health care and life insurance coverage. The cumulative effect of adopting this standard at January 1992 resulted in a charge to income of $1,564,000 ($2,537,000 before income tax benefit). Amounts charged to operations for postemployment benefits are not material.

Employee Security Plan
The Company maintains an employee security plan which provides severance benefits for all eligible employees of the Company and its subsidiaries who lose their jobs in the event of a change in control as defined by the plan. Employees are eligible if they have one year or more of service and are
not covered  by  a  collective  bargaining  agreement.  The   plan provides  two
and one half months of pay for each year of service, up to twenty-four months maximum, and a continuation of health care and life insurance benefits on the same basis.


10.  STOCK PURCHASE PLAN
At January 1995, under the terms of a stock purchase plan, the Company has reserved 610,900 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise.

                                                1995     1994      1993
Outstanding at beginning of year...........  426,770  422,073   379,022
Exercised during the year.................. (110,175) (21,797)  (49,867)
Expired during the year.................... (322,712)(423,891) (343,095)
Granted during the year....................  459,127  450,385    436,013
Outstanding at end of year.................  453,010   26,770    422,073

Average per share price of rights exercised.  $11.00   $10.68     $11.54


Rights   to  purchase  are  exercisable  on  date  of   grant.  Unexercised
rights expire on June 30 of each year  and  become available  for  future
grants.   Employees  are  entitled  to purchase  one share of common stock for each  $250  of  their earnings for the calendar year preceding July 1.

The consolidated statement of operations does not contain any charges as a result of accounting for this plan.

11.  STOCK OPTION AND RIGHTS PLANS
At January 1995, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees.

Options were granted at prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised.

Stock options are non-transferable other than on death, are partially exercisable one year from the date of grant and expire ten years from date of grant.

                                                          Option Price
                                          No. of      Per      (Thousands)
                                          Shares     Share        Total
Outstanding at:
   January  1992........................ 698,799  $9.00-15.00   $8,985
    Exercised........................... (18,164)  9.00-15.00     (206)
    Expired............................. (49,180)  9.00-15.00     (572)
Outstanding at:
   January  1993........................ 631,455   9.00-15.00    8,207
    Granted............................. 154,000        11.38    1,752
    Exercised........................... (11,000)        9.00      (99)
    Expired............................. (74,140)  9.00-15.00     (963)
Outstanding at:
   January 1994 ........................ 700,315   9.00-15.00    8,897
     Granted............................ 152,000        13.63    2,071
     Exercised..........................(107,500)  9.00-15.00   (1,290)
     Expired............................  (6,936)  9.00-15.00      (86)
Outstanding at:
    January 1995........................ 737,879   9.00-15.00   $9,592

Shares remaining available for grant.... 300,239
Total exercisable as of January l995.... 398,029


At the time options are exercised the proceeds of the shares issued are credited to the related stockholders' equity accounts. There are no charges to income in connection with the options.

The  Company maintains a shareholder rights plan.  The  rights were distributed
to shareholders at the rate of one right  per share.   The  rights  entitle  the
holder  to  purchase   one additional  share of  voting common stock  at  a
substantial discount and are exercisable only in the event of the acquisition of 20% or more of the Company's voting common stock, or the commencement of a tender or exchange offer under which the offeror would own 30% or more of the Company's voting common stock. The rights will expire on December 13, 1999.

12.  OPERATIONS BY INDUSTRY SEGMENT
The Company's operations and assets are in two principal industries: tableware products and industrial wire products. The Company's tableware operations, which are located in the United States, Canada, Mexico, Italy and the United Kingdom, involve the manufacture and distribution of stainless, plated and sterling flatware, silverplated and stainless holloware, cutlery and crystal. These products are sold directly to a broad base of retail outlets including department stores, mass merchandisers and chain stores. Additionally, these products are sold to special sales markets, which include customers who use them as premiums, incentives and business gifts. The
Company also sells  flatware,  holloware  and   commercial chinaware directly or
through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, schools and health care facilities.

The   Company's  industrial  wire  division  produces   copper conducting  wire,
as well as tin or alloy plated  wire  for  a wide   range  of  customers  in
electronics, transportation, industrial/energy, construction and consumer products markets.

Information as to the Company's operations by industry segment for 1995, 1994 and 1993 is summarized below:

                                                           (Thousands)
                                                   1995      1994      1993
NET SALES AND OTHER OPERATING
   REVENUES:
Tableware products...........................  $336,300  $322,988  $329,201
Industrial wire products.....................   157,122   132,681   150,763
Total........................................  $493,422  $455,669  $479,964

OPERATING PROFIT:
Tableware products...........................   $28,205   $26,917   $17,920
Industrial wire products.....................     6,829     4,127     3,226
Operating profit.............................    35,034    31,044    21,146
Corporate expense............................     4,839     5,290     4,903
Interest expense.............................     7,362     7,751    10,304
  Income before income taxes and cumulative
   effect of accounting changes..............   $22,833   $18,003    $5,939

CUMULATIVE EFFECT OF ACCOUNTING CHANGES
(NET OF INCOME TAX BENEFIT $21,373):
Tableware products...........................                      $(31,842)
Industrial wire products.....................                        (5,122)
Total .......................................                      $(36,964)

IDENTIFIABLE ASSETS:
Tableware products...........................  $255,073  $246,510  $245,103
Industrial wire products.....................    78,750    68,768    70,373
Total........................................   333,823   315,278   315,476
Corporate Assets-Cash........................     2,207     3,227     2,203
 Total.......................................  $336,030  $318,505  $317,679

DEPRECIATION EXPENSE:
Tableware products...........................  $  9,712    $9,681    $9,136
Industrial wire products.....................     4,633     4,398     4,292
    Total....................................  $ 14,345   $14,079   $13,428


PROPERTY, PLANT AND EQUIPMENT ADDITIONS:
Tableware products..........................   $ 11,443   $10,587    $9,986
Industrial wire products....................      5,747     2,693     4,177
    Total...................................     17,190   $13,280   $14,163


Foreign operations of the Company are not material and are therefore not separately set forth.


13.  CHANGES IN STOCKHOLDERS' EQUITY
Following is a summary of the changes in Stockholders' Equity for the three years ended January 1995:

                                           (Thousands)

                                                         Equity
                                         Add'l            Adj          Unalloc
                 Common   Common   Pfd   Paid-In  Ret.   From  Treas    ESOP
                 Shares   Stock   Stock  Capital Earning Tran  Stock    Shares
Bal Jan 1992...11,245,067 $70,282 $2,276 $17,427 $41,209 $703 $(9,262) $(8,248)
Change in par
 of common stock          (59,037)        59,037
Stock pur plan..   49,867      50            525
Div reinvestment
 plan...........   59,676      60            703
Restricted stock
 plan...........   (3,000)     (3)           (23)
Stock option plan.  9,669       9             54
Pur/retire of
 treasury stock.                      (5)      2
Cash div declared
 ($.48 per share)..                               (5,226)
Net loss........                                 (33,252)
ESOP shares allocated
 to participants                                                         2,753
Equity adjustment
 from translation..                                            (2,370)

Bal Jan 1993...11,361,279  11,361    2,271  77,725 2,731(1,667)(9,262)  (5,495)
Stock pur plan.    21,797      22              211
Div reinvestment
 plan..........    44,818      45              517
Restricted stock
 plan.........      4,996       5               29
Stock option plan...9,619      10               72
Pur/retire of
 treasury stock   (12,666)    (13)     (35)   (131)               160
Cash div declared
 ($.48 per share)                                 (5,264)
Net income......                                  10,662
ESOP shares allocated
 to participants                                                         2,753
Equity adjustment from
 translation...                                           (794)


Bal Jan 1994...11,429,843  11,430    2,236  78,423 8,129(2,461)(9,102)  (2,742)
Stock pur plan.   110,175     110            1,112
Div reinvestment
 plan..........                                 80                529      (11)
Restricted stock
 plan..........     7,920       8              118
Stock option plan. 32,026      32       (6)      7
Cash div declared
 ($.48 per share).                          (5,367)
Net income.....                             13,493
ESOP shares allocated
 to participants                                                         2,753
Equity adjustment from
 translation...                                         (3,574)

Bal Jan l995...11,579,964 $11,580   $2,230 $79,740$16,255$(6,035)$(8,573)


14.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)


(Thousands except per share amounts)

Quarter Ended

1995                      April 30,  July  30, October 29,  January 28,
                               1994       1994        1994         1995
Net sales................  $111,022   $115,561    $134,212     $132,159
Gross margin.............    29,186     30,736      35,563       37,371
Net  income..............     1,706      1,938       4,368        5,481
Earnings per share.......       .16        .18         .40          .50


Quarter Ended

1994                         May 1,  July  31,  October 30, January 29,
                               1993       1993        1993         1994
Net sales................  $113,833   $106,977    $119,816     $114,566
Gross  margin............    30,091     29,585      33,613       33,280
Net  income..............     2,382      1,488       3,530        3,262
Earnings per share.......       .23        .14         .33          .31


          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Oneida Ltd.

We have audited the accompanying consolidated balance sheet of Oneida Ltd. as of January 28, 1995 and January 29, 1994, and the related consolidated statements of operations and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oneida Ltd. as of January 28, 1995 and January 29, 1994, and the consolidated
results  of   its operations and its cash flows for each of the three  years  in the period ended January 28, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 9 to the financial statements, the Company changed its methods of accounting for postemployment and postretirement benefits other than pensions in 1993.


                                          Coopers  &  Lybrand, L.L.P.
                                            a professional services firm

/s/ Coopers & Lybrand, L.L.P.

Syracuse, New York
February 22, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Thousands)

                                   1995         1994        1993
Net Sales.................     $492,954     $455,192    $479,442
Gross Margin..............      132,856      126,569     123,292
 % Net Sales..............        27.0%        27.8%       25.7%
Operating Expense.........      101,947      100,074     106,639
  % Net Sales.............        20.7%        22.0%       22.2%


Fiscal year ended January 1995 compared with fiscal year ended January 1994

Operations
1995 consolidated net sales were $37,762, or 8.3% higher than in the previous year. Approximately two thirds of this increase was attributable to the industrial wire division. Sales of wire products increased by 18.4% over 1994, primarily as a result of significantly higher copper costs (which are passed along to customers) throughout fiscal 1995. Sales of tableware products rose 4.1 % over 1994 levels. Both the consumer and foodservice tableware divisions recorded higher sales volume. Consumer sales were below 1994 during the first half of the year, but ended slightly higher for the year with a very strong second half. Foodservice sales were up throughout the year.

Gross margin as a percent of net sales decreased to 27.0% from 27.8% in 1994. When the higher copper costs incurred by the industrial wire division are factored out, the gross margin percentage was unchanged from 1994.

Operating expenses increased by $1,873 or 1.9% over 1994. Selling and distribution costs rose by 4.5%, in direct relation to the higher sales level realized by the Company this year. In contrast, general and administrative costs decreased by 4.2%. The restructuring charges recorded in 1993 were settled in 1994 and 1995 for the amounts originally accrued. There is no future impact on either operations or liquidity.

1995   interest   expense  (prior  to  capitalized   interest) decreased by $425
or 5.2%. Although the Company's average debt level   decreased  in  1995,
rising  interest  rates   offset approximately one -third of the potential
benefit.

Liquidity and Financial Resources
During   the   current   year,  the   Company   has   invested approximately
$18,500 in capital additions, primarily in its manufacturing facilities. The Company plans to spend $16,000 on similar projects in 1996.

Total outstanding debt increased by $5,469 or 5.2% during 1995. Additional funds were utilized to finance working capital needs principally as a result of higher carrying costs of copper. Cash from 1996 operations should
provide sufficient liquidity   to   meet  the  Company's  capital
requirements.  Significant bank lines of credit are also available.

The Company operates two manufacturing facilities in Mexico. These plants produce Foodservice china and stainless steel tableware. As a result of the recent devaluation of the peso, the Company has recorded, as a negative adjustment to equity, a $3,150 charge which relates to the effect of the devaluation on the Company's long-term investments in its Mexican assets. In the Company's opinion, the underlying economic value of both these Mexican plants have been enhanced since the products they manufacture should become even more cost competitive in the future. The Company expects no negative impact on liquidity and intends to continue operating these plants at current levels.

Fiscal year ended January 1994 compared with fiscal year ended January 1993

Operations
Consolidated net sales for the year ended January 1994 decreased by $24,250 or 5.1% over the previous year. The $18,082, or 12%, decrease in the industrial wire division's sales is the result of significantly lower copper costs throughout fiscal 1994, which are passed along to customers.
The tableware division's sales decreased by $6,168, or 1.9%, when compared to 1993 sales. This decline was primarily in the foodservice division, reflecting the Company's decision to scale back on certain lower gross profit contracts. Increased sales volume is forecast for all divisions in the upcoming year.

Gross margin as a percent of net sales increased to 27.8% from 25.7% for the previous year. Contributing to this trend were the lower copper costs at the industrial wire division and a more favorable mix in foodservice product sales, both cited above.

In   addition,   increased  manufacturing  efficiencies   were realized  at  the
Company's  tableware  and  industrial  wire factories.

Operating expense (excluding restructuring costs) as a percent of   net  sales
remained consistent with the prior year. Operating expenses actually decreased $4,100 from 1993 levels, primarily as the result of lower administrative costs.

Interest expense (prior to capitalized interest) decreased $2,623 or 24.3%. The decrease is mainly attributable to the Company's lower average debt
level in 1994  as  compared  to 1993.   Lower   interest  rates  throughout  the
year also contributed to this decrease.




Dividends and Price Range of the Company's Stock
The Company's Common Stock is traded on the New York Stock Exchange and the total number of stockholders of record as of January 1995 was 5,336. The following table sets forth the high and low sales prices per share of the Company's Common Stock for the periods indicated on the Composite Tape, and cash dividends declared for the quarters in the Company's 1995 and 1994 fiscal years.


      JANUARY 1995                                       JANUARY 1994

Fiscal                  Dividends   Fiscal                      Dividends
Quarter     High    Low   Per Share Quarter      High     Low    Per Share
First.... $16.63 $14.00    $.12     First....  $13.00  $11.13      $.12
Second...  16.00  13.50     .12     Second...   12.63   11.38       .12
Third....  14.63  13.38     .12     Third....   13.75   12.13       .12
Fourth...  15.00  12.38     .12     Fourth...   14.25   12.50       .12


FIVE YEAR SUMMARY
ONEIDA LTD.
(Thousands except per share amounts)

          Year ended in  January      1995     1994     1993     1992     1991
OPERATIONS
  Net sales.......................$492,954 $455,192 $479,442 $446,602 $428,403
  Gross margin ................... 132,856  126,569  123,292  122,566  117,093
  Interest expense................   7,362    7,751   10,304   10,452   11,173
  Income before income taxes and
  cumulative effect...............  22,833   18,003    5,939   14,510   12,502
  Income taxes ...................   9,340    7,341    2,227    5,586    4,688
  Net income (loss)...............  13,493   10,662  (33,252)   8,924    7,814
  Cash dividends declared--
     Preferred stock..............     134      135      136      137      137
     Common stock.................   5,233    5,129    5,090    5,026    5,192

PER SHARE OF COMMON STOCK
  Income before accounting changes    1.24     1.01      .36      .90      .80
  Net income (loss)...............    1.24     1.01    (3.32)     .90      .80
  Dividends declared..............     .48      .48      .48      .48      .48
  Book value......................    8.53     7.97     7.39    11.35    10.94

FINANCIAL DATA
  Current assets..................  212,124 196,746  195,712  210,952  178,061
  Working capital.................  118,918 111,817  109,388  103,691   92,028
  Total assets....................  336,030 318,505  317,679  328,613  292,223
  Long-term debt..................   77,278  75,301   81,906   77,573   71,271
  Stockholders' equity............   95,196  85,913   77,664  114,387  107,151
  Additions to property, plant
     and equipment................   17,190  13,280   14,163   18,755   19,464
  Property, plant and
   equipment -at cost ............  242,198 227,290  216,216  207,514  194,749
  Accumulated depreciation........  129,906 116,496  104,297   95,034   87,304

SHARES OF CAPITAL STOCK
  Outstanding at end of year
     Preferred....................       89      89       91       91       91
     Common.......................   10,902  10,498   10,205    9,876    9,588
  Weighted average number of
     common shares outstanding
     during the year..............   10,784  10,393   10,056    9,767    9,607

SALES OF MAJOR PRODUCTS BY PERCENT
OF TOTAL SALES
  Tableware.......................      68%     71%      69%       71%     70%
  Industrial wire products........      32%     29%      31%       29%     30%

AVERAGE NUMBER OF EMPLOYEES ......    5,590   5,466    5,530    5,252    4,982
