Form 10-K, Exhibit 13
period 1996-01-27
ONEIDA LTD
filed 1996-04-25
CIK 74585

                                                          EXHIBIT 13

CONSOLIDATED STATEMENT OF OPERATIONS
     ONEIDA LTD.
     For the years ended January 1996, 1995 and 1994

                                  (Thousands except per share amounts)
       Year ended in January      1996           1995           1994
NET SALES.........................$513,799       $492,954       $455,192
COST OF SALES.....................369,648        360,098        328,623
GROSS MARGIN......................144,151        132,098        126,569
OPERATING REVENUES................482            468            477
                                  144,633        133,324        127,046
OPERATING EXPENSES:
Selling, advertising
   and distribution...............73,425         72,550         69,307
General and
   administrative.................31,510         29,397         30,677
         Total....................104,935        101,947        100,074

INCOME FROM OPERATIONS............39,698         31,377         26,972
OTHER EXPENSES....................1,289          1,182          1,218
INTEREST EXPENSE..................8,639          7,362          7,751

INCOME BEFORE INCOME
   TAXES..........................29,770         22,833         18,003
PROVISIONS FOR INCOME
   TAXES..........................11,682         9,340          7,341

NET INCOME........................$18,088        13,493         $10,662

EARNINGS PER SHARE OF
   COMMON STOCK...................$1.63          $1.24          $1.01

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
     ONEIDA LTD.
                                                 (Thousands)
ASSETS                            January 27, 1996         January 28, 1995
CURRENT ASSETS:
Cash .............................$2,847                   $2,207
Receivables ......................57,152                   64,873
Inventories ......................145,763                  135,810
Other current assets .............9,471                    9,234
         Total current assets ....215,233                  212,124

PROPERTY, PLANT AND EQUIPMENT:
Land and buildings ...............58,338                   57,566
Machinery and equipment ..........193,420                  184,632
         Total....................251,758                  242,198
Less accumulated depreciation ....136,559                  129,906
         Property, plant and
           equipment - net .......115,199                  112,292

OTHER ASSETS:
Deferred income taxes ............9,728                    7,055
Other ............................4,203                    4,559

         TOTAL ...................$344,363                 $336,030

LIABILITIES AND STOCKHOLDERS'                    (Thousands)
EQUITY                            January 27, 1996         January 28, 1995

CURRENT LIABILITIES:
Short-term debt ..................24,067                   27,555
Accounts payable .................26,621                   27,625
Accrued liabilities ..............38,314                   33,004
Current installments
    of long-term debt ............4,749                    5,022
         Total current
           liabilities............93,751                   93,206

LONG-TERM DEBT ...................72,129                   77,278

OTHER LIABILITIES:
Accrued postretirement liability..61,800                   60,509
Accrued pension liability ........5,209                    4,618
Other liabilities ................5,174                    5,223
         Total ........ ..........72,183                   70,350

STOCKHOLDERS' EQUITY:
Cumulative 6% preferredstock-$25
  par value; authorized 95,660 shares,
  issued 88,989 and 89,202 shares,
  respectively; callable at
  $30 per share...................2,225                    2,230
Common stock - $l .00 par value;
  authorized 24,000,000 shares,
  issued 11,706,224 and 11,579,964
  shares, respectively ...........11,706                   11,580
Additional paid-in capital .......81,150                   79,740
Retained earnings ............... 28,936                   16,255
Equity adjustment from
  translation .....................(8,614)                 (6,035)
Less cost of common stock held in
  treasury; 672,617 and 678,298
  shares, respectively ...........(8,563)                  (8,574)
Less unallocated ESOP shares of
  common stock of 34,347 .........(540)
         Stockholders' equity ....106,300                  95,196

         TOTAL ...................$344,363                 $336,030

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
     ONEIDA LTD.
     for the years ended January 1996, 1995 and 1994

                                                   (Thousands)
         Year ended in January           1996          1995         1994
CASH FLOW FROM OPERATING ACTIVITIES:
Net income...............................$18,088      $13,493       $10,662
Adjustments to reconcile net income
    to net cash provided by operating
    activities:
         Depreciation ...................15,402        14,345       14,079
         ESOP shares allocated to
            participants ..............................2,753        2,753
         Deferred taxes and other
            non-cash charges ............(1,018)       (2,889)      (1,707)
         Decrease (increase) in
            operating assets:
              Receivables ...............7,655         (10,023)     1,130
              Inventories ...............(10,466)      (8,181)      (2,143)
              Other current assets.......(248)         220          888
              Other assets...............60            (84)         249
         Increase (decrease) in
            accounts payable ............(1,056)       (162)        4,161
         Increase in accrued
            liabilities ................. 5,036        4,658        4,165
              Net cash provided by
                 operating activities ...33,453        14,130       34,237

CASH FLOW FROM INVESTING ACTIVITIES:
Property, plant and
    equipment expenditures ..............(20,319)      (18,532)     (13,800)
Retirement of property,
    plant and equipment .................962           1,241        540
Other, net ..............................67            211          1,045
              Net cash used in
                 investing activities ...(19,290)      (17,080)     (12,215)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance
    of common stock .....................1,809         1,982        910
Purchase of treasury stock, net .........(268)         (3)          (19)
Purchase of ESOP Shares .................(540)
Net payment under short-term debt........(3,488)       (631)        (6,981)
Proceeds from issuance of
    long-term debt .......................5,000        7,000        33,000
Payment of long-term debt ...............(10,423)      (899)        (42,582)
Dividends paid ..........................(5,407)       (5,367)      (5,264)
              Net cash provided by (used in)
                financing activities ....(13,317)      2,082        (20,936)
EFFECT OF EXCHANGE RATE CHANGES
    ON CASH .............................(206)         (152)        (62)

NET INCREASE (DECREASE) IN CASH .........640           (1,020)      (1,024)
CASH AT BEGINNING OF YEAR ...............2,207         3,227        2,203
CASH AT END OF YEAR .....................$2,847        $2,207       $3,227

SUPPLEMENTAL CASH FLOW DISCLOSURES:
         Interest paid ..................$8,800        $6,860       $8,272
         Income taxes paid ..............9,563         8,873        4,346

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

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Inventories
Inventories are valued at the lower of cost or market. Approximately 54% of inventories are valued under the last-in, first-out (LIFO) method, with the remainder valued under the first-in, first -out (FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets, generally using the straight-line method.

Interest relating to the cost of acquiring certain fixed assets is capitalized and amortized over the asset's estimated useful life.

Fair Value of Financial Instruments
The estimated fair market values of the Company's financial instruments, principally long-term debt, approximate their recorded values.

Recently Issued Accounting Pronouncements
The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121) in March 1995, which is effective for Oneida beginning January 28, 1996. FAS 121 requires that an impairment loss be recognized when circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, Oneida has used a methodology similar to FAS 121 in determining the amount of an impairment. Accordingly, the issuance of FAS 121 will not have a significant impact on Oneida's consolidated financial statements.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). As permitted by FAS 123, Oneida will continue to apply the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and adopt the disclosure requirements of FAS 123 beginning in 1996. Accordingly, the issuance of FAS 123 will not impact on Oneida's consolidated financial statements.

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

The components of the deferred tax assets and liabilities are as follows:

                                                  (Thousands)
                                            Net Assets  (Liabilities)
                                            1996                1995
Deferred Income Taxes:
     Postretirement benefits................$24,574             $24,004
     Employee benefits......................8,000               7,039
     Total deferred tax assets..............32,574              31,043
     Depreciation...........................(17,409)            (17,951)
     Other..................................(656)               (2,437)
     Total deferred tax liabilities.........(18,065)            (20,388)
         Total..............................14,509              10,655
     Current deferred.......................4,781               3,600
     Non-current deferred...................$9,728              $7,055

The provision for income taxes consists of the following:
                                             (Thousands)
                                  1996           1995           1994
Current tax expense:
     U.S. Federal.................$13,234        $8,389         $7,612
     Foreign......................1,466          570            155
     State........................836            928            598
                                  15,536         9,887          8,365
Deferred tax expense..............(3,854)        (547)          (1,024)
     Total........................$11,682        $9,340         $7,341

The income tax provision differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences are as follows:

                                             (Thousands)
                                   1996          1995           1994
Statutory U.S. Federal taxes......$10,419        $7,992         $6,301
Difference due to:
     Foreign taxes................(451)          (20)           (383)
     State taxes..................543            603            387
     Other........................1,171          765            1,036
     Provision for taxes..........$11,682        $9,340         $7,341

The following presents the U.S. and non-U.S. components of income before income taxes:

                                             (Thousands)
                                  1996           1995           1994
U.S.income........................$23,907        $20,177        $16,076
Non-U.S. income...................5,863          2,656          1,927
     Total........................$29,770        $22,833        $18,003

3. RECEIVABLES
Receivables by major classification are as follows:

                                                (Thousands)
                                            1996           1995
Accounts receivable.........................$56,649        $63,875
Other accounts and notes receivable.........2,200          2,663
Less allowance for doubtful accounts........(1,697)        (1,665)
     Recievables............................$57,152        $64,873

4. INVENTORIES
Inventories by major classification are as follows:

                                             (Thousands)
                                       1996                1995
Finished goods.........................$101,864            $99,218
Goods in process.......................22,796              22,668
Raw materials and supplies.............21,103              13,924
         Total.........................$145,763            $135,810

Excess of replacement cost
   over LIFO value of inventories......$34,700             $31,400

5. LEASES
The Company leases many factory store and warehouse facilities. It also leases transportation and manufacturing equipment under operating leases. Lease expense charged to operations was $7,944,000, $8,208,000 and $8,010,000, for 1996, 1995 and 1994, respectively.

Future   minimum   lease  payments  and  related  sublease   income   for   all
non-cancelable operating leases having a remaining term in excess of one year at January 1996 are as follows:

                                    (Thousands)
                             Lease               Sublease
                             Commitment          Income
1997.........................$7,484              $1,249
1998.........................6,533               1,309
1999.........................5,633               1,271
2000.........................4,442               539
2001.........................2,758               362
Remainder through 2008.......13,846              189
     Total...................$40,696             $4,919

Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises. Sublease income relates to an office facility for which the Company has currently sublet all of the facility.

6. SHORT-TERM DEBT AND COMPENSATING BALANCES
The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. Certain credit lines call for the main-tenance of compensating balances of up to 1.25% of the credit line or fees in lieu thereof. At January 1996, the Company had lines of credit of $86,000,000 of which $62,500,000 was available.

The average outstanding balances of short-term debt for the fiscal years ending January 1996 and January 1995 were $35,109,000 and $38,148,000, respectively, computed by using daily balances and the weighted interest rates of 6.5% in 1996 and 5.0% in 1995.

7. ACCRUED LIABILITIES
Accrued liabilities by major classification are as follows:

                                             (Thousands)
                                       1996                1995
Accrued vacation pay...................$6,769              $6,441
Accrued wage incentive.................8,167               6,456
Accrued workmen's compensation.........7,251               6,252
Accrued wages and commissions..........4,928               4,741
Accrued income taxes...................3,282               1,882
Dividends payable......................1,357               1,342
Other accruals.........................6,560               5,890
Total..................................$38,314             $33,004

8. LONG-TERM DEBT
Long-term debt at January 1996 and 1995 consisted of the following:

                                                  (Thousands)
                                            1996                1995
Senior notes, 8.52% due January
    15, 2002, payable $4,285,710
    $25,714 $30,000 annually................$25,714             $30,000
Notes payable at various interest
    rates (6.50% - 6.63%), due
    February 20, 2001.......................40,000              40,000
Industrial Revenue Bond, Chemical
    Bank Tax Exempt Money Market
    Index rate, due August 1, 2005..........9,000               9,000
Other debt at various interest
    rates (7% -9.25%) due
    through 2000............................2,164               3,300
         Total..............................76,878              82,300
Less amounts due currently..................4,749               5,022
Long-term debt..............................$72,129             $77,278

Certain note agreements restrict borrowings, business investments, acquisition of the Company's stock and payment of cash dividends. The Industrial Revenue Bonds are collateralized by the facilities acquired through the proceeds of the related bond issuances and letters of credit.

The aggregate amounts of long-term maturities due each year are as follows:

1997...................................$4,749
1998...................................4,789
1999...................................4,831
2000...................................4,752
2001...................................4,471
After..................................53,286
         Total.........................$76,878

Total interest costs incurred by the Company are presented net of capitalized interest of $505,000, $354,000, and $390,000 for 1996, 1995 and 1994,
respectively.

9.  RETIREMENT BENEFIT AND EMPLOYEE SECURITY PLANS
Pension Plans
The Company maintains defined contribution and defined benefit plans covering substantially all employees in the United States and Canada. Employees of the Silversmiths Division are covered by both an Employee Stock Ownership Plan
(ESOP), and a defined benefit floor plan. Dividends on all shares are added to participant accounts. Future contributions to the ESOP will be primarily in the form of cash.

The Company maintains salary deferral (401-K) plans covering substantially all employees. Employees of the Company's industrial wire subsidiary are covered under a defined contribution plan, for which contributions are determined based on that subsidiary's operating income.

The net periodic pension cost for the Company's various defined benefit plans for 1996, 1995 and 1994 were as follows:

                                             (Thousands)
                                     1996           1995           1994
Service cost - benefits earned
    during the year..................$1,509         $1,031         $1,028
Interest cost on projected
    benefit obligation...............2,243          1,501          1,569
Actual return on plan assets.........(3,090)        278            (1,306)
Net amortization and deferral........1,627          (1,448)        (24)
         Net periodic pension cost...$2,289         $1,362         $1,267

Plan assets consist primarily of stocks, bonds, and cash equivalents. The following table presents a reconciliation of the funded status of the plans and assumptions used at January 1996 and 1995.

                                             (Thousands)
                                    U.S. PLANS         FOREIGN PLAN
                                  1996      1995      1996      1995
Plan assets at fair value.........$15,43    $11,50    $5,703    $5,346

Actuarial present value of benefit
    obligations:
         Vested benefits..........16,614    12,568    4,272     4,198
         Nonvested benefits.......16,740    10,884    193       157
Accumulated benefit obligation....33,354    23,452    4,465     4,355
Projected future salary
   increases......................910       524       1,020     921
Projected benefit obligation......34,264    23,976    5,485     5,276
Plan assets more (less) than
    projected benefit
    obligation....................(18,825)  (12,468)  218       70
Unrecognized net losses...........14,621    9,117     1,168     1,402
Unrecognized prior
   service cost...................396       285       9         12
Unrecognized net asset............(1,401)   (1,552)   (368)     (450)
Accrued pension asset
    (liability).............      $(5,209)  $(4,618)  $1,027    $1,034

Discount rate.....................7.0%      8.2%      7.5%      7.5%
Expected long-term rate
    of return on assets...........8.5%      8.5%      8.5%      8.5%
Rate of increase in
    compensation levels...........4.5%      4.5%      5.0%      5.0%

The net pension cost associated with the Company's defined contribution plans, including the cost of shares allocated to the ESOP, was $2,022,000, $3,377,000 and $3,166,000, for 1996, 1995 and 1994, respectively.

Postretirement Health Care and Life Insurance Benefits
The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements.

Net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components:

                                              (Thousands)
                                       1996      1995      1994
Service cost of benefits earned........$1,048    $1,290    $1,444
Interest cost on accumulated
    postretirement benefit
    obligation.........................3,694     3,735     4,291
Net amortization and deferral..........(947)     (722)     (596)
Net periodic postretirement
    benefit cost.......................$3,795    $4,303    $5,139

The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 1996 and January 1995:

                                                  (Thousands)
                                            1995                1994
Accumulated  postretirement
    benefit obligation:
         Retirees...........................$27,712             $27,168
         Fully eligible active
            plan participants...............7,079               5,943
         Other active plan
            participants....................20,995              15,008
Accrued postretirement
    benefit.................................55,786              48,119
Unrecognized prior service
    cost....................................8,958               9,063
Unrecognized net gain (loss)................(1,034)             5,327
         Accrued postretirement
            benefit.........................63,710              62,509
Less current portion........................1,910               2,000
         Accrued Postretirement
            benefit.........................61,800              60,509

Discount rate...............................7.1%                8.4%
Health care inflation rate..................9.0%                10.0%

The 1996 health care inflation rate was assumed to decrease gradually to 5% by the year 2003 and remain at that level thereafter. An increase in the assumed health care inflation rate by 1% per year would increase the accumulated postretirement benefit obligation at January 1996 by $4,657,000 and the net postretirement benefit cost for 1996 by $586,000.

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

10.  STOCK PURCHASE PLAN
At January 1996, under the terms of a stock purchase plan, the Company has reserved 1,065,199 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise. The option price for the shares outstanding at January 1996 is $13.28.

                                  1996         1995         1994
Outstanding at beginning
    of year.......................453,010      426,770      422,073
Exercised during the year.........(45,701)     (110,175)    (21,797)
Expired during the year...........(440,839)    (322,712)    (423,891)
Granted during the year...........482,943      459,127      450,385
Outstanding at end of year........449,413      453,010      26,770
Average per share price
    of rights exercised...........$13.83       $11.00       $10.68

Rights to purchase are exercisable on date of grant. Unexercised rights expire on June 30 of each year and become available for future grants. Employees are entitled to purchase one share of common stock for each $250 of their earnings for the calendar year preceding July 1.

The consolidated statement of operations does not contain any charges as a result of accounting for this plan.

11.  STOCK OPTION AND RIGHTS PLANS
At January 1996, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees.

Options were granted at prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised.

Stock   options  are  non-transferable  other  than  on  death,  are  partially exercisable one year from the date of grant and expire ten years from date of grant.

                                       Option Price
                             No. of         Per            (Thousands)
                             Shares         Share          Total
Outstanding at:
         January 1993 .......631,455        9.00-15.00     $8,207
         Granted ............154,000        11.38          1,752
         Exercised ..........(11,000)       9.00           (99)
         Expired ............(74,140)       9.00-15.00     (963)
Outstanding at:
         January 1994 .......700,315        9.00-15.00     8,897
         Granted ............152,000        13.63          2,071
         Exercised ..........(107,500)      9.00-15.00     (1,290)
         Expired ............(6,936)        9.00-15.00     (86)
Outstanding at:
         January 1995 .......737,879        9.00 -15.00    9,592
         Exercised ..........(106,086)      9.00-15.00     (1,266)
Outstanding at:
         January 1996 .......631,793        9.00-15.00     $9,326
Shares remaining available
    for grant ................194,153
Total exercisable as of
    January 1996 .............397,393

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

Information as to the Company's operations by industry segment for 1996, 1995 and 1994 is summarized below:

                                              (Thousands)
                                  1996           1995           1994
NET SALES AND OTHER OPERATING
    REVENUES:
Tableware products................$364,293       $336,300       $322,988
Industrial wire products..........149,988        157,122        132,681
         Total....................$514,281       $493,422       $455,669
OPERATING PROFIT:
Tableware products ...............$37,235        $28,205        $26,917
Industrial wire products .........5,900          6,829          4,127
Operating profit .................43,135         35,034         31,044
Corporate expense ................4,726          4,839          5,290
Interest expense .................8,639          7,362          7,751
Income before income taxes .......$29,770        $22,833        $18,033
IDENTIFIABLE ASSETS:
Tableware products................$271,596       $255,073       $246,510
Industrial wire products .........69,920         78,750         68,768
         Total ...................341,516        333,823        315,278
Corporate Assets-Cash ............2,847          2,207          3,227
         Total ...................$344,363       $336,030       $318,505
DEPRECIATION EXPENSE:
Tableware products................$10,615        $9,712         $9,681
Industrial wire products..........4,787          4,633          4,398
         Total....................$15,402        $14,345        $14,079
PROPERTY, PLANT AND EQUIPMENT
    ADDITIONS:
Tableware products ...............$12,434        $11,443        $10,587
Industrial wire products .........6,888          5,747          2,693
         Total ...................$19,322        $17,190        $13,280

Foreign operations of the Company are not material and are therefore not separately set forth.

13.  CHANGES IN STOCKHOLDERS' EQUITY
Following is a summary of the changes in Stockholders' Equity for the three years ended January 1996

                                             (Thousands)
                                                                    Equity
                                                                    Adjust-      Un-
                                                Addt'l              ment         allocated
                   Common      Common   Pref'd  Paid-in   Ret'd     from         Treasury   ESOP
                   Shares      Stock    Stock   Capital   Earnings  Translation  Stock      Shares
Balance
Jan. 1993......... 11,361,279  $11,361  $2,271  $77,725   $2,731    $(1,667)     $(9,262)   $(5,495)
Stock purchase
  plan............ 21,797      22               211
dividend
  reinvestment
  plan............ 44,818      45               517
stock option
  plan............ 4,996       5                29
Purchase/
  retirement
  of treasury
  stock........... (12,666)    (13)     (35)    (131)                            160
Cash dividends
  declared ($.48
  per share)............................................. (5,264)
Net Income............................................... 10,662
ESOP shares
  allocated to
  participants............................................................................. 2,753
Equity Adjustment
  from translation.............................................................. (794)

Balance
Jan. 1994......... 11,429,843  11,430   2,236   78,423    8,129     (2,461)      (9,102)    (2,742)
Stock purchase
  plan............ 110,175     110              1,112
dividend
  reinvestment
  plan............                              80                               528        (11)
Restricted stock
  plan............ 7,920       8                118
stock option
  plan............ 32,026      32       (6)     7
Cash dividends
  declared ($.48
  per share)............................................. (5,367)
Net Income............................................... 13,493
ESOP shares
  allocated to
  participants............................................................................. 2,753
Equity Adjustment
  from translation......................................................................... (3,574)

Balance
Jan. 1995......... 11,579,964  11,580   2,230   79,740    16,255      (6,035)    (8,574)
Stock purchase
  plan............ 45,701      46               586
dividend
  reinvestment
  plan............                              56                               276
Restricted stock
  plan............ 4,348       4                67
Purchase/
  retirement of
  treasury stock....................... (5)     2                                (265)
stock option
  plan............ 76,211      76               699
Purchase of
  ESOP shares.............................................................................. (540)
Cash dividends
  declared ($.48
  per share)............................................. (5,407)
Net Income............................................... 18,088
Equity Adjustment
  from translation.............................................................. (2,579)

Balance
Jan. 1996......... 11,706,224  $11,706  $2,225  $81,150   $28,936   $(8,614)     $(8,563)   $(540)

14.   SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                                  (Thousands except per share amounts)

                                            Quarter Ended
1996                    April 29,      July 29,     October 28,   January 27,
                          1995           1995          1995          1996
Net sales ............. $121,807       $124,898     $139,964      $127,130
Gross margin........... 33,964         34,576       39,060        36,551
Net income ............ 3,385          3,450        5,345         5,908
Earnings per share .... .30            .31          .48           .53

                                            Quarter Ended
1995                    April 30,      July 30,     October 29,   January 28,
                          1994           1994          1994         1995
Net sales ............. $111,022       $115,561     $134,212      $132,159
Gross margin .......... 29,186         30,736       35,563        37,371
Net income ............ 1,706          1,938        4,368         5,481
Earnings per share .... .16            .18          .40           .50

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Oneida Ltd.

We have audited the accompanying consolidated balance sheet of Oneida Ltd. as of January 27, 1996 and January 28, 1995 and the related consolidated statements of operations and cash flows for each of the three years in the period ended January 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oneida Ltd. as of January 27, 1996 and January 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 27, 1996 in conformity with generally accepted accounting principles.

                                        Coopers & Lybrand L.L.P.
                                        a professional services firm

/s/ Coopers & Lybrand L.L.P.
Syracuse, New York
February 22,  1996

MANAGEMENT'S  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION  AND  RESULTS  OF
OPERATIONS (Thousands)
                             1996           1995           1994
Net Sales ...................$513,799       $492,954       $455,192
Gross Margin ................144,151        132,856        126,569
     % Net Sales.............28.1%          27.0%          27.8%
Operating Expense ...........104,935        101,947        100,074
     % Net Sales.............20.4%          20.7%          22.0%

Fiscal year ended January 1996 compared with fiscal year ended January 1995

Operations
1996 consolidated net sales were $20,845, or 4.2% higher than in the previous year. Sales of tableware products rose 8.3 % over 1995 levels. The tableware division registered increases in both the domestic consumer and foodservice markets, as well as in international sales. Tableware sales benefited from the introduction of several well received new patterns and increased distribution efficiencies. In particular, significant sales increases were achieved in the retail department store and mas merchandise markets. Sales of the industrial wire division decreased by $7,133 or 4.5%. The industrial wire facility had a significant decline in the volume of wire produced this year. This decrease was somewhat offset by rising copper prices (which are passed along to customers) and improved product mix.

Gross margin as a percent of net sales increased to 28.1% from 27.0% in 1995, primarily because of improved tableware volume and manufacturing efficiency. Camden's gross profit margin remained stable in 1996 despite copper costs being approximately 25% higher on average that the prior year. If the increased copper costs are factored out, the Company's 1996 consolidated gross profit percentage would show a pro forma rate of 29.0%.

Operating expenses increased by $2,988 or 2.9% over 1995. Selling and distribution costs rose by 1.2%. These costs increased by 3% at the tableware division and decreased by 14% at Camden Wire primarily due to sales volume fluctuations. General and administrative costs increased by 7.2%., principally due to higher employee profit sharing accruals.

1996  interest expense (prior to capitalized interest) increased by  $1,428  or
18.5%.   The  rise  in interest expense was principally due to  the  effect  of increasing interest rates on the  Company's borrowings in 1996 versus 1995.

Liquidity and Financial Resources
During the current year, the Company has invested approximately $20,300 in capital additions, primarily in its manufacturing facilities. In 1996, $4,200 was spent as part of a $23,500 multi-year expansion plan for the industrial wire division. Camden Wire is constructing a new plant in El Paso, Texas and transferring a portion of its net assets there. It is also modernizing the Pine Bluff, Arkansas and Camden, New York facilities. The Company plans to spend $22,000 on capital projects in 1997. Roughly 30% of this amount will be allocated to the Camden expansion plan.

Total outstanding debt increased by $8,910 or 8.1% during 1996. Debt as a percentage of total capital decreased to 48.7% from 53.6% one year ago. Cash from 1997 operations is expected to provide sufficient liquidity for all of the Company's capital needs.

As a result of the recent devaluation of the Mexican peso in 1996, the Company has recorded, as a negative adjustment to equity, a $2,300 charge which relates to the effect of the devaluation on the Company's long-term investments in its Mexican assets. While this charge is in accordance with generally accepted accounting principles, management believes that devaluation has made the Company's products manufactured in Mexico more cost competitive.

Fiscal year ended January 1995 compared with fiscal year ended January 1994

Operations
1995 consolidated net sales were $37,762, or 8.3% higher than in the previous year. Approximately two thirds of this increase was attributable to the industrial wire division. Sales of wire products increased by 18.4% over 1994, primarily as a result of significantly higher copper costs (which are passed along to customers) throughout fiscal 1995. Sales of tableware products rose 4.1% over 1994 levels. Both the consumer and foodservice tableware divisions recorded higher sales volume. Consumer sales were below 1994 during the first half of the year, but ended slightly higher for the year with a very strong second half. Foodservice sales were up throughout the year.

Gross margin as a percent of net sales decreased to 27.0% from 27.8% in 1994. When the higher copper costs incurred by the industrial wire division are factored out, the gross margin percentage was unchanged from 1994.

Operating expenses increased by $1,873, or 1.9% over 1994. Selling and distribution costs rose by 4.5%, in direct relation to the higher sales level realized by the Company this year. In contrast, general and administrative costs decreased by 4.2%.

1995 Interest expense (prior to capitalized interest) decreased $425 or 5.2%. Although the Company's average debt level decreased in 1995, rising interest rates offset approximately one-third of the potential benefit.

Dividends and Price Range of the Company's Common Stock

The Company's Common Stock is traded on the New York Stock Exchange and the total number of stockholders of record at January 1996 was 4,297. The following table sets forth the high and low sales prices per share of the Company's Common Stock for the periods indicated on the Composite Tape, and cash dividends declared for the quarters in the Company's 1996 and 1995 fiscal years.

          JANUARY 1996                               JANUARY 1995

Fiscal                       Dividends   Fiscal                       Dividends
Quarter     High    Low      Per Share   Quarter     High     Low     Per Share
First.......$15.25  $13.38   $.12        First.......$16.63   $14.00   $.12
Second......15.88   14.00    .12         Second......16.00    13.50    .12
Third.......16.75   15.00    .12         Third.......14.63    13.38    .12
Fourth......17.63   15.13    .12         Fourth......15.00    12.38    .12

FIVE YEAR SUMMARY
     ONEIDA LTD.
     (Thousands except per share amounts)
Year ended in January   1996      1995      1994      1993      1992
OPERATIONS
Net sale............... $513,799  $492,954 $455,192   $479,442 $446,602
Gross margin .......... 144,151   132,856   126,569   123,292   122,566
Interest expense....... 8,639     7,362     7,751     10,304    10,452
Income before income
    taxes and
    cumulative effect.. 29,770    22,833    18,003    5,939     14,510
Income taxes .......... 11,682    9,340     7,341     2,227     5,586
Net income (loss) ..... 18,088    13,493    10,662    (33,252)  8,924
Cash dividends declared-
       Preferred stock. 134       134       135       136       137
       Common stock.... 5,272     5,233     5,129     5,090     5,026

PER SHARE OF COMMON STOCK
Income before
    accounting changes. 1.63      1.24      1.01      .36       .90
Net income (loss) ..... 1.63      1.24      1.01      (3.32)    .90
Dividends declared .... .48       .48       .48       .48       .48
Book value............. 9.46      8.53      7.97      7.39      11.35

FINANCIAL DATA
Current assets ........ 215,233   212,124   196,746   195,712   210,952
Working capital ....... 121,482   118,918   111,817   109,388   103,691
Total assets........... 344,363   336,030   318,505   317,679   328,613
Long-term debt ........ 72,129    77,278    75,301    81,906    77,573
Stockholders' equity... 106,300   95,196    85,913    77,664    114,387
Additions to property, plant
    and equipment...... 19,322    17,190    13,280    14,163    18,755
Property, plant and
    equipment-at cost.. 251,758   242,198   227,290   216,216   207,514
Accumulated
    depreciation ...... 136,559   129,906   116,496   104,297   95,034

SHARES OF CAPITAL STOCK
Outstanding at end of year
         Preferred .... 89        89        89        91        91
         Common ....... 10,999    10,902    10,498    10,205    9,876
Weighted average number
    of common shares
    outstanding during
    the year........... 11,019    10,784    10,393    10,056    9,767

SALES OF MAJOR PRODUCTS BY PERCENT
OF TOTAL SALES
Tableware ............. .71%      68%       71%       69%       71%
Industrial wire
    product............ 29%       32%       29%       31%       29%

AVERAGE NUMBER OF
    EMPLOYEES.......... 5,708     5,590     5,466     5,530     5,252