Form 10-K/A, Exhibit 13
period 1997-01-25
ONEIDA LTD
filed 1997-05-05
CIK 74585

                                                           EXHIBIT 13

CONSOLIDATED STATEMENT OF OPERATIONS

    ONEIDA LTD.
    For the years ended January 1997, 1996 and 1995

                                         (Thousands except per share amounts)
       Year ended in January             1997           1996           1995
NET SALES                              $376,923       $363,811       $355,831
COST OF SALES                           243,934        236,560        222,639
GROSS MARGIN                            132,989        127,251        113,192
OPERATING EXPENSES:
    Selling, advertising
      and distribution                   67,868         66,693         64,873
    General and administrative           29,231         27,350         24,408
         Total                           97,099         94,043         89,281

INCOME FROM OPERATIONS                   35,890         33,208         23,911
OTHER EXPENSE                               832            762            596
INTEREST EXPENSE                          6,503          6,877          5,922
INCOME FROM CONTINUING
  OPERATIONS
BEFORE INCOME TAXES                      28,555         25,569         17,393
PROVISION FOR INCOME TAXES               11,279         10,144          7,306
INCOME FROM CONTINUING
  OPERATIONS                             17,276         15,425         10,087
INCOME (LOSS) FROM DIS-
  CONTINUED OPERATIONS                     (304)         2,663          3,406
NET INCOME                              $16,972        $18,088        $13,493

EARNINGS PER SHARE OF
  COMMON STOCK
    Continuing operations                 $1.54          $1.39           $.92
    Discontinued operations                (.03)           .24            .32
    Net income                             1.51           1.63           1.24

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

    ONEIDA LTD.

                                                      (Thousands)
ASSETS                                  January 25, 1997        January 27, 1996
CURRENT ASSETS:
    Cash                                    $  3,183                $  2,847
    Receivables                               50,246                  42,333
    Inventories                              124,293                 126,043
    Other current assets                      13,291                   8,585
    Net assets of discontinued
      operations                              33,762                  32,122
         Total current assets                224,775                 211,930

PROPERTY, PLANT AND EQUIPMENT:
    Land and buildings                        45,502                  42,625
    Machinery and equipment                  149,927                 143,012
         Total                               195,429                 185,637
    Less accumulated depreciation            116,283                 105,957
         Property, plant and
           equipment - net                    79,146                  79,680

OTHER ASSETS:
    Cost in excess of net assets
      acquired - net                          30,940
    Deferred income taxes                     12,716                  12,341
    Other                                      2,651                   2,617

         TOTAL                              $350,228                $306,568

                                                      (Thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY    January 25, 1997        January 27, 1996

CURRENT LIABILITIES:
    Short-term debt                          $15,593                 $24,067
    Accounts payable                          14,176                  13,362
    Accrued liabilities                       37,082                  29,646
    Current installments of long-
      term debt                               29,703                   4,749
         Total current liabilities            96,554                  71,824

LONG-TERM DEBT                                68,126                  63,129

OTHER LIABILITIES:
    Accrued postretirement liability          52,273                  50,932
    Accrued pension liability                  5,666                   5,209
    Other liabilities                          9,291                   9,174
         Total                                67,230                  65,315

STOCKHOLDERS' EQUITY:
    Cumulative 6% preferred stock-
      $25 par value; authorized
      95,660 shares, issued 88,624
      and 88,989 shares, respectively;
      callable at $30 per share                2,216                   2,225
    Common stock-$l.00 par value;
      authorized 24,000,000 shares,
      issued 11,867,806 and 11,706,224
      shares, respectively                    11,868                  11,706
    Additional paid-in capital                83,103                  81,150
    Retained earnings                         39,893                  28,936
    Equity adjustment from translation        (8,468)                 (8,614)
    Less cost of common stock held
      in treasury; 766,241 and
      672,617 shares, respectively           (10,156)                 (8,563)
    Less unallocated ESOP shares of
      common stock of 8,531 and
      34,347, respectively                      (138)                   (540)
         Stockholders' equity                118,318                 106,300

              TOTAL                         $350,228                $306,568

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

    ONEIDA LTD.
    for the years ended January 1997, 1996 and 1995

                                                        (Thousands)
              Year ended in January         1997           1996          1995
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income                             $17,276       $15,425       $10,087
    Net income (loss) from
      discontinued operations                 (304)        2,663         3,406
    Adjustments to reconcile net
      income to net cash provided
      by operating activities:
         Depreciation                       11,455        10,615         9,712
         ESOP shares allocated to
           participants                                                  2,753
         Deferred taxes and other
           non-cash charges                  2,021        (1,274)       (2,976)
         Decrease (increase) in
           operating assets:
              Receivables                   (2,409)       (1,110)       (3,488)
              Inventories                   11,276       (13,055)       (6,552)
              Other current assets          (2,452)          (12)         (112)
              Other assets                     582           216           557
         Increase (decrease) in accounts
           payable                          (1,383)        1,558        (1,050)
         Increase in accrued liabilities     7,452         5,118         4,017
         Discontinued operations             3,228        13,309        (2,224)
              Net cash provided by
                operating activities        46,742        33,453        14,130

CASH FLOW FROM INVESTING ACTIVITIES:
    Purchase of THC Systems, Inc.          (46,600)
    Property, plant and equipment
      expenditures                         (11,540)      (13,431)      (12,785)
    Retirement of property,
      plant and equipment                      645           827         1,134
    Other, net                                (528)           67           211
    Discontinued operations                (11,319)       (6,753)        5,640
         Net cash used in investing
           activities                      (69,342)      (19,290)      (17,080)

CASH FROM FINANCING ACTIVITIES:
    Proceeds from issuance of
      common stock                           2,105         1,530         1,451
    Purchase of treasury
      stock, net                            (1,593)           11           528
    Net purchase/allocation
      of ESOP Shares                           402          (540)
    Net payments under short-
      term debt                             (8,474)       (3,488)         (631)
    Proceeds from issuance of
      long-term debt                        35,388         5,000         7,000
    Payment of long-term debt               (5,436)      (10,423)         (899)
    Dividends paid                          (6,015)       (5,407)       (5,367)
    Discontinued operations                  6,500
         Net cash provided by
           (used in) financing
           activities                      (22,877)      (13,317)       (2,082)

EFFECT OF EXCHANGE RATE CHANGES
  ON CASH                                       59          (206)         (152)
NET INCREASE (DECREASE) IN CASH                336           640        (1,020)
CASH AT BEGINNING OF YEAR                    2,847         2,207         3,227
CASH AT END OF YEAR                       $  3,183      $  2,847      $  2,207

SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Interest paid                          $ 6,575       $ 8,825       $ 6,868
    Income taxes paid                        9,842         9,941         8,805

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

The financial statements reflect the acquisition of THC Systems, Inc. as of November 4, 1996. The financial statements also reflect the operations of Camden Wire Company, Inc. which have been shown as discontinued operations as of October 26, 1996. Camden was sold on February 12, 1997. The notes to the financial statements contain information pertaining to the continuing operations of the Company. See Notes 2 and 3 for information pertaining to the acquisition and disposition of these subsidiaries. Prior periods have been restated to reflect the tableware businesses as continuing operations. In addition, certain reclassifications have been made to the financial statements for prior years to conform to the presentation for 1997.

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

Foreign Currency Translation
Assets and liabilities of foreign subsidiaries are translated principally at year-end rates of exchange and revenue and expense accounts are translated at average rates of exchange during the year. Net transaction gains and losses reflected in the statement of operations were not material.

Earnings Per Share
Earnings per share are based on the weighted average number of shares of common stock outstanding. The weighted average number of shares for earnings per share includes the potentially dilutive effect of shares issuable under the employee stock purchase, stock option and dividend reinvestment plans. No fully diluted earnings per share are presented, as the difference between primary and fully diluted earnings per share is not significant.

Inventories
Inventories are valued at the lower of cost or market. Approximately 48% of inventories are valued under the last-in, first-out (LIFO) method, with the remainder valued under the first-in, first-out (FIFO) method.

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


2.  ACQUISITION OF THC SYSTEMS, INC. (REGO CHINA)
On November 4, 1996, the Company purchased the net assets of THC Systems, Inc. (Rego China) a leading importer of institutional china for the foodservice industry.

The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the net assets acquired based on their book values at the date of acquisition. Allocation of the cost to acquire Rego China is summarized as follows:

                                              (Thousands)
Working Capital                                  $12,800
Cost in excess of net assets acquired             33,800
Total costs to acquire Rego China                $46,600

The cost in excess of net assets acquired is being amortized on a straight-line basis over a period of 15 years. Amortization charged to continuing operations for the current year amounted to $561,000.

The financial statements included the results of operations of Rego China from the date of acquisition. On a pro forma basis, assuming the acquisition had occurred at the beginning of the year ended January 27, 1996 and based on unaudited amounts for Rego China for the periods involved, the consolidated results of operations of the Company for the last two years would have been as follows:

                                       (Thousands except per share amounts)
                                              1997              1996
Net sales                                   $402,867          $395,979
Net income                                    16,194            16,733
Net income per share of common stock            1.45              1.51

The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.


3.  DISPOSITION OF CAMDEN WIRE CO., INC.
In October 1996, the Company adopted a plan of disposal of its Camden Wire Co., Inc. (Camden) subsidiary. Accordingly, the Company reflected the operating results of Camden prior to the adoption of the plan as a discontinued operation.

On February 12, 1997, Camden was sold to an unrelated third party for $43,500,000 in cash. Fourth quarter losses of Camden (subsequent to the plan of disposal) have been deferred and will be recognized as part of the ultimate gain realized on the sale of Camden in the first quarter of fiscal 1998.

The components of net assets of discontinued operations included in the balance sheet, including debt to be assumed by the buyer, are as follows:

                                              (Thousands)
                                          1997            1996
Working capital                          $18,517        $18,043
Property, plant and equipment, net        41,738         35,519
Debt                                     (15,500)        (9,000)
Other liabilities                        (10,829)       (11,411)
Deferred losses and expenses                (164)        (1,029)
    Total                                $33,762        $32,122

Revenues from Camden for 1997, 1996 and 1995 were $137,960,000, $149,988,000 and
$157,122,000 respectively.


4.  INCOME TAXES
The Company accounts for taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes, which requires the use of the liability method of computing deferred income taxes. Under the liability method, deferred income taxes are based on the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities and are adjusted for tax rate changes as they occur.

The components of the deferred tax assets and liabilities are as follows:

                                               (Thousands)
                                        1997                 1996
Deferred Income Taxes:
    Postretirement Benefits            $20,081             $20,401
    Employee Benefits                    8,060               7,320
    Other                                  578                (176)
    Total Deferred Tax Assets           28,719              27,545
    Depreciation                        (9,746)            (10,652)
         Total                          18,973              16,893
Current Deferred                         6,257               4,552
Non-Current  Deferred                  $12,716             $12,341

The provision for income taxes consists of the following:

                                          (Thousands)
                              1997           1996           1995
Current tax expense:
    U.S. Federal             $10,097        $11,005        $6,202
    Foreign                    2,621          2,079          599
    State                        641            610          617
                              13,359         13,694        7,418
Deferred tax expense          (2,080)        (3,550)        (112)
         Total                $11,279        $10,144      $7,306

The income tax provision differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences are as follows:

                                              (Thousands)
                                    1997          1996          1995
Statutory U.S. Federal taxes      $ 9,994        $8,949        $6,087
Difference due to:
    Foreign taxes                     153                         (37)
    State taxes                       354           393           402
    Other                             778           802           854

    Provision for taxes           $11,279       $10,144        $7,306

The following presents the U.S. and non-U.S. components of income before income taxes.

                                           (Thousands)
                               1997           1996           1995
U.S. income                  $21,682        $19,685        $14,782
Non - U.S. income              6,873          5,884          2,611
Income from continuing
  operations                 $28,555        $25,569        $17,393

Discontinued operations are shown net of income tax (benefit) expense of $(280,000), $1,538,000 and $2,034,000 for 1997, 1996 and 1995, respectively.

5.  RECEIVABLES
Receivables by major classification are as follows:

                                          (Thousands)
                                    1997               1996
Accounts receivable               $47,384             $41,762
Other accounts and notes            4,659               1,969
  receivable
Less allowance for doubtful        (1,797)             (1,398)
  accounts
    Receivables                   $50,246            $42,333

6.  INVENTORIES
Inventories by major classification are as follows:

                                               (Thousands)
                                         1997                 1996
Finished goods                         $ 93,339            $  93,827
Goods in process                         14,798              17,120
Raw materials and supplies               16,156              15,096
    Total                              $124,293            $126,043

Excess of replacement cost over
  LIFO value of inventories            $ 25,000            $ 27,800

7. LEASES
The Company leases numerous factory stores, warehouses and office facilities. Lease expense charged to operations was $5,973,000, $6,314,000 and $6,008,000, for 1997, 1996 and 1995, respectively.

Future minimum lease payments and related sublease income for all non-cancelable operating leases having a remaining term in excess of one year at January 1997 are as follows:

                                     (Thousands)
                              Lease              Sublease
                            Commitment            Income
1998                         $ 5,872             $ 1,290
1999                           5,741               1,287
2000                           4,580               1,273
2001                           3,361               1,016
2002                           2,697                 818
Remainder through 2008        13,251               1,159
    Total                    $35,502              $6,843

Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises. Sublease income relates to an office facility for which the Company has currently sublet all of the facility.


8.  SHORT-TERM DEBT AND COMPENSATING BALANCES
The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. Certain credit lines call for the maintenance of compensating balances of up to 1.14% of the credit line or fees in lieu thereof. At January 1997, the Company had lines of credit of $86,000,000 of which $71,000,000 was available.

The average outstanding balances of short-term debt for the fiscal years ending January 1997 and January 1996 were $35,793,000 and $35,109,000, respectively, computed by using daily balances and the weighted interest rates of 5.9% in 1997 and 6.5% in 1996.


9.  ACCRUED LIABILITIES
Accrued liabilities by major classification are as follows:

                                           (Thousands)
                                    1997                1996
Accrued vacation pay              $ 6,205             $ 5,949
Accrued wage incentive              7,440               6,764
Accrued wages and commissions       5,408               4,465
Accrued income taxes                4,847               3,221
Dividends payable                   1,476               1,357
Other accruals                     11,706               7,890
    Total                         $37,082             $29,646

10. LONG-TERM DEBT
Long-term debt at January 1997 and 1996 consisted of the following:

                                        1997                1996
Senior notes, 8.52% due January
  15, 2002, payable $4,285,710
  annually                             $21,428             $25,714
Senior notes, 7.49% due November
  1, 2008, payable $3,890,000
  annually beginning November
  1, 2000                              $35,000
Notes payable at various
  interest rates (6.20% - 6.38%),
  due February 20, 2001                 40,000              40,000
Other debt at various interest
  rates (5.44% -9.25%) due
  through 2000                           1,401               2,164
         Total                          97,829              67,878
Less amounts currently due              29,703               4,749
Long-term debt                         $68,126             $63,129

Certain note agreements restrict borrowings, business investments, acquisition of the Company's stock and payment of cash dividends. The Company is contractually obligated to pay $4,703,000 of long-term debt during fiscal 1998. Upon receipt of the proceeds from the sale of Camden, the Company made advance payments of $25,000,000 on its $40,000,000 notes payable, due February 20, 2001.

The aggregate amounts of long-term maturities due each year are as follows:

                 (Thousands)
1998               $29,703
1999                 4,738
2000                 4,632
2001                 8,361
2002                23,176
After               27,219
    Total          $97,829

Total interest costs incurred by the Company are presented net of capitalized interest of $276,000, $413,000, and $347,000 for 1997, 1996 and 1995,
respectively.


11. RETIREMENT BENEFIT AND EMPLOYEE SECURITY PLANS
Pension Plans
The Company maintains defined contribution and benefit plans covering substantially all employees in the United States and Canada. Employees of the Silversmiths Division are covered by both an Employee Stock Ownership Plan
(ESOP), and a defined benefit floor plan. Dividends on all ESOP shares are added to participant accounts. Future contributions to the ESOP will be primarily in the form of cash.

The Company also maintains salary deferral 401(k) plans covering substantially all employees.

The net periodic pension cost for the Company's various defined benefit plans for 1997, 1996 and 1995 were as follows:

                                           (Thousands)
                                   1997       1996      1995
Service cost-benefits earned
  during the year                 $1,913     $1,509     $1,031
Interest cost on projected
  benefit obligation               2,537      2,243      1,501
Actual return on plan assets      (2,715)    (3,090)       278
Net amortization and deferral        901      1,627     (1,448)
    Net periodic pension cost     $2,636     $2,289     $1,362

Plan assets consist primarily of stocks, bonds, and cash equivalents. The following table presents a reconciliation of the funded status of the plans and assumptions used at January 1997 and 1996.

                                               (Thousands)
                                      U.S. PLANS             FOREIGN PLAN
                                    1997      1996          1997     1996
Plan assets at fair value         $18,653   $15,439        $6,280   $5,703
Actuarial present value
  of benefit obligations:
    Vested benefits                16,431    16,614         4,362    4,272
    Nonvested benefits             13,324    16,740           234      193
         Accumulated Benefit
           obligation              29,755    33,354         4,596    4,465
Projected future salary
  increases                           805       910         1,132    1,020
Projected benefit obligation       30,560    34,264         5,728    5,485
Plan assets more (less)
  than projected
  benefit obligation              (11,907)  (18,825)          552      218
Unrecognized net losses             6,677    14,621           830    1,168
Unrecognized prior service
  cost                                832       396             9        9
Unrecognized net asset             (1,268)   (1,401)         (282)    (368)
Accrued pension asset
  liability                       $(5,666)  $(5,209)      $ 1,109    1,027

Discount rate                         7.5%      7.0%          7.5%     7.5%
Expected long-term rate
  of return on assets                 8.5%      8.5%          8.5%     8.5%
Rate of increase in
  compensation levels                 4.0%      4.5%          5.0%     5.0%

The net pension cost associated with the Company's defined contribution plans, including the cost of shares allocated to the ESOP, was $1,537,000, $1,504,000 and $2,753,000, for 1997, 1996 and 1995, respectively.

Postretirement Health Care and Life Insurance Benefits
The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements.

Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:

                                                (Thousands)
                                        1997        1996       1995
Service cost of benefits earned        $1,124      $  791     $  983
Interest cost on accumulated
  postretirement benefit
  obligation                            3,048       2,991      3,070
Net amortization and deferral            (681)       (848)      (629)
Net periodic postretirement
  benefit cost                         $3,491      $2,934     $3,424

The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 1997 and January 1996:

                                                 (Thousands)
                                             1997           1996
Accumulated postretirement benefit
  obligation:
    Retirees                                $21,546        $23,427
    Fully eligible active
      plan participants                       5,268          5,349
    Other active plan participants           16,535         17,966
Accrued postretirement benefit
  cost                                       43,349         46,742
Unrecognized prior service cost               7,084          7,748
Unrecognized net gain (loss)                  3,840         (1,558)
Accrued postretirement benefit
  cost                                       54,273         52,932
Less current portion                          2,000          2,000
Accrued postretirement benefit
  cost-net                                   52,273         50,932
Discount rate                                  7.6%           7.1%
Health care inflation rate                     8.5%           9.0%

The 1997 health care inflation rate was assumed to decrease gradually to 5% by the year 2003 and remain at that level thereafter. An increase in the assumed health care inflation rate by 1% per year would increase the accumulated postretirement benefit obligation at January 1997 by $4,678,000 and the net periodic postretirement benefit cost for 1997 by $534,000.

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


12. STOCK PURCHASE PLAN
At January 1997, under the terms of a stock purchase plan, the Company has reserved 941,846 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise. The option price for the shares outstanding at January 1997 is $16.88.

                                   1997          1996          1995
Outstanding at beginning
  of year                         449,413       453,010       426,770
Exercised during the year        (123,353)      (45,701)     (110,175)
Expired during the year          (355,039)     (440,839)     (322,712)
Granted during the year           494,550       482,943       459,127
Outstanding at end of year        465,571       449,413       453,010

Average per share price of
  rights exercised                 $13.50        $13.83        $11.00

Rights to purchase are exercisable on date of grant. Unexercised rights expire on June 30 of each year and become available for future grants. Employees are entitled to purchase one share of common stock for each $250 of their earnings for the calendar year preceding July 1.

The consolidated statement of operations does not contain any charges as a result of accounting for this plan.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (FAS
123) effective for 1996, which establishes a fair-value-based method of accounting for stock compensation plans with employees and others. Alternatively, the statement allows that entities may continue to account for stock-based compensation plans in accordance with Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees", with disclosure of pro forma amounts reflecting the difference between cost charged to operations pursuant to APB No. 25 and compensation cost that would have been charged to operations had FAS 123 been applied.

The Company has elected to continue to follow APB No. 25 in accounting for its stock-based compensation plans.

Application of the fair-value-based accounting provision of FAS 123 results in the following pro forma amounts of net income and earnings per share:

                                         (Thousands Except Per Share Amounts)
                                                 1997           1996
Net Income from Continuing Operations
    As reported                                 $17,276        $15,425
    Pro forma                                    16,001         14,466

Net Income:
    As reported                                  16,972         18,088
    Pro forma                                    15,697         17,129

Earnings Per Share from Continuing Operations:
    As reported                                    1.54           1.39
    Pro forma primary earnings per share           1.42           1.30

Earnings Per Share:
    As reported                                    1.51           1.63
    Pro forma primary earnings per share           1.40           1.54

The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions for 1997 and 1996: risk-free interest rates of 5.63% and 5.88%; dividend yields of 2.77% and 3.25%; volatility factors of the expected market price of the Company's common stock of 23.9% and 22.7% and a weighted average expected life of the option of 9 months. The fair value per share for the options granted during 1997 and 1996 was $4.30 and $3.31 respectively.

For purposes of these pro forma disclosures, the estimated fair value of the options is expensed in the year of issue.


13. STOCK OPTION, RESTRICTED STOCK AWARD PLAN AND RIGHTS PLANS
At January 1997, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees.

Options were granted at prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised.

Stock options are non-transferable other than on death, are partially exercisable one year from the date of grant and expire ten years from date of grant.

                                           Option Price
                             No. of            Per          (Thousands)
                             Shares           Share            Total
Outstanding at:
    January 1994             700,315        9.00-15.00        $8,897
    Granted                  152,000             13.63         2,071
    Exercised               (107,500)       9.00-15.00        (1,290)
    Expired                   (6,936)       9.00-15.00           (86)
Outstanding at:
    January 1995             737,879        9.00-15.00         9,592
    Exercised               (106,086)       9.00-15.00        (1,266)
Outstanding at:
    January 1996             631,793        9.00-15.00         8,326
    Exercised                (56,531)       9.00-15.00          (709)
    Expired                  (29,987)       9.00-15.00          (378)
Outstanding at:
    January 1997             545,275        9.00-15.00        $7,239

Shares remaining available
  for grant                  316,200
Total exercisable as
  of January 1997            412,475

At the time options are exercised the proceeds of the shares issued are credited to the related stockholders' equity accounts. There are no charges to income in connection with the options.

The Company has a restricted stock award plan for key employees who are expected to have a significant impact on the performance of the Company. The stock is restricted from being sold, transferred or assigned and is forfeitable until it vests, generally over a three (3) year period. Amounts of awards are determined by the Management Development and Executive Compensation Committee of the Company's Board of Directors. Compensation expense relating to awards of restricted stock are recognized over the vesting period.

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

14. OPERATIONS BY INDUSTRY SEGMENT
The Company's operations and assets are in one principal industry: tableware products. The Company's tableware operations, which are located in the United States, Canada, Mexico, Italy and the United Kingdom, involve the manufacture and distribution of stainless, plated and sterling flatware, silverplated and stainless holloware, vitreous, porcelain and bone china, cutlery and crystal. These products are sold directly to a broad base of retail outlets including department stores, mass merchandisers and chain stores. Additionally, these products are sold to special sales markets, which include customers who use them as premiums, incentives and business gifts. The Company also sells flatware, holloware and commercial chinaware directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, schools and health care facilities. The Company does not derive more than 10% of its total revenues from any individual customer, government agency or export sales. Operating profit by geographic segment is revenue less operating costs, excluding interest and income taxes. North American sales are substantially comprised of U.S. domestic sales.

Segment information by geographic area for the three years ended January 1997, 1996 and 1995 were as follows:

                                               (Thousands)
                                    1997           1996           1995
NET SALES:
North America                     $356,590       $349,232       $324,193
Other foreign operations            20,333         14,579         11,638
    Total                         $376,923       $363,811       $335,831

OPERATING PROFIT:
North America                      $39,114        $37,036        $27,970
Other foreign operations             1,858          1,019            712
         Operating profit           40,972         38,055         28,682
Corporate expense                    5,914          5,609          5,367
Interest expense                     6,503          6,877          5,922
    Income before income taxes     $28,555        $25,569        $17,393

IDENTIFIABLE ASSETS:
North America                     $338,506       $296,440       $290,269
Other foreign operations             8,539          7,281          5,010
    Total                          347,045        303,721        295,279
Corporate assets-cash                3,183          2,847          2,207
    Total                         $350,228       $306,568       $297,486

DEPRECIATION EXPENSE:
North America                      $10,892        $10,209         $9,311
Other foreign operations               563            406            401
    Total                          $11,455        $10,615        $ 9,712

PROPERTY, PLANT AND EQUIPMENT
  ADDITIONS:
North America                      $11,099        $12,030        $10,599
Other foreign operations               467            404            844
     Total                         $11,566        $12,434        $11,443

15. CHANGES IN STOCKHOLDERS' EQUITY
Following is a summary of the changes in Stockholders' Equity for the three years ended January 1997.

                                          (Thousands)
                                                                                   Equity
                                                      Additional                Adjustment                 Unallocated
                   Common       Common    Prefered      Paid-in      Retained       from        Treasury        ESOP
                   Shares       Stock       Stock       Capital      Earnings    Translation     Stock         Shares
Balance
Jan. 1994        11,429,843    $11,430     $2,236       $78,423       $8,129       $(2,461)      $(9,102)      $(2,742)

Stock
purchase plan       110,175        110                    1,112

Dividend
reinvestment
plan                                                         80                                      528           (11)

Restricted
stock plan            7,920          8                      118

Stock option
plan, net            32,026         32         (6)            7

Cash dividends
declared ($.48
per share)                                                            (5,367)

Net income                                                            13,493

ESOP shares
allocated to
participants                                                                                                     2,753

Equity
adjustment
from translation                                                                    (3,574)


Balance
Jan. 1995        11,579,964     11,580      2,230        79,740       16,255        (6,035)       (8,574)

Stock
purchase plan        45,701         46                      586

Dividend
reinvestment
plan                                                         56                                      276

Restricted
stock plan            4,348          4                       67

Stock option
plan, net            76,211         76                      699

Purchase/
retirement of
treasury stock                                 (5)            2                                     (265)

Cash dividends
declared ($.48
per share)                                                            (5,407)

Net income                                                            18,088

Purchase of
ESOP shares                                                                                                     (2,004)

ESOP shares
allocated to
participants                                                                                                     1,464

Equity
adjustment
from translation                                                                    (2,579)


Balance          11,706,224     11,706      2,225        81,150       28,936        (8,614)       (8,563)         (540)
Jan. 1996

Stock
purchase plan       123,353        124                    1,542

Dividend
reinvestment
plan                                                        305                                      248

Restricted
stock plan            5,054          5                      (16)

Stock option
plan, net            33,175         33                      313

Purchase/
retirement of
treasury stock                                 (9)         (191)                                  (1,841)

Cash
dividends
declared ($.52
per share)                                                            (6,015)

Net income                                                            16,972

Purchase of
ESOP shares                                                                                                     (1,102)

ESOP shares
allocated to
participants                                                                                                     1,504

Equity
adjustment
from translation
                                                                                       146

Balance
Jan. 1997        11,867,806    $11,868     $2,216       $83,103      $39,893       $(8,468)     $(10,156)        $(138)

16. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                                   (Thousands except per share amounts)
                                              Quarter Ended

                             April 27,   July 27,  October 26,   January 25,
                               1996        1996       1996          1997
Net sales                    $ 82,890    $86,307     $101,280    $106,446
Gross margin                   27,791     30,265       35,233      39,700
Income from continuing
  operations                    2,522      3,101        5,306       6,347
Net income                      2,669      2,755        5,201       6,347
Earnings per share
    Continuing operations         .23        .28          .47         .56
    Net income                    .24        .24          .47         .56

                                              Quarter Ended

                             April 29,   July 29,  October 28,   January 27,
                               1995        1995       1995          1996
Net sales                     $80,266    $89,382     $100,628     $93,535
Gross margin                   28,759     30,445       34,194      33,853
Income from continuing
  operations                    2,375      2,832        4,795       5,423
Net income                      3,385      3,450        5,345       5,908
Earnings per share
    Continuing operations         .22        .26          .42         .49
    Net income                    .30        .31          .48         .53

                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Oneida Ltd.

We have audited the accompanying consolidated balance sheet of Oneida Ltd. as of January 25, 1997 and January 27, 1996, and the related consolidated statement of operations and cash flows for each of the three years in the period ended January 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oneida Ltd. as of January 25, 1997 and January 27, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 25, 1997 in conformity with generally accepted accounting principles.

                                                 Coopers & Lybrand L.L.P.
                                                 a professional services firm

/s/ Coopers & Lybrand L.L.P.

Syracuse, New York
February 20, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Thousands)

                                         1997           1996           1995
Net Sales:
    Consumer Products Markets          $202,607       $209,096       $187,971
    Foodservice Markets                 174,316        154,715        147,860
         Total                          376,923        363,811        335,831
Gross Margin                            132,989        127,251        113,192
    % Net Sales                           35.3%          35.0%          33.7%
Operating Expense                        97,099         94,043         89,281
    % Net Sales                           25.8%          25.9%          26.6%

Fiscal year ended January 1997 compared with fiscal year ended January 1996

Operations
1997 consolidated net sales were $13,112, or 3.6% higher than in the previous year. Sales of foodservice products increased 12.7 % over the prior year levels, partially due to the acquisition of Rego China in the last quarter of 1997. Sales of consumer products decreased 3.1% from 1996, due to market softness in the first half of the year. This trend was reversed in the latter half of 1997. International sales of the above products were up 23.3% from the prior year, reflecting growth in all major foreign markets, including Mexico, Canada and Europe.

Gross margin as a percent of net sales increased to 35.3% from 35.0% in 1996 partly because of improved tableware plant manufacturing efficiencies.

Operating expenses increased by $3,056 or 3.2% over 1996. Of this increase, $2,078 is attributable to the acquisition of Rego China. Exclusive of the Rego operations, selling and distribution costs remain constant with 1996 levels. When the Rego administrative costs are factored out, general and administrative costs increased by 3.8%, principally due to higher employee profit sharing accruals resulting from higher operating income.

1997 interest expense (prior to capitalized interest) decreased by $511 or 7.0%. The decline in interest expense was principally due to lower average interest rates on the Company's borrowings.

Liquidity and Financial Resources
During the current year, the Company has invested approximately $11,600 in capital additions, primarily in its manufacturing facilities. The Company plans to spend $16,000 on similar capital projects in 1998.

In the fourth quarter, the Company purchased substantially all of the assets of Rego China (See Note 2 to the Financial Statements). As part of this transaction, the Company borrowed $35,000 of long-term debt.

Consequently, total outstanding debt increased from $21,477 or 23.4% during 1997. The Company sold its Camden Wire subsidiary on February 12, 1997 (See
Note 3 to the Financial Statements). This sale resulted in the Company receiving $43,500 in cash. The majority of these proceeds were used to pay down outstanding debt. Cash from 1997 operations is expected to provide sufficient liquidity for all of the Company's capital needs.

In 1997, the Mexican peso did not experience the rapid devaluation present in the prior two years. However, the cumulative devaluation over the past three years has been sufficient to denote Mexico as having a hyper-inflationary economy for accounting purposes. Accordingly, in 1998, the Company will begin accounting for its Mexican operations as hyper-inflationary, using the methodology of Financial Accounting Standard (FAS) No. 52. This will entail reflecting translation adjustments in the income statement, rather than as a charge/credit to stockholders' equity. Management believes the impact on the Company's financial statements in 1998 will not be material.

Fiscal year ended January 1996 compared with fiscal year ended January 1995

Operations
1996 consolidated net sales were $27,980, or 8.3% higher than in the previous year. Tableware sales increased in both the domestic consumer and foodservice markets, as well as internationally. Tableware sales increased in both the domestic consumer and foodservice markets, as well as internationally. Tableware sales benefited from the introduction of several well received new patterns and increased distribution efficiencies. In particular, significant sales increases were achieved in the retail department store and mass merchandise markets.

Gross margin as a percent of net sales increased to 35.0% from 33.7% in 1995. Improved sales volume and manufacturing efficiencies were realized in the Company's tableware plants.

Operating expenses increased by $4,762, or 5.3% over 1995. Selling and distribution costs rose by 2.8%, in direct relation to the higher sales level realized by the Company this year. In contrast, general and administrative costs increased by 12.1%, primarily due to higher employee benefit and profit sharing accruals.

1996 Interest expense (prior to capitalized interest) increased by $1,021 or 16.3%. The rise in interest expense was principally due to the effect of increased interest rates on the Company's variable rate borrowings in 1996 versus 1995.

FIVE YEAR SUMMARY

    ONEIDA LTD.
    (Thousands except per share amounts)

Year ended in January        1997       1996      1995       1994      1993
OPERATIONS
    Net sales                $376,923   $363,811  $335,831   $322,511  $328,679
    Gross margin              132,989    127,251   113,192    110,487   108,550
    Interest expense            6,503      6,877     5,922      6,271     8,228
    Income before income taxes
      and cumulative effect    28,555     25,569    17,393     15,274     4,789
    Income taxes               11,279     10,144     7,306      6,356     1,814
    Income (loss) from
      continuing operations    17,276     15,425    10,087      8,919   (28,867)
    Income (loss) from
      discontinued operations    (304)     2,663     3,406      1,743    (4,385)
    Net income (loss)          16,972     18,088    13,493     10,662   (33,252)
    Cash dividends declared-
         Preferred stock          133        134       134        135       136
         Common stock           5,882      5,273     5,233      5,129     5,090

PER SHARE OF COMMON STOCK
    Income before accounting
      changes                    1.51       1.63      1.24       1.01       .28
    Continuing operations        1.54       1.39       .92        .84     (2.88)
    Discontinued operations      (.03)       .24       .32        .17      (.44)
    Net income (loss)            1.51       1.63      1.24       1.01     (3.32)
    Dividends declared            .52        .48       .48        .48       .48
    Book value                  10.47       9.46      8.53       7.97      7.39

FINANCIAL DATA
    Current assets            224,775    211,930   205,168    189,171   192,197
    Working capital           128,221    140,106   134,386    123,263   122,306
    Total assets              350,228    306,568   297,486    280,527   247,305
    Long-term debt             68,126     63,129    68,277     66,301    72,906
    Stockholders' equity      118,318    106,300    95,196     85,913    77,664
    Additions to property,
      plant and equipment      11,566     12,434    11,443     10,813    11,879
    Property, plant and
      equipment-at cost       195,429    185,637   177,166    166,529   157,976
    Accumulated depreciation  116,283    105,957    97,474     88,182    80,297

SHARES OF CAPITAL STOCK
    Outstanding at end of year
         Preferred                 89         89        89         89        91
         Common                11,093     10,999    10,902     10,498    10,205
    Weighted average number
      of common shares out-
      standing during the year 11,138     11,019    10,784     10,393    10,056

SALES OF MAJOR PRODUCTS BY PERCENT
OF TOTAL SALES
    Consumer                      54%        57%       56%        56%       54%
    Foodservice                   46%        43%       44%        44%       46%

AVERAGE NUMBER OF
  EMPLOYEES                      4,525    4,690      4,534      4,672     4,652


             Dividends and Price Range of the Company's Common Stock

The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol OCQ. The total number of stockholders of record at January 1997 was 4,069. The following table sets forth the high and low sale prices per share of the Company's Common Stock for the periods indicated on the Composite Tape, and cash dividends declared for the quarters in the Company's 1997 and 1996 fiscal years.

             JANUARY 1997                               JANUARY 1996
Fiscal                      Dividends     Fiscal                      Dividends
Quarter    High      Low    Per Share     Quarter    High     Low     Per Share
First.....$17.50   $14.88   $.13          First.....$15.25   $13.38   $.12
Second.... 18.75    15.50    .13          Second.... 15.88    14.00    .12
Third..... 15.88    14.50    .13          Third..... 16.75    15.00    .12
Fourth.... 18.25    14.25    .13          Fourth.... 17.63    15.13    .12