Form 10-K, Exhibit 13
period 1998-01-31
ONEIDA LTD
filed 1998-04-29
CIK 74585

                                                           EXHIBIT 13

CONSOLIDATED STATEMENT OF OPERATIONS
     ONEIDA LTD.
     For the years ended January 1998, 1997 and 1996
                                   (Thousands except per share amounts)
         Year ended in January      1998           1997           1996
NET SALES                         $442,866       $376,923       $363,811
COST OF SALES                      274,808        243,934        236,560
GROSS MARGIN                       168,058        132,989        127,251
OPERATING EXPENSES:
    Selling, advertising
      and distribution              78,467        67,868          66,693
    General and
      administrative                38,890        29,231          27,350
         Total                     117,357        97,099          94,043

INCOME FROM OPERATIONS              50,701        35,890          33,208
OTHER EXPENSE                        1,554           832             762
INTEREST EXPENSE                     6,823         6,503           6,877
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES               42,324        28,555          25,569
PROVISION FOR INCOME TAXES          16,189        11,279          10,144
INCOME FROM CONTINUING OPERATIONS   26,135        17,276          15,425
INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS                                        (304)          2,663
GAIN ON DISPOSAL OF DISCONTINUED
  OPERATIONS                         2,566

NET INCOME                        $ 28,701       $16,972         $18,088

EARNINGS PER SHARE OF
  COMMON STOCK
    Continuing operations
         Basic                       $1.57         $1.04            $.94
         Diluted                      1.55          1.02             .93

    Net Income
         Basic                        1.73          1.02            1.10
         Diluted                      1.71          1.00            1.09

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

                                                     (Thousands)
ASSETS                                January 31, 1998     January 25, 1997
CURRENT ASSETS:
    Cash                                  $  3,095            $  3,183
    Receivables                             63,922              48,709
    Inventories                            133,419             124,293
    Other current assets                     9,408               9,544
    Net assets of discontinued operations                       33,762
         Total current assets              209,844             219,491

PROPERTY, PLANT AND EQUIPMENT:
    Land and buildings                      49,505              45,502
    Machinery and equipment                156,767             149,927
         Total                             206,272             195,429
    Less accumulated depreciation          121,460             116,283
         Property, plant and equipment-net  84,812              79,146

OTHER ASSETS:
    Intangible assets-net of
      accumulated amortization of
      $3,051,000 and $561,000               38,885              32,375
    Deferred income taxes                   18,820              16,565
    Other                                   11,225               2,651

         TOTAL                            $363,586            $350,228

                                                     (Thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY  January 31, 1998     January 25, 1997

CURRENT LIABILITIES:
    Short-term debt                        $12,717             $15,593
    Accounts payable                        21,735              14,176
    Accrued liabilities                     51,347              37,082
    Current installments of long-term debt   4,711              29,703
          Total current liabilities         90,510              96,554

LONG-TERM DEBT                              69,415              68,126

OTHER LIABILITIES:
    Accrued postretirement liability        53,114              52,273
    Accrued pension liability                6,303               5,666
    Other liabilities                        8,987               9,291
         Total                              68,404              67,230

STOCKHOLDERS' EQUITY:
    Cumulative 6% preferred stock-$25
      par value; authorized 95,660 shares,
      issued 88,001 and 88,624 shares,
      respectively; callable at $30
      per share                              2,200               2,216

    Common stock-$l.00 par value;
      authorized 24,000,000 shares,
      issued 17,091,509 and 11,867,806
      shares, respectively                  17,091              11,868

    Additional paid-in capital              76,007              83,103
    Retained earnings                       54,620              39,893
    Equity adjustment from translation      (8,669)             (8,468)
    Less cost of common stock held in
      treasury; 468,568 and 766,241
      shares, respectively                  (5,632)            (10,156)
    Less unallocated ESOP shares of
      common stock of 13,866 and 8,531,
      respectively                            (360)               (138)
    Stockholders' equity                   135,257             118,318

         TOTAL                            $363,586            $350,228


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
    ONEIDA LTD.
    for the years ended January 1998, 1997 and 1996

                                                    (Thousands)
              Year ended in January     1998           1997           1996
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income                         $28,701        $16,972        $18,088
    Adjustments to reconcile net
      income to net cash provided
      by operating activities:
         Depreciation                   11,275         11,455         10,615
         Amortization of intangibles     2,490            561
         Deferred taxes and other
           non-cash charges             (8,959)         1,460         (1,274)
         Decrease (increase) in
           operating assets:
              Receivables              (13,910)          (909)        (1,110)
              Inventories               (7,863)        11,276        (13,055)
              Other current assets       5,424         (2,452)           (12)
              Other assets                 414            582            216
         Increase (decrease) in
           accounts payable              6,362         (1,383)         1,558
         Increase in accrued
           liabilities                  14,032          7,452          5,118
         Discontinued operations                        3,228         13,309
              Net cash provided by
                operating activities    37,966         48,242         33,453

CASH FLOW FROM INVESTING ACTIVITIES:
    Purchase of subsidiaries and
      minority interest                (19,433)       (48,100)
    Property, plant and equipment
      expenditures-net                 (13,612)       (10,895)       (12,604)
    Other, net                            (105)          (528)            67
    Proceeds from sale of
      discontinued operations           33,762
    Discontinued operations                           (11,319)        (6,753)
              Net cash provided by
                (used in) investing
                activities                 612        (70,842)       (19,290)

CASH FLOW FROM FINANCING ACTIVITIES:
    Proceeds from issuance of
      common stock                      10,206          2,553          1,809
    Purchase of treasury stock         (13,780)        (2,041)          (268)
    Purchase/allocation of ESOP
      Shares-net                          (222)           402           (540)
    Payments of short-term debt-net     (3,182)        (8,474)        (3,488)
    Proceeds from issuance of long-
      term debt                          6,000         35,388          5,000
    Payment of long-term debt          (29,704)        (5,436)       (10,423)
    Dividends paid                      (7,765)        (6,015)        (5,407)
    Borrowings by discontinued
      operations                                        6,500
              Net cash provided by
                (used in) financing
                activities             (38,447)        22,877       (13,317)

EFFECT OF EXCHANGE RATE CHANGES
  ON CASH                                 (219)            59           (206)
NET INCREASE (DECREASE) IN CASH            (88)           336            640
CASH AT BEGINNING OF YEAR                3,183          2,847          2,207
CASH AT END OF YEAR                     $3,095         $3,183         $2,847
SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Interest paid                       $7,184         $6,575         $8,825
    Income taxes paid                   15,516         11,285         10,982

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company uses a 52-53 week fiscal year ending on the last Saturday in January. Results of operations include 53 weeks in 1998. The financial statements of certain foreign subsidiaries are consolidated with those of the parent on the basis of years ending in December. The financial statements reflect the acquisition of THC Systems, Inc. as of November 4, 1996. The financial statements also reflect the operations of Camden Wire Co., Inc. which have been shown as discontinued operations as of October 26, 1996. Camden was sold on February 12, 1997. The notes to the financial statements contain information pertaining to the continuing operations of the Company. See Note 2 for information pertaining to the acquisition and disposition of these subsidiaries. Prior periods have been restated to reflect the tableware businesses as continuing operations. In addition, certain reclassifications have been made to the financial statements for prior years to conform to the presentation for 1998.

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

Foreign Currency Translation
Assets and liabilities of certain non-U.S. subsidiaries, operating under normal economic conditions, are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a currency component in shareholders' equity. Financial results of non-U.S. subsidiaries in highly inflationary economies are translated using a combination of current and historical exchange rates and any translation adjustments are included in net earnings, along with all transaction gains and losses for the period.

Earnings Per Share
The Company adopted SFAS No. 128, "Earnings Per Share", as of January 31, 1998. Under the new standard, basic and diluted earnings per share are presented for each period in which a statement of operations is presented. Basic earnings per share is computed by dividing income less preferred stock dividends by the weighted average shares actually outstanding for the period. Diluted earnings per share includes the potentially dilutive effect of shares issuable under the employee stock purchase and incentive stock option plans. Per share information for all years presented has been adjusted to reflect a three-for-two stock split effective on December 30, 1997.

Inventories
Inventories are valued at the lower of cost or market. Approximately 50% of inventories are valued under the last-in, first-out (LIFO) method, with the remainder valued under the first-in, first-out (FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets, generally using the straight-line method.

Interest relating to the cost of acquiring certain fixed assets is capitalized and amortized over the asset's estimated useful life.

Intangible Assets
Intangible assets resulted from the allocation of the purchase price of the acquisition of certain businesses. These assets are amortized using the straight-line method over 15 years. The Company assesses the recoverability of its intangible assets by determining whether the amortization over the remaining life of its intangible assets can be recovered through undiscounted future operating cash flows and reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Fair Value of Financial Instruments
The estimated fair market values of the Company's financial instruments, principally long-term debt, approximate their recorded values.

Revenue Recognition
For financial accounting purposes, sales are recorded when goods are shipped. The Company's general policy is not to allow customer returns unless they are specifically preauthorized.

Treasury Stock
Treasury stock purchases are recorded at cost. During 1998, 1997, and 1996 the Company purchased, on a pre-split basis, 560,400, 112,671 and 16,158 shares of treasury stock at an average cost of $24.52, $16.34 and $16.44, respectively. The Company purchases treasury stock primarily in order to have shares available for issuance under the employee stock purchase, incentive stock option, and dividend reinvestment plans. During January 1998, 1,500,000 shares of treasury stock were retired at an average cost of $12.03.

Stock Split
A three-for-two stock split was distributed in the form of a 50% stock dividend on December 30, 1997.

All references in the financial statements and other notes to the average number of shares of common stock and related prices, dividends and per share amounts have been restated to give effect to this stock split.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses amounted to $3,754,000, $3,577,000 and $4,300,000 during 1998, 1997 and 1996, respectively.

2.  ACQUISITION AND DISPOSITION

Acquisition of THC Systems, Inc.
On November 4, 1996, the Company purchased the net assets of THC Systems, Inc. (Rego China) a leading importer of institutional china for the foodservice industry.

The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the net assets acquired based upon their fair values at the date of acquisition.

Allocation of the cost to acquire Rego China is summarized as follows:

                                                    (Thousands)
Working Capital                                       $12,800
Cost in excess of net assets acquired                  35,300
Total costs to acquire Rego China                     $48,100

The financial statements included the results of operations of Rego from the date of acquisition. On a pro forma basis, assuming the acquisition had occurred at the beginning of each year presented and based on unaudited amounts for Rego for the periods involved, the consolidated results of operations of the Company for the last two years would have been as follows:

                 (Thousands except per share amounts)
                                              1997           1996
Net sales                                   $402,867       $395,979
Net income                                    16,194         16,730
Earnings per share of common stock:
    Basic                                        .97           1.02
    Diluted                                      .96           1.00

The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

Other Acquisitions and Investments
On January 8, 1998, the Company, through its Italian subsidiary, Sant'Andrea, S.r.l., acquired Table Top Engineering and Design, S.r.l., (TTE&D) of Vercelli, Italy for $13,000,000. TTE&D has been the primary product development and manufacturing source used by Sant'Andrea since its formation approximately 10 years ago.

On September 30, 1997, the Company acquired a 25.1% interest in Schott Zwiesel Glaswerke AG, a subsidiary of Schott Glaswerke, for a total cost of $9,000,000. Schott Zwiesel, a German Corporation, is a manufacturer of tabletop glassware. Prior to this transaction, Oneida had become the North American distributor of
Schott  Zwiesel Products.   This investment is accounted for under the equity
method.

Disposition of Camden Wire Co., Inc.
In October 1996, the Company adopted a plan of disposal of its Camden Wire Co., Inc. subsidiary (Camden). Accordingly, the Company reflected the operating results of Camden prior to the adoption of the plan as a discontinued operation.

On February 12, 1997, Camden was sold to an unrelated third party for $43,500,000 in cash. The sale resulted in an after tax gain of $2,566,000 (net of applicable income taxes of $3,716,000), or $.16 per share. Operating losses of Camden for the fourth quarter of fiscal 1997 and first quarter of 1998 (subsequent to the plan of disposal) totaling $1,200,000 were deferred and deducted from the gain for financial statement purposes.

The components of net assets of discontinued operations included in the balance sheet are as follows:

(Thousands)                                 1997
Working Capital                            $18,517
Property, plant & equipment-net             41,738
Debt                                       (15,500)
Other liabilities                          (10,829)
Deferred losses and expenses                  (164)
    Total                                  $33,762

Revenues from Camden for 1997 and 1996 were $137,960,000 and $149,988,000, respectively. Both basic and diluted earnings per share for discontinued operations were $.16, $(.02) and $.16 in 1998, 1997 and 1996, respectively.

3. INCOME TAXES
The Company accounts for taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes, which requires the use of the liability method of computing deferred income taxes. Under the liability method, deferred income taxes are based on the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities and are adjusted for tax rate changes as they occur.

The components of the deferred tax assets and liabilities are as follows:

                                                   (Thousands)

                                             1998                1997
Deferred Income Taxes:
    Postretirement Benefits                 $20,392             $20,081
    Employee Benefits                         8,432               8,060
    Other                                     1,420                 578
    Total Deferred Tax Assets                30,244              28,719
    Depreciation                            (10,136)             (9,746)
         Total                               20,108              18,973
    Current Deferred                          1,288               2,408
    Non-Current  Deferred                   $18,820             $16,565

The provision for income taxes, in continuing operations, consists of the following:

                                                   (Thousands)
                                         1998           1997           1996
Current tax expense:
    U.S. Federal                       $13,718        $10,097        $11,005
    Foreign                              2,584          2,621          2,079
    State                                1,022            641            610
                                        17,324         13,359         13,694

Deferred tax benefit                    (1,135)        (2,080)        (3,550)
         Total                         $16,189        $11,279        $10,144

The income tax provision from continuing operations differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences are as follows:

                                                    (Thousands)
                                        1998            1997          1996
Statutory U.S. Federal taxes           $14,813        $ 9,994        $8,949
Difference due to:
    Foreign taxes                          216            153
    State taxes                            287            354           393
    Other                                  873            778           802
    Provision for taxes                $16,189        $11,279       $10,144

The following presents the U.S. and non-U.S. components of income before income taxes.

                                                  (Thousands)
                                         1998          1997           1996
U.S. income                            $34,128        $21,682        $19,685
Non-U.S. income                          8,196          6,873          5,884
Income from continuing operations      $42,324        $28,555        $25,569

Discontinued operations are shown net of income tax (benefit) expense of $3,716,000, $(280,000) and $1,538,000 for 1998, 1997 and 1996, respectively.


4.  RECEIVABLES
Receivables by major classification are as follows:

                                                    (Thousands)
                                              1998                1997
Accounts receivable                         $61,788             $47,384
Other accounts and notes receivable           4,030               3,122
Less allowance for doubtful accounts         (1,896)             (1,797)
    Receivables                             $63,922             $48,709

5.  INVENTORIES
Inventories by major classification are as follows:

                                                     (Thousands)
                                              1998                 1997
Finished goods                              $101,293            $ 93,339
Goods in process                              15,797              14,798
Raw materials and supplies                    16,329              16,156
    Total                                   $133,419            $124,293

Excess of replacement cost over
  LIFO value of inventories                 $ 24,000            $ 25,000

6.  LEASES
The Company leases numerous factory stores, warehouses and office facilities. Lease expense charged to operations was $5,806,000, $5,973,000 and $6,314,000 for 1998, 1997 and 1996, respectively.

Future minimum lease payments and related sublease income for all non-cancelable operating leases having a remaining term in excess of one year at January 1998 are as follows:

                                                (Thousands)
                                        Lease              Sublease
                                      Commitment            Income
1999                                   $ 6,243             $ 1,618
2000                                     5,396               1,544
2001                                     3,904               1,335
2002                                     3,310               1,179
2003                                     2,880                 845
Remainder through 2008                  11,372
    Total                              $33,105             $ 6,521

Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises. Sublease income relates to an office facility for which the Company has currently sublet all of the facility.


7.  SHORT-TERM DEBT AND COMPENSATING BALANCES
The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. Certain credit lines call for the maintenance of compensating balances of up to 1.14% of the credit line or fees in lieu thereof. At January 1998, the Company had lines of credit of $77,500,000 of which $64,783,000 was available.

The average outstanding balances of short-term debt for the fiscal years ending January 1998 and January 1997 were $10,295,000 and $35,793,000, respectively, computed by using daily balances and the weighted interest rates of 6.0% in 1998 and 5.9% in 1997.


8.  ACCRUED LIABILITIES
Accrued liabilities by major classification are as follows:

                                                 (Thousands)
                                          1998                1997
Accrued vacation pay                    $ 6,453             $ 6,205
Accrued wage incentive                    9,609               7,440
Accrued wages and commissions             6,736               5,408
Accrued income taxes                      7,966               4,847
Accrued workers' compensation             9,953               8,158
Dividends payable                         1,695               1,476
Other accruals                            8,935               3,548
    Total                               $51,347             $37,082

9. LONG-TERM DEBT
Long-term debt at January 1998 and 1997 consisted of the following:

                                                 (Thousands)
                                             1998           1997
Senior notes, 8.52% due January 15,
  2002, payable $4,285,710 annually         $17,143        $21,428

Senior notes, 7.49% due November 1,
  2008, payable $3,890,000 annually
  beginning November 1, 2000                 35,000         $35,000

Notes payable, 6.26% due
  February 20, 2001                          21,000          40,000

Other debt at various interest rates
  (5.44%-9.25%), due through 2000               983           1,401

    Total                                    74,126          97,829

Less current portion                          4,711          29,703

Long-term debt                              $69,415         $68,126

Certain note agreements restrict borrowings, business investments, acquisition of the Company's stock and payment of cash dividends.

The aggregate amounts of long-term maturities due each year are as follows:

                        (Thousands)
1999                     $ 4,711
2000                       4,632
2001                       8,361
2002                      29,175
2003                       3,890
After                     23,357
    Total                $74,126

Total interest costs incurred by the Company are presented net of capitalized interest of $412,000, $276,000 and $413,000 for 1998, 1997 and 1996,
respectively.


10. RETIREMENT BENEFIT AND EMPLOYEE SECURITY PLANS
Pension Plans
The Company maintains defined benefit plans covering the majority of employees in the United States and Canada. Employees of the Silversmiths Division are covered by both an Employee Stock Ownership Plan (ESOP), and a defined benefit floor plan. Dividends on all ESOP shares are added to participant accounts. Future contributions to the ESOP will be primarily in the form of cash. The Company also maintains salary deferral 401(k) plans covering substantially all employees.

The net periodic pension cost for the Company's various defined benefit plans for 1998, 1997 and 1996 were as follows:

                                                        (Thousands)
                                                  1998      1997      1996
Service cost-benefits earned during the year     $1,892    $1,913    $1,509
Interest cost on projected benefit obligation     2,680     2,537     2,243
Actual return on plan assets                     (4,190)   (2,715)   (3,090)
Net amortization and deferral                     1,943       901     1,627
    Net periodic pension cost                    $2,325    $2,636    $2,289

Plan assets consist primarily of stocks, bonds, and cash equivalents. The following table presents a reconciliation of the funded status of the plans and assumptions used at January 1998 and 1997.

                                                 (Thousands)
                                      U.S. PLANS             FOREIGN PLAN
                                    1998      1997          1998      1997
Plan assets at fair value         $23,462   $18,653        $6,347    $6,280
Actuarial present value of
  benefit obligations:
    Vested benefits                15,228    16,431         4,871     4,362
    Nonvested                      12,170    13,324           159       234
Accumulated benefit obligation     27,398    29,755         5,030     4,596
Projected future salary increases   1,007       805         1,494     1,132
Projected benefit obligation       28,405    30,560         6,524     5,728
Plan assets more (less) than
  projected benefit obligation     (4,943)  (11,907)         (177)      552
Unrecognized net gains (losses)    (1,149)    6,677         1,364       830
Unrecognized prior service cost       888       832             3         9
Unrecognized net asset             (1,099)   (1,268)         (173)     (282)
Accrued pension asset (liability) $(6,303)  $(5,666)       $1,017    $1,109

Discount rate                        7.5%      7.5%          6.5%      7.5%
Expected long-term rate of
  return on assets                   8.5%      8.5%          8.5%      8.5%
Rate of increase in
  compensation levels                4.0%      4.0%          5.0%      5.0%

The net pension cost associated with the Company's defined contribution plans was $1,445,000, $1,537,000 and $1,504,000, for 1998, 1997 and 1996,
respectively.

Postretirement Health Care and Life Insurance Benefits
The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements.

Net periodic postretirement benefit cost for 1998, 1997 and 1996 included the following components:

                                                   (Thousands)
                                        1998           1997           1996
Service cost of benefits earned        $1,103         $1,124         $ 791
Interest cost on accumulated post-
  retirement benefit obligation         3,214          3,048         2,991
Net amortization and deferral            (704)          (681)         (848)
Net periodic postretirement
  benefit cost                         $3,613         $3,491        $2,934

The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 1998 and January 1997:

                                                 (Thousands)
                                             1998           1997
Accumulated postretirement benefit
  obligation:
    Retirees                                $22,259        $21,546
    Fully eligible active plan
      participants                            6,406          5,268
    Other active plan participants           19,988         16,535
Accrued postretirement benefit cost          48,653         43,349
Unrecognized prior service cost               6,394          7,084
Unrecognized net gain                            67          3,840
    Accrued postretirement benefit           55,114         54,273
Less current portion                          2,000          2,000
    Accrued postretirement benefit          $53,114        $52,273
Discount rate                                  7.1%           7.6%
Health care inflation rate                     8.0%           8.5%

The 1998 health care inflation rate was assumed to decrease gradually to 5% by the year 2003 and remain at that level thereafter. An increase in the assumed health care inflation rate by 1% per year would increase the accumulated postretirement benefit obligation at January 1998 by $4,717,000 and the net periodic postretirement benefit cost for 1998 by $530,000.

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


11. STOCK PLANS
Stock Purchase Plan
At January 1998, under the terms of a stock purchase plan, the Company has reserved 837,359 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise. The option price for the shares outstanding at January 1998 is $16.01.

                                        1998            1997           1996
Outstanding at beginning of year       465,571        449,413        453,010
Exercised during the year             (392,912)      (123,353)       (45,701)
Expired during the year               (269,588)      (355,039)      (440,839)
Granted during the year                405,565        494,550        482,943
Adjustment for stock split             118,276
Outstanding at end of year             326,912        465,571        449,413
Average per share price of
  rights exercised                      $19.99         $13.50         $13.83

Rights to purchase are exercisable on date of grant. Unexercised rights expire on June 30 of each year and become available for future grants. Employees are entitled to purchase one share of common stock for each $250 of their earnings for the calendar year preceding July 1.

The consolidated statement of operations does not contain any charges as a result of accounting for this plan.

Stock Option Plan
At January 1998, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees.

Options were granted at prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised.

Stock options are non-transferable other than on death, vest over five years from date of grant expire ten years from date of grant.

                                                    Option Price
                                       No. of           Per       (Thousands)
                                       Shares          Share         Total
Outstanding at
    January 1995                       737,879        $9.00-15.00    $9,592
    Exercised                         (106,086)        9.00-15.00    (1,266)

Outstanding at
    January 1996                       631,793         9.00-15.00     8,326
    Exercised                          (56,531)        9.00-15.00      (709)
    Expired                            (29,987)        9.00-15.00      (378)
Outstanding at
    January 1997                       545,275         9.00-15.00     7,239
    Granted                            120,000              18.63     2,236
    Exercised                         (187,604)        9.00-15.00    (2,404)
    Expired                           (126,951)                      (1,765)
    Adjustment for stock split         175,910

Outstanding at
    January 1998                       526,630         6.00-12.42    $5,306

Options exercisable under the plan at January, 1998, 1997 and 1996 amounted to 286,490, 615,142 and 580,120, respectively. The weighted average exercise price of options exercisable at January 1998, 1997 and 1996 were $8.88, $8.97 and $8.96, respectively.

                               Options Outstanding

                                         Weighted
                                          Average              Weighted
   Range of             Options        Remaining Life           Average
Exercise Prices       Outstanding         In Years           Exercise Price
$6.00- 7.58              79,184             4.96                 $ 7.39
 9.08-12.42             447,446             6.29                  10.55
                        526,630

                               Options Exercisable

                                          Weighted
                                          Average              Weighted
   Range of                                Number              Average
Exercise Prices                          Exercisable        Exercise Price
$6.00- 7.58                                 65,268               $7.35
 9.08-12.42                                221,222                9.34
                                           286,490

At the time options are exercised the proceeds of the shares issued are credited to the related stockholders' equity accounts. There are no charges to income in connection with these options.

Restricted Stock Award Plan
The Company has a restricted stock award plan for key employees who are expected to have a significant impact on the performance of the Company. The stock is restricted from being sold, transferred or assigned and is forfeitable until it vests, generally over a three year period. Amounts of awards are determined by the Management Development and Executive Compensation Committee of the Company's Board of Directors. Compensation expense relating to awards of restricted stock are recognized over the vesting period.

Shareholder Rights Plan
The Company maintains a shareholder rights plan. The rights were distributed to shareholders at the rate of one right per share. The rights entitle the holder to purchase one additional share of voting common stock at a substantial discount and are exercisable only in the event of the acquisition of 20% or more of the Company's voting common stock, or the commencement of a tender or exchange offer under which the offeror would own 30% or more of the Company's voting common stock. The rights will expire on December 13, 1999.

Accounting for Stock Plans
The Company has elected to continue following APB No. 25 in accounting for its stock-based compensation plans.

Application of the fair-value-based accounting provision of Statement No. 123 results in the following pro forma amounts of net income and earnings per share:

                                       (Thousands Except Per Share Amounts)
                                        1998           1997           1996
Net Income from Continuing Operations:
    As reported                        $26,135        $17,276        $15,425
    Pro forma                           24,585         16,005         14,466

Net Income:
    As reported                         28,701         16,972         18,088
    Pro forma                           27,151         15,701         17,129

Earnings Per Share from Continuing
  Operations:
    As reported:   Basic                  1.57           1.04            .94
                   Diluted                1.55           1.02            .93

    Pro forma:     Basic                  1.46            .96            .88
                   Diluted                1.44            .95            .87

Earnings Per Share:
    As reported:   Basic                  1.73           1.02           1.10
                   Diluted                1.71           1.00           1.09

    Pro forma:     Basic                  1.62            .94           1.04
                   Diluted                1.59            .93           1.03

The fair value for both the Stock Purchase Plan and Stock Option Plan was estimated at the date of grant using a Black-Scholes options pricing model.

The valuation of the Stock Purchase Plan used the following weighted average assumptions for 1998 and 1997: risk-free interest rates of 6.03% and 5.63%; dividend yields of 2.51% and 2.77%; volatility factors of the expected market price of the Company's common stock of 29.7% and 23.7% and a weighted average expected life of the option of 9 months. The fair value per share for the options granted during 1998 and 1997 was $4.40 and $2.87 respectively. The estimated fair value of the option is expensed in the year of issue.

The valuation of the Stock Option Plan used the following weighted average assumptions for 1998: risk free interest rate of 6.42%, dividend yield of 3.33%, volatility factor if the expected price of the Company's common stock of 26.2% and a 6.5 year expected life. The fair value per share for the options granted during 1998 was $5.30. The estimated fair value of the options is expensed over the five-year vesting period.

12. EARNINGS PER SHARE
The following is a reconciliation of basic earnings per share to diluted earnings per share for 1998, 1997 and 1996.

                                         Preferred
                                  Net      Stock    Adjusted  Average  Earnings
                                Income  Dividends  Net Income  Shares  Per Share

1998:Basic earnings per share    $28,701  ($132)   $28,569    16,507   $1.73
     Effect of stock options                                     233
     Diluted earnings per share   28,701   (132)    28,569    16,740    1.71

1997:Basic earnings per share     16,972   (133)    16,839    16,557    1.02
     Effect of stock options                                     218
     Diluted earnings per share   16,972   (133)    16,839    16,775    1.00

1996:Basic earnings per share     18,088   (134)    17,954    16,331    1.10
     Effect of stock options                                     198
     Diluted earnings per share   18,088   (134)    17,954    16,529    1.09

13. OPERATIONS BY INDUSTRY SEGMENT
The Company's operations and assets are in one principal industry: tableware products. The Company's tableware operations, which are located in the United States, Canada, Mexico, Italy and the United Kingdom, involve the manufacture and distribution of stainless, plated and sterling flatware, food service china, silverplated and stainless holloware, cutlery, crystal and consumer china. These products are sold directly to a broad base of retail outlets including department stores, mass merchandisers, Oneida factory stores and chain stores. Additionally, these products are sold to special sales markets, which include customers who use them as premiums, incentives and business gifts. The Company also sells flatware, holloware and commercial chinaware directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, schools and health care facilities. The Company does not derive more than 10% of its total revenues from any individual customer, government agency or export sales. Operating profit by geographic segment is revenue less operating costs, excluding interest and income taxes.

Segment information by geographic area for the three years ended January 1998, 1997 and 1996 were as follows:

                                                    (Thousands)
                                         1998           1997          1996
NET SALES:
    Domestic                           $389,598       $329,068      $324,989
    Foreign operations                   53,268         47,855        38,822
         Total                         $442,866       $376,923      $363,811

OPERATING PROFIT:
    Domestic                            $48,157        $35,142       $37,133
    Foreign operations                    6,964          5,830           922
         Operating profit                55,121         40,972        38,055
    Corporate expense                     5,974          5,914         5,609
    Interest expense                      6,823          6,503         6,877
         Income before income taxes     $42,324        $28,555       $25,569

IDENTIFIABLE ASSETS:
    Domestic                           $300,232       $305,136      $264,486
    Foreign operations                   60,259         41,909        39,235
         Total                          360,491        347,045       303,721
    Corporate assets-cash                 3,095          3,183         2,847
         Total                         $363,586       $350,228      $306,568

DEPRECIATION EXPENSE:
    Domestic                            $10,298        $10,106        $9,929
    Foreign operations                      977          1,349           686
         Total                          $11,275        $11,455       $10,615

PROPERTY, PLANT AND EQUIPMENT ADDITIONS:
    Domestic                            $11,272         $9,487       $10,286
    Foreign operations                    2,305          2,079         2,148
         Total                          $13,577        $11,566       $12,434

14. CHANGES IN STOCKHOLDERS' EQUITY
Following is a summary of the changes in Stockholders' Equity for the three years ended January 1998.

                                                                          (Thousands)
                                                                                             Equity
                                                                Additional                 Adjustment
                        Common         Common     Preferred       Paid-in     Retained        from         Treasury      Unallocated
                        Shares          Stock       Stock         Capital     Earnings      Translation     Stock        ESOP Shares

Balance January 1995    11,579,964     $11,580      $2,230        $79,740      $16,255       $(6,035)      $(8,574)
Stock purchase plan         45,701          46                        586
Dividend reinvestment
  plan                                                                 56                                      276
Restricted stock plan        4,348           4                         67
Stock option plan, net      76,211          76                        699
Purchase/retirement
  of stock                                              (5)             2                                     (265)
Cash dividends
  declared ($.32
  per share)<F1>                                                                (5,407)
Net Income                                                                      18,088
Purchase of ESOP shares                                                                                                     (2,004)
ESOP shares allocated
  to participants                                                                                                            1,464
Equity adjustment from
  translation                                                                                 (2,579)

Balance January 1996    11,706,224      11,706       2,225         81,150       28,936        (8,614)       (8,563)           (540)
Stock purchase plan        123,353         124                      1,542                                      248
Dividend reinvestment
  plan                                                                305
Restricted stock plan        5,054           5                        (16)
Stock option plan, net      33,175          33                        313
Purchase/retirement
  of stock                                              (9)          (191)                                  (1,841)
Cash dividends
  declared ($.35
  per share)<F1>                                                                (6,015)
Net Income                                                                      16,972
Purchase of ESOP shares                                                                                                     (1,102)
ESOP shares allocated
  to participants                                                                                                            1,504
Equity adjustment from
  translation                                                                                    146

Balance January 1997    11,867,806      11,868       2,216         83,103       39,893        (8,468)      (10,156)           (138)
Stock purchase plan        392,912         393                      7,463
Dividend reinvestment
  plan                      15,325          15                        352                                      221
Restricted stock plan        9,248           9                        171
Stock option plan, net     118,895         119                        864
Purchase/retirement
  of stock                (939,600)       (940)        (16)       (16,545)                                   4,303
Cash dividends
  declared ($.45
  per share)<F1>                                                                (7,765)
Net Income                                                                      28,701
Tax benefit of employee
  stock option disposals                                              599
Effect of three-for-two
  stock split            5,626,923       5,627                                  (6,209)
Purchase of ESOP shares                                                                                                       (222)
Equity adjustment from
  translation                                                                                   (201)

Balance January 1998    17,091,509     $17,091      $2,200         $76,007     $54,620       $(8,669)      $(5,632)          $(360)

<F1> Cash dividends declared per share have been adjusted to reflect a three-
for-two stock split effective December 30, 1997.

15. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
(Thousands except per share amounts)

                                              Quarter Ended
                            April 26,     July 26,   October 25,  January 31,
1998                           1997         1997        1997         1998
Net sales                    $96,977      $102,581    $116,559    $126,749
Gross margin                  35,396        39,047      44,507      49,108
Income from continuing
  operations                   4,412         5,519       7,657       8,547
Net income                     6,978         5,519       7,657       8,547
Earnings per share
    Continuing operations:
         Basic                   .26           .34         .46         .51
         Diluted                 .26           .34         .45         .50
    Net income:
         Basic                   .42           .34         .46         .51
         Diluted                 .42           .34         .45         .50

                                               Quarter Ended
                            April 27,     July 27,   October 26,  January 25,
1997                          1996          1996        1996        1997
Net sales                   $ 82,890       $86,307    $101,280    $106,446
Gross margin                  27,791        30,265      35,233      39,700
Income from continuing
  operations                   2,522         3,101       5,306       6,347
Net income                     2,669         2,755       5,201       6,347
Earnings per share
    Continuing operations:
         Basic                   .15           .19         .32         .38
         Diluted                 .15           .18         .32         .37
    Net income:
         Basic                   .16           .17         .31         .38
         Diluted                 .16           .16         .31         .37

                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Oneida Ltd.

We have audited the accompanying consolidated balance sheet of Oneida Ltd. as of January 31, 1998 and January 25, 1997, and the related consolidated statement of operations and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oneida Ltd. as of January 31, 1998 and January 25, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

                                            Coopers & Lybrand L.L.P.

                                            a professional services firm

/s/ Coopers & Lybrand L.L.P.

Syracuse, New York
February 20, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Thousands)

                                        1998           1997           1996
Net Sales:
    Consumer Products Markets          $251,327       $227,777       $236,069
    Foodservice Markets                 191,539        149,146        127,742
         Total                          442,866        376,923        363,811
Gross Margin                            168,058        132,989        127,251
    % Net Sales                           38.0%          35.3%          35.0%
Operating Expenses                      117,357         97,099         94,043
    % Net Sales                           26.5%          25.8%          25.9%

Fiscal year ended January 1998 compared with fiscal year ended January 1997

Operations
1998 consolidated net sales were $65,943 or 17.5% higher than in the previous year. Two-thirds of the sales increase was attributable to growth in the
foodservice markets.   Foodservice product sales increased 28.4% over the prior
year levels, primarily due to the acquisition of Rego China in the last quarter of 1997 and strong growth in demand for Buffalo China products. Sales of consumer products increased 10.3% from 1997 reflecting growth in department store, mass-merchandise and direct to consumer markets. International sales of the above products were up 11.3% from the prior year, due to growth in all major foreign markets, including Latin America, Asia and Europe.

Gross margin as a percent of net sales increased to 38.0% from 35.3% in 1997. The increase is attributable to increased sales of the Company's higher margin products and continuing improvement in manufacturing efficiencies and volumes.

Operating expenses increased by $20,258 or 20.9% over 1997. Due to growing sales volume and the start-up of new product lines, selling, distribution and advertising expenses increased by $10,599. As a percentage of net sales, these costs decreased to 17.7% from 18.0% in 1997. General and administrative expenses were up $9,659 over 1997 levels. Nearly one-half of this increase is attributable to costs incurred as a result of the November 1996 acquisition of Rego China. The remaining increase is principally made up of higher employee profit sharing resulting from increased operating income.

1998 interest expense (prior to capitalized interest) increased by $456 or 6.7%. This was principally due to higher average interest rates on the Company's borrowings.

Year 2000
Year 2000 issues relate to the ability of computer systems to be able to distinguish data which contains dates beyond December 31, 1999. The Company has created, and is in the process of implementing, a Year 2000 compliance plan. As part of this compliance plan, the Company is reviewing all of its software and information processing systems to identify date sensitive functions. The Company will then inventory, test, and if necessary, modify those systems to ensure that they will meet the necessary requirements prior to the Year 2000. The Company anticipates that its main computer systems will be Year 2000 compliant by December 1998, and that its more minor computer systems will be Year 2000 compliant by July 1999.

The Company could also be adversely affected if its customers, suppliers, service providers and business partners continue to utilize systems that are not Year 2000 compliant. The Company, therefore, is taking a proactive role in encouraging its customers, suppliers, service providers and business partners to plan for and implement their own compliance plans.

The costs incurred to date by the Company in addressing its potential Year 2000 problems are not material. However, the inability of the Company or its customers, suppliers, service providers or business partners to resolve Year 2000 issues in a timely manner could constitute a material financial risk. The Company believes it is devoting appropriate resources to resolve its Year 2000 issues in a timely manner and does not currently expect that doing so will have a material impact.

Liquidity and Financial Resources
During the current year, the Company has invested approximately $14,000 in capital additions, primarily in its manufacturing facilities. In 1998, Buffalo China announced the construction of a 203,000 square foot warehouse and china decorating facility at its Buffalo, New York facility. The total cost for this expansion will be $11,000, the majority of which will be spent in 1999. Overall, the Company plans to spend $25,000 on capital projects in the upcoming year.

In the first quarter of 1998, the Company sold its Camden Wire subsidiary for $43,500 in cash (see Note 2 of Notes to the Financial Statements.)

The majority of these proceeds were used to pay down the outstanding debt. As also described in Note 2, the Company purchased the stock of Table Top Engineering and Design for $13,000 and also acquired a minority interest in Schott Zwiesel in a transaction valued at $9,000. During the year, the Company continued its buyback program of common stock by purchasing 560,400 shares at a cost of $13,743. Proceeds from the issuance of stock in 1998 totaled $10,206. Cash from 1999 operations and available lines of credit are expected to provide sufficient liquidity for all of the Company's capital needs.

The Company has foreign exchange exposure related to its foreign operations in Mexico, Canada, Italy and the United Kingdom (see Note 13 for details on the Company's foreign operations). Due to cumulative inflation over the prior three years, Mexico's economy was deemed hyper-inflationary for accounting purposes. In the current year, the Company accounted for its Mexican operations as hyper-inflationary using the methodology of Financial Accounting Standard (FAS) No.
52. Translation adjustments recorded in the income statement were not of a material nature. The Company has evaluated its exposure in the Asian market. As sales to Asian customers are less than 2% of total net sales, the current economic conditions in the Asian market should not have a material effect on the Company's operations in the upcoming year.

Management's Discussion
Fiscal year ended January 1997 compared with fiscal year ended January 1996

Operations
1997 consolidated net sales were $13,112, or 3.6% higher than in the previous year. Sales of foodservice products increased 16.8% over the prior year levels, partially due to the acquisition of Rego China in the last quarter of 1997. Sales of consumer products decreased by 3.5% from 1996, due to market softness in the first half of the year. This trend was reversed in the latter half of 1997. International sales of the above products were up 23.3% from the prior year, reflecting growth in all major foreign markets.

Gross margin as a percent of net sales increased to  35.3% from 35.0% in 1996.

Operating expenses increased by $3,056 or 3.2% over 1997. Of this increase, $2,078 is attributable to the acquisition of Rego China. Exclusive of the Rego operations, selling and distribution costs remain constant with 1996 levels. When the Rego administrative costs are factored out, general and administrative costs increased by 3.8%, principally due to higher employee profit sharing accruals resulting from higher operating income.

1997 interest expense (prior to capitalized interest) decreased by $511 or 7.0%. The decline in interest expense was principally due to lower average interest rates on the Company's borrowings.


          Dividends and Price Range of the Company's Common Stock

The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol OCQ. The total number of stockholders of record at January 1998 was 4,437. The following table sets forth the high and low sale prices per share of the Company's Common Stock for the periods indicated on the Composite Tape, and cash dividends declared for the quarters in the Company's 1998 and 1997 fiscal years, as adjusted for the three-for-two stock split effective December 30, 1997.


       JANUARY 1998                                  JANUARY 1997

 Fiscal                    Dividends   Fiscal                    Dividends
Quarter    High      Low   Per Share   Quarter   High      Low   Per Share
First     $13.42   $11.58   $.087       First   $11.67   $ 9.92    $.087
Second     20.17    12.33    .173       Second   12.50    10.33     .087
Third      24.25    18.75    .087       Third    10.59     9.67     .087
Fourth     27.63    21.96    .100       Fourth   12.17     9.50     .087

FIVE YEAR SUMMARY
  ONEIDA LTD.      (Thousands except per share amounts)


Year ended in January          1998      1997      1996      1995      1994
OPERATIONS
    Net sales                $442,866  $376,923  $363,811  $335,831  $322,511
    Gross margin              168,058   132,989   127,251   113,192   110,487
    Interest expense            6,823     6,503     6,877     5,922     6,271
    Income before income taxes 42,324    28,555    25,569    17,393    14,492
    Income taxes               16,189    11,279    10,144     7,306     6,042
    Income from continuing
      operations               26,135    17,276    15,425    10,087     8,450
    Income (loss) from
      discontinued operations   2,566      (304)    2,663     3,406     2,212
    Net income (loss)          28,701    16,972    18,088    13,493    10,662
    Cash dividends declared-
         Preferred stock          132       133       134       134       135
         Common stock           7,633     5,882     5,273     5,233     5,129

PER SHARE OF COMMON STOCK<F1>
    Continuing operations        1.55      1.02       .93       .62       .56
    Discontinued operations       .16      (.02)      .16       .21       .11
    Net income                   1.71      1.00      1.09       .83       .67
    Dividends declared            .45       .35       .32       .32       .32
    Book value                   8.01      6.98      6.31      5.69      5.31

FINANCIAL DATA
    Current assets            209,844   219,491   211,930   205,168   189,171
    Working capital           119,344   122,937   140,106   134,386   123,263
    Total assets              363,586   350,228   306,568   297,486   280,527
    Long-term debt             69,415    68,126    63,129    68,277    66,301
    Other long-term
      liabilities              68,404    67,230    65,315    63,231    62,405
    Stockholders' equity      135,257   118,318   106,300    95,196    85,913
    Additions to property,
      plant and equipment      13,577    11,566    12,434    12,785    10,813
    Property, plant and
      equipment-at cost       206,272   195,429   185,637   177,166   166,529
    Accumulated depreciation  121,460   116,283   105,957    97,474    88,182

SHARES OF CAPITAL STOCK<F1>
    Outstanding at end of
      year Preferred               88        89        89        89       89
    Common                     16,609    16,640    16,499    16,353   15,747
    Weighted average number
      of common shares
      outstanding during
        the year               16,740    16,775    16,529    16,176   15,590

SALES OF MAJOR PRODUCTS BY
PERCENT OF TOTAL SALES
    Consumer                      57%       60%       65%       62%      62%
    Foodservice                   43%       40%       35%       38%      38%

AVERAGE NUMBER OF EMPLOYEES     4,637     4,525     4,690     4,534    4,672

<F1> Shares of common stock and per share amounts are adjusted to reflect the effect of a three-for-two stock split and per share information is presented on a diluted basis.