Form 10-K, Exhibit 13
period 1999-01-30
ONEIDA LTD
filed 1999-04-30
CIK 74585

                                                       EXHIBIT 13

CONSOLIDATED STATEMENTS OF OPERATIONS

     ONEIDA LTD.
     For the years ended January 1999, 1998 and 1997

                                       (Thousands except per share amounts)
         Year ended in January           1999          1998           1997

NET SALES                              $465,913       $442,866       $376,923
COST OF SALES                           292,898        274,808        243,934
GROSS MARGIN                            173,015        168,058        132,989
OPERATING REVENUES                          825
                                        173,840        168,058        132,989

OPERATING EXPENSES:
    Selling, advertising
      and distribution                   91,789         78,467         67,868
    General and administrative           36,993         38,890         29,231
    Restructuring costs                   4,980
         Total                          133,762        117,357         97,099

INCOME FROM OPERATIONS                   40,078         50,701         35,890
OTHER INCOME (EXPENSE)                      837         (1,554)          (832)
INTEREST EXPENSE                          8,963          6,823          6,503
INCOME FROM CONTINUING OPREATIONS
  BEFORE INCOME TAXES                    31,952          42,324        28,555
PROVISION FOR INCOME TAXES               12,202          16,189        11,279
INCOME FROM CONTINUING
  OPERATIONS                             19,750          26,135        17,276
LOSS FROM DISCONTINUED
  OPERATIONS                                                              304
GAIN ON DISPOSAL OF DISCONTINUED
  OPERATIONS                                              2,566
NET INCOME                             $ 19,750         $28,701       $16,972

EARNINGS PER SHARE OF COMMON STOCK:
    Continuing operations:
         Basic                            $1.18           $1.57         $1.04
         Diluted                           1.16            1.55          1.02
    Net income:
         Basic                             1.18             1.73         1.02
         Diluted                           1.16             1.71         1.00

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
ONEIDA LTD.

                                                     (Thousands)
ASSETS                                        January 30,     January 31,
                                                 1999            1998
CURRENT ASSETS:
    Cash                                         $1,913          $3,095
    Receivables                                  75,696          63,922
    Inventories                                 190,112         133,419
    Other current assets                          8,217           9,408
         Total current assets                   275,938         209,844

PROPERTY, PLANT AND EQUIPMENT:
    Land and buildings                           56,378          49,505
    Machinery and equipment                     161,660         156,767
         Total                                  218,038         206,272
    Less accumulated depreciation               123,010         121,460
         Property, plant and
           equipment - net                       95,028          84,812

OTHER ASSETS:
    Intangible assets - net
      of accumulated amortization
      of $7,156,000 and $3,051,000               39,202          38,885
    Deferred income taxes                        19,004          18,820
    Other                                        12,896          11,225
         TOTAL                                 $442,068        $363,586

(Thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY          January 30,     January 31,
                                                 1999            1998
CURRENT LIABILITIES:
    Short-term debt                             $56,060         $12,717
    Accounts payable                             26,638          21,735
    Accrued liabilities                          48,384          51,347
    Current installments of long-term debt        4,790           4,711
         Total current liabilities              135,872          90,510

LONG-TERM DEBT                                   89,605          69,415

OTHER LIABILITIES:
    Accrued postretirement liability             54,264          53,114
    Accrued pension liability                     9,584           5,317
    Other liabilities                            12,495           9,973
         Total                                   76,343          68,404

STOCKHOLDERS' EQUITY:
    Cumulative 6% preferred stock--
      $25 par value; authorized 95,660
      shares, issued 87,411 and 88,001
      shares, respectively; callable
      at $30 per share                            2,185           2,200
    Common stock--$l.00 par value; authorized
      48,000,000 shares, issued 17,423,478
      and 17,091,509 shares, respectively        17,423          17,091
    Additional paid-in capital                   79,737          76,007
    Retained earnings                            65,870          54,620
    Accumulated other comprehensive income      (11,079)         (8,669)
    Less cost of common stock held in
      treasury; 816,284 and 468,568
      shares, respectively                      (13,888)         (5,632)
    Less unallocated ESOP shares of
      common stock of 13,866                                       (360)
         Stockholders' equity                   140,248         135,257

              TOTAL                            $442,068        $363,586

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ONEIDA LTD.
for the years ended January 1999, 1998 and 1997

                                         (Thousands)

                                                                                     Accumulated
                                                                   Additional            Other   Unallocated
                              Comp     Common   Common   Preferred  Paid-in   Retained   Comp      Treasury    ESOP
                             Income    Shares    Stock     Stock    Capital   Earnings  Income     Stock      Shares
Balance January 1996                   11,706   $11,706   $2,225    $81,150   $28,936   $(8,614)   $(8,563)    $(540)
Stock plan
  activity, net                           162       162               2,144                            248
Purchase/retirement
  of treasury stock,
  net                                                         (9)      (191)                        (1,841)
Cash dividends
  declared ($.35
  per share)                                                                   (6,015)
Net income                  16,972                                             16,972
Other comprehensive
  income                       146                                                          146
Comprehensive income       $17,118
ESOP activity, net                                                                                               402

Balance January 1997                   11,868    11,868    2,216     83,103    39,893    (8,468)   (10,156)     (138)
Stock plan
  activity, net                           536       536               9,449                            221
Purchase/retirement
  of treasury stock, net                 (940)     (940)     (16)   (16,545)                         4,303
Cash dividends
  declared ($.45 per
  share)                                                                       (7,765)
Net income                 $28,701                                             28,701
Other comprehensive
  income                      (201)                                                        (201)
Comprehensive income       $28,500
Effect of three-for-
  two stock split                       5,627     5,627                        (6,209)
ESOP activity, net                                                                                              (222)

Balance January 1998                   17,091    17,019    2,200     76,007    54,620    (8,669)    (5,632)     (360)
Stock plan activity, net                  369       369               3,729
Purchase/retirement of
  treasury stock, net                     (16)      (16)                                            (8,503)
Cancelled stock                           (21)      (21)     (15)         1                            247
Cash dividends declared
  ($.50 per share)                                                             (8,500)
Net income                 $19,750                                             19,750
Other comprehensive
  income                    (2,410)                                                      (2,410)
Comprehensive income       $17,340
ESOP activity net                                                                                                360

Balance January 1999                   17,423   $17,423   $2,185    $79,737   $65,870  $(11,079)  $(13,888)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ONEIDA LTD.
for the years ended January 1999, 1998 and 1997

                                                     (Thousands)
         Year ended in January            1999            1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                           $19,750         $28,701        $16,972
    Adjustments to reconcile net
      income to net cash provided
      by operating activities:
         Depreciation                     11,717          11,275         11,455
         Amortization of intangibles       4,105           2,490            561
         Deferred taxes and other
           non-cash charges                2,915          (8,959)         1,460
         Decrease (increase) in operating
           assets:
              Receivables                (12,040)         (13,910)         (909)
              Inventories                (55,175)          (7,863)       11,276
              Other current assets         1,164            5,424        (2,452)
              Other assets                 1,210              414           582
         Increase (decrease) in accounts
           payable                          5,432           6,362        (1,383)
         Increase (decrease) in accrued
           liabilities                     (3,615)         14,032         7,452
         Discontinued operations                                          3,228
              Net cash provided by (used
                in) operating activities  (24,537)         37,966        48,242

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of subsidiaries and
      minority interest                    (5,137)        (19,433)      (48,100)
    Property, plant and equipment
      expenditures--net                   (21,774)        (13,612)      (10,895)
    Other, net                               (937)           (105)         (528)
    Proceeds from sale of discontinued
      operations                                           33,762
    Discontinued operations                                             (11,319)
         Net cash provided by (used
           in) investing activities       (27,848)            612       (70,842)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of
      common stock                          4,098          10,206         2,553
    Purchase of treasury stock             (8,306)        (13,780)       (2,041)
    Purchase/allocation of
      ESOP Shares--net                        360            (222)          402
    Payments of short-term
      debt--net                            43,343          (3,182)       (8,474)
    Proceeds from issuance
      of long-term debt                    24,928           6,000        35,388
    Payment of long-term debt              (4,738)        (29,704)       (5,436)
    Dividends paid                         (8,500)         (7,765)       (6,015)
    Borrowings by discontinued
      operations                                                          6,500
         Net cash provided by (used)
           in financing activities         51,185          (38,447)      22,877

EFFECT OF EXCHANGE RATE CHANGES ON CASH        18             (219)          59
NET INCREASE (DECREASE) IN CASH            (1,182)             (88)         336
CASH AT BEGINNING OF YEAR                   3,095            3,183        2,847
CASH AT END OF YEAR                        $1,913           $3,095       $3,183
SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Interest paid                          $8,562           $7,184       $6,575
    Income taxes paid                      14,771           15,516       11,285

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company uses a 52-53 week fiscal year ending on the last Saturday in January. Results of operations include 53 weeks in 1998. The financial statements of certain foreign subsidiaries are consolidated with those of the parent on the basis of years ending in December. The financial statements reflect the acquisition of THC Systems, Inc. as of November 4, 1996. The financial statements also reflect the operations of Camden Wire Co., Inc. which have been shown as discontinued operations as of October 26, 1996. Camden was sold on February 12, 1997. The notes to the financial statements contain information pertaining to the continuing operations of
the  Company.   See  Note  2 for information  pertaining  to  the acquisition
and  disposition  of  these  subsidiaries.   Certain reclassifications have been
made to the financial statements for prior years to conform to the presentation for 1999.

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

Foreign Currency Translation
Assets   and   liabilities  of  certain  non-U.S.   subsidiaries, operating
under normal economic conditions, are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income. Financial results of non-U.S. subsidiaries in highly inflationary economies are translated using a combination of current and historical exchange rates and any translation adjustments are included in net earnings, along with all transaction gains and losses for the period.

Earnings Per Share
Basic  and  diluted  earnings per share are  presented  for  each period in
which a statement of operations is presented.   Basic earnings per share is
computed by dividing income less preferred stock dividends by the weighted
average  shares   actually outstanding for the period.  Diluted earnings per share includes the potentially dilutive effect of shares issuable under the employee stock purchase and incentive stock option plans.

Inventories
Inventories  are  valued  at  the  lower  of  cost   or   market.  Approximately
26% of inventories are valued under the last-in, first-out (LIFO) method, with the remainder valued under the first-in, first-out (FIFO) method.

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

Fair Value of Financial Instruments
The estimated fair market values of the Company's financial instruments, principally long-term debt, are estimated using discounted cash flows, based on current market rates for similar borrowings. The carrying amounts for short-term borrowings approximate their fair values.

Revenue Recognition
Sales are recorded when goods are shipped.  The Company's general policy is not
to  allow  customer  returns  unless  they   are specifically preauthorized.

Treasury Stock
Treasury  stock  purchases are recorded at  cost.   During  1999, 1998, and 1997
the Company purchased 363,900, and on a pre-split basis, 560,400 and 112,671 shares of treasury stock at an average cost of $23.37, $24.52 and $16.34,
respectively.   The  Company purchases treasury stock primarily to improve shareholder value. During January 1998, 1,500,000 shares of treasury stock were retired at an average cost of $12.03. As of January 1999, the Company has been authorized by the Board of Directors to repurchase up to 377,200 additional shares.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses amounted to $3,867,000, $3,837,000 and $3,577,000 during 1999, 1998 and 1997, respectively.

Restructuring Costs
Included in the year ended January 1999 is a charge totaling $4,980,000 related to a restructuring program that was announced on January 4, 1999. The program to lower annual overhead costs included a voluntary early retirement offer that was accepted by 60 eligible employees as well as the elimination of approximately 60 overhead positions. The costs incurred were primarily the accrual of severance and retirement benefits. The restructuring charge decreased diluted earnings by $.19 per share.

Comprehensive Income
Effective February 1, 1998, the Company adopted Statements of Financial Accounting Standard No. 130, "Reporting Comprehensive Income." This pronouncement requires the Company to report the effects of foreign currency
translation   adjustments   on comprehensive income.  See the Consolidated
Statement of Changes in Stockholders' Equity for a summary of Comprehensive Income.

2.  ACQUISITION AND DISPOSITION

Acquisition of THC Systems, Inc.
On November 4, 1996, the Company purchased the net assets of THC Systems, Inc. (Rego China), a leading importer of institutional china for the foodservice industry.

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

The financial statements include the results of operations of Rego from the date of acquisition. On a pro forma basis, assuming the acquisition had occurred at the beginning of 1997 and based on unaudited amounts for Rego for the periods involved, the consolidated results of operations of the Company for 1997 would have been as follows:

                        (Thousands except per share amounts)
                                        1997
Net sales                              $402,867
Net income                               16,194
Net income per share of common stock:
    Basic                                   .97
    Diluted                                 .96

Other Acquisitions and Investments
On July 1, 1998, the Company purchased substantially all of the net assets of Badgin Nominees Pty, Ltd for $5,000,000. Badgin operated two Australian-based businesses known as Stanley Rogers & Son and Westminster China, which were involved in the distribution of flatware and dinnerware in Australia and New
Zealand.   This  business has been merged with Oneida's  existing distribution efforts  in the region to form  a  new  subsidiary, Oneida Australia.

On January 8, 1998, the Company, through its Italian subsidiary, Sant'Andrea, S.r.l., acquired Table Top Engineering and Design, S.r.l., (TTE&D) of Vercelli,
Italy for $13,000,000.   TTE&D has been the primary product development and
manufacturing source used by Sant'Andrea since its formation approximately 10 years ago.

On September 30, 1997, the Company acquired a 25.1% interest in Schott Zwiesel Glaswerke AG, a subsidiary of Schott Glaswerke, for a total cost of $9,000,000. Schott Zwiesel, a German Corporation, is a manufacturer of tabletop glassware. Prior to this transaction, Oneida had become the North American distributor of
Schott  Zwiesel  Products.   The  investment is accounted for under the equity
method.

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

Revenues from Camden for 1997 were $137,960,000. Both basic and diluted earnings per share for discontinued operations were $.16 and $(.02) in 1998 and 1997, respectively.

3. INCOME TAXES
The Company accounts for taxes in accordance with Statement of Financial Accounting Standards (FAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method of computing deferred income taxes. Under the liability method, deferred income taxes are based on the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities and are adjusted for tax rate changes as they occur.

The components of the deferred tax assets and liabilities are  as follows:

                                             (Thousands)
                                         1999               1998
Deferred Income Taxes:
    Postretirement benefits            $ 20,818            $20,392
    Employee benefits                    10,837              8,432
    Other                                   744              1,420
    Total deferred tax assets            32,399             30,244
    Depreciation                          9,415             10,136
         Total                           22,984             20,108
Current Deferred                          3,980              1,288
Non-Current Deferred                    $19,004           $ 18,820

The   provision  for  income  taxes,  in  continuing  operations, consists of the following:

                                                   (Thousands)
                                        1999           1998           1997
Current tax expense:
    U.S. Federal                       $11,106        $13,718        $10,097
    Foreign                              2,945          2,584          2,621
    State                                1,027          1,022            641
                                        15,078         17,324         13,359
Deferred tax benefit                     2,876          1,135          2,080
    Total                              $12,202        $16,189        $11,279

The income tax provision from continuing operations differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences are as follows:

                                                    (Thousands)
                                         1999           1998          1997
Statutory U.S. Federal taxes           $ 11,183       $14,813        $ 9,994
Difference due to:
    Foreign taxes                          (154)          216            153
    State taxes                           1,027           287            354
    Other                                   146           873            778
    Provision for taxes                 $12,202       $16,189        $11,279

The following presents the U.S. and non-U.S. components of income before income taxes.

                                                  (Thousands)
                                        1999           1998           1997
U.S. income                            $23,314        $34,128        $21,682
Non-U.S. income                          8,638          8,196          6,873
Income  from continuing operations     $31,952        $42,324        $28,555

Discontinued  operations are shown net of  income  tax  (benefit) expense of
$3,716,000  and  $(280,000)  for  1998  and   1997, respectively.


4. RECEIVABLES
Receivables by major classification are as follows:

                                                  (Thousands)
                                            1999                1998
Accounts receivable                        $74,439             $61,788
Other accounts and notes receivable          2,777               4,030
Less allowance for doubtful accounts        (1,520)             (1,896)
    Receivables                            $75,696             $63,922

5. INVENTORIES
Inventories by major classification are as follows:

                                                   (Thousands)
                                              1999                1998
Finished goods                              $160,888            $101,293
Goods in process                              14,339              15,797
Raw materials and supplies                    14,885              16,329
    Total                                   $190,112            $133,419
Excess of replacement cost over LIFO
value of inventories                        $ 20,000            $ 24,000

6. LEASES
The Company leases numerous factory stores, warehouses and office facilities. Lease expense charged to operations was $6,193,000, $5,806,000, and $5,973,000
for   1999,   1998   and   1997, respectively.

Future minimum lease payments for all non-cancelable operating leases having a remaining term in excess of one year at January 1999 are as follows:

                                (Thousands)
                                   Lease
                                 Commitment
2000                              $ 5,320
2001                                3,534
2002                                2,650
2003                                2,069
2004                                1,440
Remainder                             838
    Total                         $15,851

Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises.


7.  SHORT-TERM DEBT AND COMPENSATING BALANCES
The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. Certain credit lines call for the maintenance of compensating balances of up to 1.14% of the credit line or fees
in lieu thereof.   Fees paid in 1999 totaled approximately $20,000.  At January
1999, the Company had lines of credit of $99,067,000 of which $43,007,000 was available.

The weighted average outstanding balances of short-term debt for the fiscal years ending January 1999 and 1998 were $51,848,000 and $10,295,000; the weighted interest rate was 6.0% for both years.


8. ACCRUED LIABILITIES
Accrued liabilities by major classification are as follows:

                                              (Thousands)
                                         1999               1998
Accrued vacation pay                   $ 6,316            $ 6,453
Accrued wage incentive                   8,510              9,609
Accrued wages and commissions            4,316              6,736
Accrued income taxes                     6,388              7,966
Accrued workers' compensation           11,043              9,953
Dividends payable                        1,701              1,695
Other accruals                          10,110              8,935
    Total                              $48,384            $51,347

9. LONG-TERM DEBT
Long-term debt at January 1999 and 1998 consisted of the following:

                                                      (Thousands)
                                                  1999           1998
Senior notes, 8.52% due January 15, 2002,
  payable $4,286,000 annually                    $12,857        $17,143
Senior notes, 7.49% due November 1, 2008,
  payable $3,890,000 annually beginning
  November 1, 2000                                35,000         35,000
Notes payable at various interest rates
  (5.63%-6.32%), due February 20, 2001            41,000         21,000
Note payable, 5% due September 30, 2000            4,534
Other debt at various interest rates
  (6.50%-9.25%) due through 2001                   1,004            983
         Total                                    94,395         74,126
Less current portion                               4,790          4,711
Long-term debt                                   $89,605        $69,415

Certain    note   agreements   restrict   borrowings,    business investments,
acquisition of the Company's stock and payment of cash dividends. In addition, the agreements include certain covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of funded debt to tangible net worth. The estimated fair value of the Company's long-term debt
at   January  1999  approximates  $97,225,000.   The  fair  value estimate is
based on borrowing rates available to the Company ranging from 5.87% to 6.45%. At January 1998, the carrying value of the Company's long-term debt approximated fair value.

The aggregate amounts of long-term maturities due each fiscal year are as follows:

                           (Thousands)
2000                         $  4,790
2001                           13,183
2002                           49,202
2003                            3,890
2004                            3,890
After                          19,440
    Total                    $94,395

Total interest costs incurred by the Company are presented net of capitalized interest of $1,037,000, $412,000 and $276,000 for 1999, 1998 and 1997,
respectively.


10.  RETIREMENT BENEFIT AND EMPLOYEE SECURITY PLANS
Pension Plans
The Company maintains defined benefit plans covering the majority of employees in the United States and Canada. Employees of the Silversmiths Division are covered by both an Employee Stock Ownership Plan (ESOP), and a defined benefit floor plan.

Dividends  on all ESOP shares are added to participant
accounts. Future contributions to the ESOP will be primarily in the form of either cash or treasury shares. The Company also maintains a salary
deferral 401(k)  plan  covering   substantially   all employees.

The net periodic pension cost for the Company's various defined benefit plans for 1999, 1998 and 1997 were as follows:

                                                  (Thousands)
                                        1999           1998           1997
Service cost                           $1,934         $1,892         $1,913
Interest cost                           2,499          2,680          2,537
Expected return on plan assets         (2,513)        (2,133)        (1,859)
Net amortization                         (291)          (113)            45
    Net periodic pension cost          $1,629         $2,326         $2,636

Plan   assets  consist  primarily  of  stocks,  bonds,  and  cash equivalents.
The following table presents a reconciliation of the funded status of the plans and assumptions used at January 1999 and 1998.

                                                   (Thousands)
                                       U.S.  PLANS             FOREIGN PLAN
                                    1999        1998         1999        1998
Change in benefit obligation
Benefit obligation -
  beginning of year               $(28,414)    $(30,396)    $(6,524)    $(6,351)
Service cost                        (1,724)      (1,692)       (210)       (200)
Interest cost                       (2,083)      (2,270)       (416)       (411)
Benefits paid                          640          841         433         438
Plan amendments                       (314)
Employee contributions                                          (12)
One-time charge--early
  retirement                        (3,326)
Actuarial gain (loss)              (10,049)       5,103         137
Benefit obligation - end
  of year                          (45,270)     (28,414)     (6,592) (6,524)

Change in plan assets
Fair value of plan assets-
beginning of year                   23,471       18,622       6,866   6,327
Actual return on plan
  assets                             3,906        3,984         250     943
Employer contribution                  691        1,706         190      34
Employee contribution                                            12
Benefits paid                         (640)        (841)       (433)   (438)
Fair value of plan assets-
  end of year                       27,428       23,471       6,885   6,866
Funded status                      (17,842)      (4,943)        293     342
Unrecognized net (gains)
  losses                             6,896       (1,149)        830     814
Unrecognized prior service cost      1,268          888           1       3
Unrecognized net asset                (948)      (1,099)        (82)   (173)
Prepaid (accrued) benefit cost    $(10,626)     $(6,303)     $1,042    $986

Weighted average assumptions
as of January 30
Discount rate                          6.4%         7.0%        6.5%    6.5%
Expected return on plan assets         8.4%         8.4%        8.5%    8.5%
Rate of compensation increase          3.5%         3.3%        5.0%    5.0%

The net pension cost associated with the Company's defined contribution plans was $2,660,000, $1,881,000 and $1,946,000, for 1999, 1998 and 1997,
respectively.

Postretirement Health Care and Life Insurance Benefits
The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements.

Net periodic postretirement benefit cost for 1999, 1998 and 1997 included the following components:

                                              (Thousands)

                                  1999           1998           1997
Service cost                      $1,273         $1,103         $1,124
Interest cost                      3,309          3,216          3,048
Net amortization                    (666)          (706)          (681)
Net periodic postretirement
  benefit cost                    $3,916         $3,613         $3,491

The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 1999 and 1998:

                                                    (Thousands)
                                              1999               1998
Change in benefit obligation
Benefit obligation - beginning
  of year                                   $(48,653)           $(43,210)
Service cost                                  (1,273)             (1,104)
Interest cost                                 (3,309)             (3,216)
Benefits paid                                  3,208               3,119
Employee contributions                          (414)               (384)
Amendments                                                            25
Actuarial loss                                (3,187)             (3,883)
Benefit obligation - end of
  year                                       (53,628)            (48,653)
Funded status                                (53,628)            (48,653)
Unrecognized net (gains) losses                3,290                 (67)
Unrecognized prior service
  cost                                        (5,926)              (6,394)
Accrued postretirement benefit cost          (56,264)             (55,114)
    Less current portion                       2,000                2,000
Accrued postretirement benefit cost         $(54,264)            $(53,114)
Weighted average assumptions as
of January 30
Discount rate                                    6.5%                 7.0%
Healthcare inflation rate                        7.5%                 8.0%

The 1999 health care inflation rate was assumed to decrease gradually to 5% by the year 2003 and remain at that level thereafter. A 1% variation in the assumed health care inflation rates would cause the accumulated postretirement benefit obligation at January 1999 to increase by $5,890,000 and decrease by $5,641,000. Additionally, this would increase and decrease the net periodic postretirement benefit cost for 1999 by $571,000 and $542,000 respectively.

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


11.  STOCK PLANS
Stock Purchase Plan
At January 1999, under the terms of a stock purchase plan, the Company has reserved 636,239 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise. The option price for the shares outstanding at January 30, 1999 is $12.94 based on 90% of the current market price at that date.

                                        1999           1998           1997
Outstanding at beginning of year       326,912        465,571        449,413
Exercised during the year             (201,120)      (392,912)      (123,353)
Expired during the year               (176,201)      (269,588)      (355,039)
Granted during the year                447,230        405,565        494,550
Adjustment for stock split                            118,276
Outstanding at end of year             396,821        326,912        465,571

Average per share price of
  rights exercised                      $15.35         $19.99         $13.50

Rights to purchase are exercisable on date of grant. Unexercised rights expire on June 30 of each year and become available for future grants. Employees are entitled to purchase one share of common stock for each $250 of their earnings for the calendar year preceding July 1.

The consolidated statement of operations does not contain any charges as a result of accounting for this plan.

Stock Option Plan
At January 1999, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees and non-employee outside directors.

Options were granted at prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised. Stock options are non-transferable other than on death, vest over five years from date of grant and expire ten years from date of grant.

                                          Option Price
                             No. of           Per        (Thousands)
                             Shares          Share          Total
Outstanding at
    January 1996             631,793        $9.00-15.00    $8,326
    Exercised                (56,531)        9.00-15.00      (709)
    Expired                  (29,987)        9.00-15.00      (378)

Outstanding at
    January 1997             545,275         9.00-15.00     7,239
    Granted                  120,000              18.63     2,236
    Exercised               (187,604)        9.00-15.00    (2,404)
    Expired                 (126,951)                      (1,765)
    Adjustment for
      stock split            175,910

Outstanding at
    January 1998             526,630         6.00-12.42     5,306
    Granted                  346,000        21.88-28.13     7,642
    Exercised               (140,337)        6.00-12.42    (1,271)

Outstanding at
    January 1999             732,293         6.00-28.13   $11,677

Options exercisable under the plan at January 1999, 1998 and 1997 amounted to 210,538, 286,490 and 615,142, respectively. The weighted average exercise price of options exercisable at January 1999, 1998 and 1997 were $9.60, $8.88 and $8.97, respectively.

                             Options Outstanding

                                      Weighted
                                       Average           Weighted
   Range of            Options      Remaining Life        Average
Exercise Prices      Outstanding      In Years          Exercise Price
$ 6.00- 7.58            52,865           3.98              $  7.40
  9.08-12.42           333,428           6.10                10.79
 21.88-28.13           346,000           9.49                22.09
                       732,293

                             Options Exercisable

                                      Weighted
                                       Average           Weighted
   Range of                            Number             Average
Exercise Prices                      Exercisable        Exercise Price
$ 6.00- 7.58                           52,865             $ 7.40
  9.08-12.42                          149,423               9.67
 21.88-28.13                            8,250              22.58
                                      210,538

At the time options are exercised, the proceeds of the shares issued are credited to the related stockholders' equity accounts. There are no charges to income in connection with these options.

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

Stockholder Rights Plan
The Company maintains a stockholder rights plan. The rights were distributed to shareholders at the rate of one right per share. The rights entitle the holder to purchase one additional share of voting common stock at a substantial discount and are exercisable only in the event of the acquisition of 20% or more of the Company's voting common stock, or the commencement of a tender or exchange offer under which the offeror would own 30% or more of the Company's voting common stock. The rights will expire on December 13, 1999.

Accounting for Stock Plans
The Company has elected to continue following APB No. 25 in accounting for its stock-based compensation plans.

Application of the fair-value-based accounting provision of Statement No. 123 results in the following pro forma amounts of net income and earnings per share:

                                       (Thousands Except Per Share Amounts)
                                        1999            1998          1997
Net Income from Continuing
Operations:
    As  reported                       $19,750        $26,135        $17,276
    Pro  forma                          17,965         24,585         16,005
Net Income:
    As  reported                        19,750         28,701         16,972
    Pro  forma                          17,965         27,151         15,701
Earnings Per Share from
Continuing Operations:
    As reported:   Basic                  1.18           1.57           1.04
                   Diluted                1.16           1.55           1.02
    Pro forma:     Basic                  1.07           1.46            .96
                   Diluted                1.06           1.44            .95
Earnings Per Share:
    As  reported:  Basic                  1.18           1.73           1.02
                   Diluted                1.16           1.71           1.00
    Pro  forma:    Basic                  1.07           1.62            .94
                   Diluted                1.06           1.59            .93

The fair value for both the Stock Purchase Plan and Stock Option Plan was estimated at the date of grant using a Black-Scholes options pricing model.

The valuation of the Stock Purchase Plan used the following weighted average assumptions for 1999, 1998 and 1997: risk-free interest rates of 5.13%, 6.03% and 5.63%; dividend yields of 1.64%, 2.51% and 2.77%; volatility factors of the expected market price of the Company's common stock of 25.9%, 29.7% and 23.7% and a weighted average expected life of the option of 9 months. The fair value per share for the options granted during 1999, 1998 and 1997 was $7.31, $4.40 and $2.87, respectively. The estimated fair value of the options is expensed in the year of issue in calculating pro forma amounts.

The valuation of the Stock Option Plan used the following weighted average assumptions for 1999 and 1998, respectively: risk free interest rate of 5.18% and 6.42%, dividend yield of 2.0% and 3.33%, volatility factor of the expected price of the Company's common stock of 29.6% and 26.2% and an expected life of 5.99 and 6.50 years. The fair value per share for the options granted during 1999 and 1998 was $7.37 and $5.30. The estimated fair value of the options is expensed over the five-year vesting period in calculating pro forma amounts.

12.  EARNINGS PER SHARE
The following is a reconciliation of basic earnings per share to diluted earnings per share for 1999, 1998 and 1997.

                                          Preferred
                                   Net      Stock   Adjusted  Average  Earnings
                                  Income  Dividends Net Income  Shares  Per
Share
1999: Basic earnings per share    $19,750   (132)   $19,618    16,670  $1.18<F1>
      Effect of stock options                                     218
      Diluted earnings per share   19,750   (132)  19,618      16,888   1.16<F1>

1998: Basic earnings per share     28,701   (132)  28,569      16,507   1.73<F2>
      Effect of stock options                                     233
      Diluted earnings per share   28,701   (132)  28,569      16,740   1.71<F2>

1997: Basic earnings per share     16,972   (133)  16,839      16,557   1.02
      Effect of stock options                                     218
      Diluted earnings per share   16,972   (133)  16,839      16,775   1.00

<F1> The year ended January 1999 includes a restructuring  charge totaling
$4,980,000 or $.19 per share. See Note 1 of Notes to Consolidated Financial Statements.
<F2> In  the  year ended January 1998, the Company recognized  a gain on the sale of its  Camden  Wire  subsidiary  equal  to $2,566,000 or $.16 per share.
See Note 2  of   Notes   to Consolidated Financial Statements.

13.  OPERATIONS BY INDUSTRY SEGMENT
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1999. The information for 1998 and 1997 has been restated to conform to the current year presentation.

The   Company's  operations  and  assets  are  in  one  principal industry:
tableware products. The Company's reportable segments are grouped around the manufacture and distribution of three major product categories: metal tableware, china dinnerware and glass tabletop products. The Company also distributes a variety of other tabletop accessories. These products are sold directly to a broad base of retail outlets including department stores, mass merchandisers, Oneida factory stores and chain stores. Additionally, these products are sold to special sales markets, which include customer who use them as premiums, incentives and business gifts. The Company also sells directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, schools and healthcare facilities. The Company's tableware operations are located in the United States, Canada, Mexico, Italy, Australia and the United Kingdom.

The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company evaluates the performance of its segments based upon operating income excluding interest, miscellaneous income/expenses, corporate expenses and income taxes. The Company does not derive more than 10% of its total revenues from any individual customer, government agency or export sales.

Segment information for the three years ended January 1999, 1998 and 1997 are as follows:

                                         1999  (thousands)
                              Metal  Dinnerware   Glass    Other      Total
Net Sales                    $326,375  $93,088   $17,466   $28,984   $465,913
Operating income               33,290    8,843     1,310     2,416     45,859
Depreciation and amortization  11,618    4,204                         15,822

                                         1998  (thousands)
                              Metal  Dinnerware   Glass    Other      Total
Net Sales                    $338,836  $84,744   $13,966   $5,320    $442,866
Operating income               46,383    8,500     1,300      400      56,583
Depreciation and amortization   9,418    4,347                         13,765

                                         1997  (thousands)
                               Metal  Dinnerware  Glass    Other      Total
Net Sales                    $312,389  $48,613   $10,911   $5,010    $376,923
Operating income               37,313    3,000     1,050      350      41,713
Depreciation and amortization   9,604    2,412                         12,016

The following table reconciles segment operating income to pretax income:

                                                   (Thousands)
                                         1999          1998           1997
Total segment operating income         $45,859        $56,583        $41,713
Corporate expenses                       5,781          5,882          5,823
Consolidated operating income           40,078         50,701         35,890
Interest expense                         8,963          6,823          6,503
Miscellaneous income (expense)             837         (1,554)          (832)
Pretax income                          $31,952        $42,324        $28,555

Financial information relating to the Company's sales and long-lived assets by geographic area is as follows:

                                         (Thousands)
                              1999           1998           1997
Net sales:
    Domestic                 $406,518       $389,598       $329,068
    Foreign operations         59,395         53,268         47,855
         Total               $465,913       $442,866       $376,923
Long-lived assets:
    Domestic                 $137,883       $129,347       $114,089
    Foreign operations         28,247         24,395         11,364
         Total               $166,130       $153,742       $125,453

14.   SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                                      (Thousands except per share amounts)
                                                Quarter Ended
1999                         May 2,      August 1,    October 31,   January 30,
                              1998         1998          1998          1999
Net sales                    $107,055     $104,216     $128,787      $125,855
Gross margin                   41,619       39,254       45,683        46,459
Net income<F1>                  5,555        5,087        5,694         3,414
Earnings per share:
    Net income<F1>:
         Basic                    .33          .30          .34           .20
         Diluted                  .32          .30          .34           .20

                                             Quarter Ended
1998<F2><F3>                 April 26,    July 26,     October 25,   January 31,
                               1997         1997         1997          1998
Net sales                     $96,977     $102,581     $116,559      $126,749
Gross margin                   35,396       39,047       44,507        49,108
Income from continuing
  operations                    4,412        5,519        7,657         8,547
Net income                      6,978        5,519        7,657         8,547
Earnings per share:
     Continuing operations:
          Basic                   .26          .34          .46           .51
          Diluted                 .26          .34          .45           .50
     Net income:
          Basic                   .42          .34          .46           .51
          Diluted                 .42          .34          .45           .50

<F1> The  quarter ended January 30, 1999 includes a restructuring charge totaling $4,980,000 or $.19 per share related to a workforce reduction plan. See Note 1 of Notes to Consolidated Financial Statements.
<F2> The quarter and year ended January 31, 1998 includes 14  and 53 weeks, respectively, versus 13 and 52 weeks in the year ended January 30, 1999.
<F3> The first quarter of the year ended January 1998 includes  a gain on the sale of the Company's Camden Wire subsidiary equal to $2,566,000 or $.16 per
share.  See  Note  2  of   Notes   to Consolidated Financial Statements.

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Oneida Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Oneida Ltd. at January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements,
assessing  the  accounting  principles   used   and significant estimates  made
by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP                        PRICEWATERHOUSECOOPERS
Syracuse, New York
February 24, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Thousands)

                                   1999          1998<F1>           1997
Net sales:
    Metal products                $326,375       $338,836       $312,389
    Dinnerware products             93,088         84,744         48,613
    Glass products                  17,466         13,966         10,911
    Other products                  28,984          5,320          5,010
         Total                     465,913        442,866        376,923
Gross margin                       173,015        168,058        132,989
    % Net sales                      37.1%          38.0%          35.3%
Operating expenses - recurring     128,782        117,357         97,099
    % Net sales                      27.6%          26.5%          25.8%

<F1> 53 week fiscal year

Fiscal  year ended January 1999 compared with fiscal  year  ended January 1998

Operations
1999  consolidated net sales were $23,047 or 5.2% higher than  in  the previous
year.   Sales  of the  Company's  metal  tableware products decreased by 3.7%
from 1998.  Much of the  decrease  is attributable to reduced domestic sales, as
several   major retailers adjusted inventory levels downward.  Other factors include stiffer price competition on imported tableware and reduced sales into Asian markets. Sales of dinnerware (both domestically produced and imported) grew in the already strong foodservice market, as well as with the introduction of casual consumer dinnerware. The Company's alliance with Schott Zwiesel glass is the major factor in the 25% growth of the glass segment in 1999. The majority of the increase in other product lines is attributable to the Company's entry into the grocery store sales channel.

Gross margin as a percent of net sales decreased to 37.1% from 38.0% in 1998. The decline is primarily attributable to product mix changes, due to the Company's entry into new product lines.

Operating expenses (net of restructuring costs) increased by $11,425 or 9.7% over 1998, due to growing sales volume, the acquisition of TTE&D and Badgin, and the start-up of new product lines. Selling, distribution and advertising expenses increased by $13,322. General and administrative expenses were down $1,897 compared to 1998 levels, primarily due to decreases in employee benefit and profit sharing costs. As a percentage net sales, total operating (net of restructuring) costs increased to 27.6% from 26.5% in 1998.

In 1999, the Company incurred restructuring costs equal to $4,980 related to a workforce reduction plan. The Company anticipates the future annual savings from the restructuring program will approximate $4,000 per year.

The Company had non-recurring net miscellaneous income resulting primarily from a one-time sale of marketable securities and the termination of three contracts including a long-term energy supply contract, a lease on an office building in Redmond, Washington and a long-term distribution agreement.

1999 interest expense (prior to capitalized interest) increased by $2,765 or 38.2%. This was principally due to higher debt levels. These borrowings were incurred to finance working capital needs as well as business acquisitions and construction of the Company's new dinnerware distribution facility in Buffalo, New York.

Year 2000.
Year 2000 issues relate to the ability of computer systems to distinguish data which contains dates beyond December 31, 1999. The Company has created and is in the process of implementing a comprehensive Year 2000 compliance plan. The Company holds regular compliance meetings to receive information and input from all of the Company's main operating areas.

As part of its compliance plan the Company has reviewed all of its software and information processing systems and identified date sensitive functions.
The Company   began  testing  those systems for Year 2000 compliance in January
1999.   Testing  is expected to be complete by mid-summer 1999.  Any systems found to be noncompliant will be modified to ensure that they operate properly prior to the Year 2000. The Company's main accounting, logistics, warehouse management and payroll systems have been Year 2000 compliant since their installations over the past several years. The Company's other major computer systems have been Year 2000 compliant since December 1998, having been
modified,  upgraded or replaced during the past  year.   Finally, the Company's
more minor computer systems  will  be  Year  2000 compliant by July 1999.

To date, the Company has identified and contacted its major customers, suppliers, service providers and business partners. Each of these entities received a letter informing them of the Company's plans and state of readiness and asking that they in turn share their own Year 2000 plans by returning a questionnaire to the Company. In addition to its compliance plan, the Company will develop a contingency plan based upon the outcomes of the systems tests that will be conducted during the first quarter of 1999.

The Company believes it is devoting appropriate resources to resolve its Year 2000 issues in a timely manner and believes that its compliance program will result in all internal systems being prepared for Year 2000 processing. The compliance plan is proceeding on schedule and to date no unforeseen difficulties have arisen. Based upon the work performed to date, the Company presently believes that the likelihood of the Year 2000 having a material result on its operations, liquidity or financial position is remote. The Company estimates that its direct Year 2000 compliance costs will not exceed $500, of which to date approximately $300 has been incurred and expensed.

Notwithstanding the foregoing, the Company could be adversely affected if its customers, suppliers, service providers, business partners and/or governmental agencies continue to utilize systems that are not Year 2000 compliant. This could affect, among other things, the Company's ability to purchase raw materials, receive orders for and ship its products and transact business with its financial institutions, which could constitute a material and immeasurable financial risk to the Company.

Contingencies-Legal Proceedings
On December 8, 1998 the Oneida Indian Nation of New York, the Oneida Tribe of Indians of Wisconsin and the Oneida of the Thames, as Plaintiffs, along with The United States of America, as Intervenor, moved to amend their Complaint filed on May 3, 1974 in the United States District Court for the Northern District of New York against the Counties of Oneida and Madison, New York. The Amended Complaint seeks to add the State of New York, New York State Thruway Authority, Utica-Rome Motorsports, Inc., Niagara Mohawk Power Corporation and the Oneida Valley National Bank, individually and as representatives of the class of similarly situated private landowners in Madison and Oneida Counties. The Complaint alleges that during the nineteenth
century  the  Oneidas'  lands were improperly  transferred.   The Oneidas seek
title to the property as well as monetary  damages. The Corporation's
headquarters  and  main  manufacturing   and distribution facilities are located
within this land claim area. The Corporation filed a motion to intervene with the United States District Court for the Northern District of New York on
February  26,  1999.   The Judge's decision  on  whether  private landowners
will be added as Defendants is expected in the  Spring of 1999.

Liquidity and Financial Resources
During the current year, the Company invested approximately $22,000 in capital additions, primarily in its manufacturing facilities. Construction
of  the  new  206,000  square   foot warehouse and china decorating facility in
Buffalo, New York was completed in March 1999. The total cost of this project amounted to $10,000, the majority of which was spent in 1999. Overall, the Company plans to spend $27,000 on capital projects in the upcoming year. Of this capital budget total, approximately one-third is appropriated for the construction of a new tableware distribution facility and $7,000 will be spent to complete major projects begun in 1999. When constructed, the new warehouse is expected to yield significant logistical efficiencies and savings.
Inventories increased $57,000 over 1998  levels.   The majority of this was due
to a build up of inventories related to new product categories, international expansion and reduction of consumer inventory levels.

In recognition of the Company's 250th consecutive dividend, the Board of Directors, at its May 27, 1998 meeting, authorized the payment of a special one time dividend equal to ten cents per common share outstanding at June 10, 1998 at a cost of approximately $1,700. At the August 26, 1998 Board of Directors meeting, approval was given to buy back an additional 500,000 shares of the
Company's common stock.   The  Company  actually purchased 363,900 shares
throughout the year at a net cost of $8,300. Proceeds from the issuance of stock in 1999 totaled $4,100.

Management believes there is sufficient liquidity to support the Company's ongoing funding requirements from future operations as well as the availability
of bank lines of credit.   At  January 1999, the Company had unused short term
credit lines equal to $43,000 as well as availability under two long-term revolving credit lines totaling $5,601. Working capital as of January 30, 1999 totaled $140,066.

The Company has foreign exchange exposure related to its foreign operations in Mexico, Canada, Italy, Australia and the United Kingdom (see Note 13 for details on the Company's foreign operations). Translation adjustments recorded in the income statement were not of a material nature.

Management's Discussion
Fiscal year ended January 1998 compared with fiscal  year  ended January 1997

Operations
Net sales were $65,943 or 17.5% higher than the previous year. All production segments recorded significant sales increases over 1997 levels. Dinnerware sales growth was attributed to both the acquisition of Rego China in late fiscal 1997 and strong demand for Buffalo China products. Metal product sales increased in all sales channels. International sales of all products increased 11.3% due to growth in all major foreign markets.

Gross margin as a percent of net sales increased to 38.0% from 35.3% in 1997. The increase was attributable to both favorable product mix and improved manufacturing efficiencies.

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

Forward Looking Information
With the exception of historical data, the information contained in this Annual Report, as well as those other documents incorporated by reference herein,
is forward-looking.   For  the purposes of the safe harbor provisions of the
Private Securities Litigation Reform Act of 1995, the Company cautions readers that changes in certain factors could affect the Company's future results and could cause the Company's future consolidated results to differ materially from those expressed herein. Such factors include, but are not limited to: general economic conditions in the Company's markets; difficulties or delays in the development, production and marketing of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; significant increases in interest rates or the level of the Company's indebtedness; major slowdowns in the retail, travel or entertainment industries; the loss of several of the Company's major consumer and/or foodservice
customers; underutilization  of  the   Company's   plants   and factories; the
amount and rate of growth of the Company's selling, general and administrative expenses; and the inability of the Company or its customers, suppliers, service providers or business partners, as well as governmental agencies, to resolve Year 2000 issues in a timely manner.

Dividends and Price Range of the Company's Common Stock

The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol OCQ. The total number of stockholders of record at January 1999 was 4,381. The following table sets forth the high and low sale prices per share of the Company's Common Stock for the periods indicated on the Composite Tape, and cash dividends declared for the quarters in the Company's 1999 and 1998 fiscal years.

       JANUARY 1999                               JANUARY 1998

Fiscal                     Dividends    Fiscal                      Dividends
Quarter   High      Low    Per Share    Quarter    High      Low    Per Share
First    $31.81    $25.31   $.10        First     $13.42    $11.58    $.173
Second    31.31     25.13    .20        Second     20.17    12.33      .087
Third     26.44     12.94    .10        Third      24.25    18.75      .087
Fourth    19.13     13.50    .10        Fourth     27.63    21.96      .100

FIVE YEAR SUMMARY

ONEIDA LTD.
(Thousands except per share amounts)

                   Year ended January         1999          1998           1997            1996            1995
OPERATIONS
    Net sales                               $465,913       $442,866      $376,923         $363,811        $335,831
    Gross margin                             173,015        168,058       132,989          127,251         113,192
    Interest expense                           8,963          6,823         6,503            6,877           5,922
    Income from continuing
      operations before income taxes          31,952         42,324        28,555           25,569          17,393
    Income taxes                              12,202         16,189        11,279           10,144           7,306
    Income from continuing
      operations                              19,750         26,135        17,276           15,425          10,087
    Income (loss) from discontinued
      operations                                              2,566          (304)           2,663           3,406
    Net income                                19,750         28,701        16,972           18,088          13,493
Cash dividends declared--
         Preferred stock                         132            132           133              134             134
         Common stock                          8,368          7,633         5,882            5,273           5,233

PER SHARE OF COMMON STOCK
    Continuing operations<F1>                   1.16           1.55          1.02              .93             .62
    Discontinued operations<F1>                                 .16          (.02)             .16             .21
    Net income<F1>                              1.16           1.71          1.00             1.09             .83
    Dividends declared                           .50            .45           .35              .32             .32
    Book value                                  8.31           8.01          6.98             6.31            5.69

FINANCIAL DATA
    Current assets                           275,938         209,844      219,491          211,930         205,168
    Working capital                          140,066         119,344      122,937          140,106         134,386
    Total assets                             442,068         363,586      350,228          306,568         297,486
    Long-term debt                            89,605          69,415       68,126           63,129          68,277
    Other long-term liabilities               76,343          68,404       67,230           65,315          63,231
    Stockholders' equity                     140,248         135,257      118,318          106,300          95,196
    Additions to property, plant
      and equipment                           21,904          13,577       11,566           12,434          12,785
    Property, plant and equipment --
      at cost                                218,038         206,272      195,429          185,637         177,166
    Accumulated depreciation                 123,010         121,460      116,283          105,957          97,474

SHARES OF CAPITAL STOCK
    Outstanding at end of year
         Preferred                                87              88           89               89              89
         Common                               16,607          16,609       16,640           16,499          16,353
    Weighted average number of
      common shares outstanding
      during the year                         16,670          16,507       16,557           16,331          16,176

SALES OF MAJOR PRODUCTS BY PERCENT
OF TOTAL SALES
    Metal products                               70%             77%           83%              83%             82%
    Dinnerware products                          20%             19%           13%              12%             13%
    Glass products                                4%              3%            3%               3%              3%
    Other products                                6%              1%            1%               2%              2%

AVERAGE NUMBER OF EMPLOYEES                    4,824           4,637        4,525            4,690           4,534

<F1> diluted basis