Form 10-K, Exhibit 13
period 2000-01-29
ONEIDA LTD
filed 2000-04-27
CIK 74585

                                                       EXHIBIT 13

CONSOLIDATED STATEMENTS OF OPERATIONS

    ONEIDA LTD.
    For the years ended January 2000, 1999 and 1998

                                   (Thousands except per share amounts)

Year ended in January               2000           1999           1998
Net sales                         $495,056       $465,913       $442,866
Cost of sales                      299,071        292,898        274,808
Inventory writedown                  3,000        _______        _______
Gross margin                       192,985        173,015        168,058
Operating revenues                     861            825        _______
                                   193,846        173,840        168,058
Operating expenses:
    Selling, distribution
      and administrative charges   128,038        128,782        117,357
    Restructuring costs and
      unusual charges               41,300          4,980        _______
         Total                     169,338        133,762        117,357
Income from opertions               24,508         40,078         50,701
Other income (expense)                 202            837         (1,554)
Interest expense                    10,875          8,963          6,823
Income from continuing operations
  before income taxes               13,835         31,952         42,324
Provision for income taxes           8,324         12,202         16,189
Income from continuing operations    5,511         19,750         26,135
Gain on disposal of discontinued
  operations                        ______         ______          2,566
Net income                        $  5,511       $ 19,750       $ 28,701

Earnings per share of common stock
    Continuing operations:
         Basic                        $.33          $1.18          $1.57
         Diluted                       .32           1.16           1.55
    Net income:
         Basic                         .33           1.18           1.73
         Diluted                       .32           1.16           1.71

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                              (Dollars in Thousands)
                                       January 29, 2000    January 30, 1999
ASSETS
Cash                                       $  3,899           $  1,913
Receivables                                  84,386             75,696
Inventories                                 183,512            190,112
Other current assets                          9,946              8,217
Total current assets                        281,743            275,938
Property, plant and equipment               106,277             95,028
Intangible assets-net of accumulated
  amortization of $10,061 and $7,156         28,197             39,202
Deferred income taxes                        23,042             19,004
Other assets                                  9,979             12,896
Total assets                               $449,238           $442,068

LIABILITIES
Short-term debt                             $31,652            $56,060
Accounts payable                             31,585             26,638
Accrued liabilities                          57,359             48,384
Current installments of long-term debt       16,010              4,790
Total current liabilities                   136,606            135,872
Long-term debt                               98,495             89,605
Accrued postretirement liability             57,000             54,264
Accrued pension liability                    16,032              9,584
Other liabilities                             7,798             12,495
Total liabilities                           315,931            301,820

STOCKHOLDERS' EQUITY
Cumulative 6% preferred stock-$25
  par value; authorized 95,660 shares,
  issued 87,009 and 87,411 shares,
  respectively; callable at $30 per share     2,175              2,185
Common stock-$l.00 par value; authorized
  48,000,000 shares, issued 17,602,808
  and 17,423,478 shares, respectively        17,603             17,423
Additional paid-in capital                   81,887             79,737
Retained earnings                            64,630             65,870
Accumulated other comprehensive loss        (11,790)           (11,079)
Less cost of common stock held in
  treasury; 1,068,949 and 816,284
  shares                                    (19,712)           (13,888)
Less unallocated ESOP shares of
  common stock of 68,877                     (1,486)            _______
Stockholders' equity                        133,307            140,248
Total liabilities and stockholders'
  equity                                   $449,238           $442,068

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ONEIDA LTD.
for the years ended January 2000, 1999 and 1998

                                   (Thousands)
                                                                                         Accum.
                                                                     Addt'l              Other                Unalloc.
                              Comp.   Common    Common  Preferred   Paid-in   Retained    Comp.    Treasury     ESOP
                             Income   Shares     Stock    Stock     Capital   Earnings  Inc.(loss)   Stock     Shares
Balance January 1997                   11,868    $11,868   $2,216    $83,103   $39,893   $(8,468)  $(10,156)   $(138)
Stock plan activity, net                  536        536               9,449                            221
Purchase/retirement of
  treasury stock-net                     (940)      (940)     (16)   (16,545)                         4,303
Cash dividends declared
  ($.45 per share)                                                              (7,765)
Net income                   $28,701                                            28,701
Other comprehensive loss        (201)                                                       (201)
Comprehensive income         $28,500
Effect of 3-for-2 stock
  split                                 5,627      5,627                        (6,209)
ESOP activity-net                                                                                               (222)

Balance January 1998                   17,091     17,091    2,200     76,007    54,620    (8,669)    (5,632)    (360)
Stock plan activity, net                  369        369               3,729
Purchase/retirement of
  treasury stock-net                      (16)       (16)                                            (8,503)
Cancelled stock                           (21)       (21)     (15)         1                            247
Cash dividends declared
  ($.50 per share)                                                              (8,500)
Net income                   $19,750                                            19,750
Other comprehensive loss      (2,410)                                                     (2,410)
Comprehensive income         $17,340
ESOP activity-net                                                                                                360

Balance January 1999                   17,423     17,423    2,185     79,737    65,870   (11,079)   (13,888)
Stock plan activity, net                  187        187               2,151
Purchase/issuance of
  treasury stock-net                                                                                 (6,471)
Cancelled stock                            (7)        (7)     (10)        (1)
Cash dividends declared
  ($.40 per share)                                                              (6,751)
Net income                    $5,511                                             5,511
Other comprehensive loss        (711)                                                       (711)
Comprehensive income  $4,800
ESOP activity-net                                                                                       647   (1,486)

Balance January 2000                   17,603    $17,603   $2,175    $81,887   $64,630  $(11,790)  $(19,712) $(1,486)


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ONEIDA LTD.
for the years ended January 2000, 1999 and 1998

                                             (Thousands)
              Year ended in January    2000           1999           1998
CASH FLOW FROM OPERATING ACTIVITIES:
    Net income                         $5,511         $19,750        $28,701
    Adjustments to reconcile net
      income to net cash provided by
      operating activities:
         Depreciation                  10,907          11,717         11,275
         Amortization of intangibles    2,905           4,105          2,490
         Impairment of assets          11,100
         Deferred taxes and other
           non-cash charges             1,294           3,077         (8,960)
         Decrease (increase) in
           operating assets:
              Receivables              (8,690)        (11,775)       (13,913)
              Inventories               3,600         (53,959)        (7,865)
              Other current assets     (1,729)          1,191          5,424
              Other assets              3,092           1,240            412
         Increase in accounts payable   4,947           5,557          6,359
         Increase (decrease) in
           accrued liabilities          8,975          (3,539)        14,029
              Net cash provided by
                (used in) operating
                activities             41,912         (22,636)        37,952
CASH FLOW FROM INVESTING ACTIVITIES:
    Property, plant and equipment
      expenditures-net                (22,156)        (21,268)       (13,616)
    Other-net                          (1,020)           (916)          (105)
    Purchase of subsidiaries and
      minority interest                                (5,137)       (19,433)
    Proceeds from sale of discontinued
      operations                       ______          _______         33,762
         Net cash provided by (used
           in) investing activities   (23,176)        (27,321)            608
CASH FLOW FROM FINANCING ACTIVITIES:
    Proceeds from issuance of
      common stock                      2,320           4,098          10,206
    Purchase of treasury stock-net    (5,824)          (8,306)        (13,780)
    Purchase/allocation of ESOP
      Shares-net                      (1,486)             360            (222)
    Payments (borrowings) of short
      -term debt-net                 (24,408)          43,343          (3,182)
    Proceeds from issuance of
      long-term debt                  25,790           24,928           6,000
    Payment of long-term debt         (5,680)          (4,738)        (29,704)
    Dividends paid                    (6,751)          (8,500)         (7,765)
         Net cash provided by (used
           in) financing activities  (16,039)          51,185         (38,447)
EFFECT OF EXCHANGE RATE CHANGES
  ON CASH                               (711)          (2,410)           (201)
NET INCREASE (DECREASE) IN CASH        1,986           (1,182)            (88)
CASH AT BEGINNING OF YEAR              1,913            3,095           3,183
CASH AT END OF YEAR                  $ 3,899          $ 1,913         $ 3,095
SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Interest paid                    $10,993          $ 8,562         $ 7,184
    Income taxes paid                  6,089           14,771          15,516

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company uses a 52-53 week fiscal year ending on the last Saturday in January. Results of operations include 53 weeks in 1998. The financial statements of certain foreign subsidiaries are consolidated with those of the parent on the basis of years ending in December. Certain reclassifications have been made to the financial statements for prior years to conform to the presentation for 2000.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Inventories
Inventories  are  valued  at  the  lower  of  cost   or   market.
Approximately 29% of inventories are valued under the last-in, first-out (LIFO) method, with the remainder valued under the first-in, first-out (FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets, generally using the straight-line method.

Interest relating to the cost of acquiring certain fixed assets is capitalized and amortized over the asset's estimated useful life.

Intangible Assets
Intangible assets resulted from the allocation of the purchase price of the acquisition of certain businesses. These assets are amortized using the straight-line method over 10-20 years. The Company assesses the recoverability of its intangible assets by determining whether the amortization over the remaining life of its intangible assets can be recovered through undiscounted future operating cash flows and reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Fair Value of Financial Instruments
The estimated fair market values of the Company's financial instruments, principally long-term debt, are estimated using discounted cash flows, based on current market rates for similar borrowings. The carrying amounts for short-term borrowings approximate their recorded values.

Revenue Recognition
For  financial accounting purposes, sales are recorded when goods
are  shipped.   The  Company's general policy  is  not  to  allow
customer returns unless they are specifically preauthorized.

Treasury Stock
Treasury stock purchases are recorded at cost. During 2000, 1999 and 1998 the Company purchased 305,000, 363,900 and, on a pre-split basis, 560,400 shares of treasury stock at an average cost of $22.27, $23.37 and $24.52, respectively. The Company purchases treasury stock primarily to improve shareholder value. During January 1998, 1,500,000 shares of treasury stock were retired at an average cost of $12.03. As of January 2000, the Company has been authorized by the Board of Directors to repurchase up to 572,000 additional shares.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses amounted to $3,817,000, $3,867,000 and $3,837,000 during 2000,
1999 and 1998, respectively.

Restructuring and Unusual Costs
In the current year, the Company recorded a $44,300,000 charge for restructuring and other unusual items. This total includes $3,000,000 of inventory writedowns due to discontinuing certain product lines, $11,000,000 of charges related to operations restructuring, $12,000,000 of long-term asset impairments and $18,300,000 of other unusual charges. These charges reduced current net earnings by $1.83 per share.

Key components of the restructuring included the closure of the Company's flatware manufacturing facility in Niagara Falls, Canada; consolidation of the Company's international operations; and further elimination of positions and underperforming product lines. The majority of the $11,000,000 restructuring charge related to early retirement benefits, severance and associated employee benefit costs. The closure of the Canadian manufacturing facility, which was substantially completed in the first quarter, resulted in the reduction of approximately 150 jobs. Through year-end, the Company actually paid $10,500,000 of these restructuring costs.

The asset writedowns are related to goodwill associated with the purchase of a subsidiary and the writedown of manufacturing fixed assets that will no longer be utilized due to the closing of the Oneida Canada plant and the exiting of certain product lines. The full $12,000,000 of non-cash charges were recorded against the respective assets to reduce them to net realizable value.
The Company recorded a $3,000,000 non-cash inventory reserve charge as a component of cost of sales to reduce discontinued product lines to net realizable value. This reserve was fully utilized to dispose of the discontinued products in 2000.

In the year ended January 2000, the Company expensed $18,300,000 of unusual items. These were costs related to an unsolicited takeover attempt, litigation costs and costs incurred to overcome unique market barriers in the foodservice glassware segment. Approximately $15,200,000 of these unusual expense payments were made during the year.

In the year ended January 1999, the Company initiated restructuring efforts by means of a workforce reduction that was accomplished through job consolidation and early retirements. The Company previously accrued $4,980,000 to account for the severance and related employee benefits for this phase. This charge decreased earnings per share for the year ended January 1999 by $.19. All benefits were paid in the year ended January 2000.

The remaining restructuring and unusual expense accruals will be paid in the year ending January 2001. There are no anticipated adjustments needed for any of the restructuring or unusual expense accruals.

2. DISPOSITION OF CAMDEN WIRE CO., INC.
In  October 1996, the Company adopted a plan of disposal  of  its
Camden  Wire  Co.,  Inc. subsidiary (Camden).   Accordingly,  the
Company reflected the operating results of Camden prior to the adoption of the plan as a discontinued operation.

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

The components of the deferred tax assets and liabilities are  as follows:

                                               (Thousands)

                                         2000               1999
Deferred income taxes:
    Postretirement benefits            $21,830             $20,818
    Employee   benefits                 14,270              10,837
    Other                               (1,249)                744
    Total deferred tax assets           34,851              32,399
    Depreciation                         8,932              (9,415)
         Net deferred tax assets        25,919              22,984
Current deferred tax assets              2,877               3,980
Non-Current deferred tax assets        $23,042             $19,004

The provision for income taxes, in continuing operations, consists of the following:

                                         (Thousands)
                              2000           1999            1998
Current tax expense:
    U.S. Federal             $8,255         $11,106        $13,718
    Foreign                   2,502           2,945          2,584
    State                       643           1,027          1,022
                             11,400          15,078         17,324
Deferred tax benefit          3,076           2,876          1,135
         Total              $ 8,324         $12,202        $16,189

The income tax provision from continuing operations differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences are as follows:

                                               (Thousands)
                                   2000            1999          1998
Statutory U.S. Federal taxes      $4,842          $11,183       $14,813
Difference due to:
    Foreign taxes                  2,522             (154)          216
    State taxes                      418              668           187
    Other                            542              505           973
Provision for taxes               $8,324          $12,202       $16,189

The following presents the U.S. and non-U.S. components of income before income taxes.

                                              (Thousands)
                                    2000          1999            1998
U.S. income                       $15,606        $23,314        $34,128
Non-U.S. income                    (1,771)         8,638          8,196
Income from continuing operations $13,835        $31,952        $42,324

Discontinued operations are shown net of income tax expense of $3,716,000 for 1998.

4. RECEIVABLES
Receivables by major classification are as follows:

                                            (Thousands)
                                         2000          1999
Accounts receivable                    $83,996        $74,439
Other accounts and notes receivable      1,799          2,777
Less allowance for doubtful accounts    (1,409)        (1,520)
Receivables                            $84,386         $75,696

5. INVENTORIES
Inventories by major classification are as follows:

                                              (Thousands)
                                          2000           1999
Finished goods                          $158,260       $160,888
Goods in process                          10,885         14,339
Raw materials and supplies                14,367         14,885
    Total                               $183,512       $190,112
Excess of replacement cost over
  LIFO value of inventories             $ 14,000       $ 20,000

6. PROPERTY, PLANT AND EQUIPMENT
Property,  plant  and  equipment by major classification  are  as follows:

                                             (Thousands)
                                         2000           1999
Land and buildings                    $ 67,034        $ 56,378
Machinery and equipment                165,391         161,660
    Total                              232,425         218,038
Less accumulated depreciation          126,148         123,010
Property, plant and equipment-net     $106,277        $ 95,028

7. LEASES
The Company leases factory stores, equipment, warehouses and office facilities. Lease expense charged to operations was $7,169,000, $6,193,000 and $5,806,000 for 2000, 1999 and 1998,
respectively.

Future minimum lease payments for all non-cancelable operating leases having a remaining term in excess of one year at January
2000 are as follows:

                    Lease
    (Thousands)  Commitment
2001               $ 6,318
2002                 5,351
2003                 4,500
2004                 3,658
2005                 2,041
Remainder            2,510
    Total          $24,378

Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises.

8.  SHORT-TERM DEBT AND COMPENSATING BALANCES
The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. Certain credit lines call for the maintenance of compensating balances of up to 1.14% of the credit line or fees in lieu thereof. Fees paid in 2000 totaled approximately $18,845. At January 2000, the Company had lines of credit of $109,440,000 of which $77,788,000 was available.

The  weighted average outstanding balances of short-term debt for the  fiscal  years ending January 2000 and 1999 were  $61,156,000 and $51,848,000; the weighted interest rates for the same periods were 5.6% and 6.0%, respectively.


9. ACCRUED LIABILITIES
Accrued liabilities by major classification are as follows:

                                        (Thousands)
                                   2000             1999
Accrued vacation pay             $ 5,607          $ 6,316
Accrued wage incentive             8,614            8,510
Accrued wages and commissions      7,361            4,316
Accrued income taxes              10,529            6,388
Accrued workers' compensation     10,493           11,043
Dividends payable                  1,685            1,701
Other accruals                    13,070           10,110
    Total                        $57,359          $48,384

10. LONG-TERM DEBT
Long-term  debt  at  January  2000  and  1999  consisted  of  the following:

                                                       (Thousands)
                                                   2000           1999
Senior notes, 8.52% due January 15,
  2002, payable $4,285,710 annually             $  8,571         $12,857
Senior notes, 7.49% due November 1,
  2008, payable $3,890,000 annually
  beginning November 1, 2000                      35,000          35,000
Notes payable at various interest rates
  (7.07%-7.19%), due February 20, 2001            45,000          41,000
Term loan, various interest rates
  (7.41%-7.98%), due August 1, 2007               19,167
Other debt at various interest rates
  (5.91%-9.25%) due through 2003                   6,767           5,538
    Total                                        114,505          94,395
Less current portion                              16,010           4,790
Long-term debt                                  $ 98,495         $89,605

Certain note agreements restrict borrowings, business investments, acquisition of the Company's stock and payment of cash dividends. In addition, the agreements include certain covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of funded debt to tangible net worth. The estimated fair value of the Company's long-term debt at January 2000 approximates $113,813,000. The fair value estimate is based on borrowing rates available to the Company ranging from 7.40% to 8.10%. At January 1999, the carrying value of the Company's long-term debt approximated fair value of $97,225,000.

The aggregate amounts of long-term maturities due each fiscal year are as follows:

                   (Thousands)
2001                $ 16,010
2002                  55,605
2003                   6,293
2004                   5,990
2005                   5,890
After                 24,717
    Total           $114,505

Total interest costs incurred by the Company are presented net of capitalized interest of $1,346,000, $1,037,000 and $412,000 for
2000, 1999 and 1998, respectively.


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

The net periodic pension cost for the Company's various defined benefit plans for 2000, 1999 and 1998 were as follows:

                                         (Thousands)
                                   2000      1999      1998
Service cost                      $1,697    $1,934    $1,892
Interest cost                      2,710     2,499     2,680
Expected return on plan assets    (2,611)   (2,513)   (2,133)
Net amortization                    (296)     (291)     (113)
Effect of settlement/curtailment   4,487     3,326     _____
Net periodic pension cost         $5,987    $4,955    $2,326

Plan   assets  consist  primarily  of  stocks,  bonds,  and  cash equivalents. The following table presents a reconciliation of the funded  status of the plans and assumptions used at January  2000 and 1999.

                                                   (Thousands)
                                        U.S. PLANS              FOREIGN PLAN
                                     2000       1999           2000       1999
Change in benefit obligation
Benefit obligation-
  beginning of year               $(45,270)   $(28,414)      $(6,592)   $(6,524)
Service cost                        (1,544)     (1,724)         (153)      (210)
Interest cost                       (2,412)     (2,083)         (298)      (416)
Benefits paid                        2,657         640           468        433
Plan amendments                                   (314)         (578)
Employee contributions                                            (8)       (12)
One-time charge-early
  retirement                        (3,875)     (3,326)          515
Actuarial gain (loss)               17,783     (10,049)        _____        137
Benefit obligation-end
  of year                          (32,661)    (45,270)       (6,646)    (6,592)
Change in plan assets
Fair value of plan assets-
  beginning of year                 27,428       23,471        6,885      6,886
Actual return on plan assets         2,697        3,906          184        250
Employer contribution                   60          691           37        190
Employee contribution                                              8         12
Benefits paid                       (2,657)        (640)        (468)      (433)
Fair value of plan assets-
  end of year                       27,528       27,428        6,646      6,885
Funded status                       (5,133)     (17,842)                    293
Unrecognized net gains (losses)    (11,435)       6,896                     830
Unrecognized prior service cost      1,333        1,268                       1
Unrecognized net asset                (797)        (948)                    (82)
Prepaid (accrued) benefit cost    $(16,032)    $(10,626)      $    0<F1> $1,042
Weighted average assumptions
  as of January 29
Discount rate                          7.8%         6.4%         5.5%       6.5%
Expected return on plan assets         8.4%         8.4%         <F1>       8.5%
Rate of compensation increase          3.5%         3.5%         <F1>       5.0%

<F1> On August 31, 1999, the foreign plan was changed to a money purchase plan.

The net pension cost associated with the Company's defined contribution plans was $1,854,000, $2,660,000 and $1,881,000 for
2000, 1999 and 1998,  respectively.

Postretirement Health Care and Life Insurance Benefits
The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements.

Net periodic  postretirement  benefit  included  the  following components:

                                               (Thousands)
                                   2000           1999            1998
Service cost                      $1,734         $1,273         $1,103
Interest cost                      4,287          3,309          3,216
Net amortization                     (55)          (666)          (706)
Net periodic postretirement
  benefit cost                    $5,966         $3,916         $3,613

The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 2000 and 1999:

                                              (Thousands)
                                         2000            1999
Change in benefit obligation
Benefit obligation-beginning
  of year                              $(53,628)       $(48,653)
Service cost                             (1,734)         (1,273)
Interest cost                            (4,287)         (3,309)
Benefits paid                             3,348           3,208
Employee contributions                     (521)           (414)
Amendments                                  178
Actuarial loss                           (3,299)         (3,187)
Benefit obligation-end of year         $(59,943)       $(53,628)
Funded status                          $(59,943)        (53,628)
Unrecognized net losses                   5,903           3,290
Unrecognized prior service cost          (4,960)         (5,926)
Accrued postretirement benefit cost     (59,000)        (56,264)
Less current portion                      2,000           2,000
Accrued postretirement benefit cost    $(57,000)       $(54,264)
Weighted average assumptions as of
  January 29
Discount rate                               7.8%            6.5%
Healthcare inflation rate                   7.0%            7.5%

The  2000  health  care inflation rate was  assumed  to  decrease gradually to 5% by the year 2003 and remain at that level thereafter. A 1% variation in the assumed health care inflation rates would cause the accumulated postretirement benefit obligation at January 2000 to increase by $9,232,000 and decrease by $7,918,000. Additionally, this would increase and decrease the net periodic postretirement benefit cost for 2000 by $1,112,000 and $925,000 respectively.

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

12.  STOCK PLANS
Stock Purchase Plan
At January 2000, under the terms of a stock purchase plan, the Company has reserved 574,007 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise. The option price for the shares outstanding at January 29, 1999 is $19.58.

                                         2000          1999           1998
Outstanding at beginning of year       396,821        326,912        465,571
Exercised during the year              (62,232)      (201,120)      (392,912)
Expired during the year               (354,715)      (176,201)      (269,588)
Granted during the year                426,450        447,230        405,565
Adjustment for stock split            ________        _______        118,276
Outstanding at end of year             406,324        396,821        326,912
Average per share price of
  rights exercised                      $22.28         $15.35         $19.99

Rights to purchase are exercisable on date of grant. Unexercised rights expire on June 30 of each year and become available for future grants. Employees are entitled to purchase one share of common stock for each $250 of their earnings for the calendar year preceding July 1.

The   employee  stock  purchase  plan  is  non-compensatory   and
accordingly, the consolidated statement of operations does not contain any charges as a result of accounting for this plan.

Stock Option Plan
At January 2000, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees and non-employee directors.

Options were granted at prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised. Stock options are non-transferable other than on death, vest over five years from date of grant and expire ten years from date of grant.

                                     Option Price
                                  No. of      Per       (Thousands)
                                  Shares     Share         Total
Outstanding at
    January 1997                  545,275   $9.00-15.00    $7,239
    Granted                       120,000         18.63     2,236
    Exercised                    (187,604)   9.00-15.00    (2,404)
    Expired                      (126,951)                 (1,765)
    Adjustment for stock split    175,910

Outstanding at
    January 1998                  526,630    6.00-12.42     5,306
    Granted                       346,000   21.88-28.13     7,642
    Exercised                    (140,337)   6.00-12.42    (1,271)

Outstanding at
    January 1999                  732,293    6.00-28.13    11,677
    Granted                       176,000   25.56-25.88     4,501
    Exercised                    (127,338)   6.00-22.58    (1,491)
    Expired                       (35,999)                   (641)

Outstanding at
    January 2000                  744,956    7.58-28.13    $14,046

Options exercisable under the plan at January 2000, 1999 and 1998 amounted to 217,296, 210,538 and 286,490, respectively. The weighted average exercise price of options exercisable at January 2000, 1999 and 1998 were$12.73, $9.60 and $8.88, respectively.

                              Options Outstanding
                                   Weighted
                                   Average               Weighted
    Range of       Options       Remaining Life           Average
Exercise Prices  Outstanding        In Years           Exercise Price
$ 7.58              36,059             3.25                $ 7.58
  9.08-12.42       221,918             5.50                 10.84
 21.88-28.13       486,979             8.88                 23.34
                   744,956

                        Options Exercisable
                             Weighted
                             Average                     Weighted
   Range of                  Number                       Average
Exercise Prices            Exercisable                 Exercise Price
$ 7.58                       36,059                        $ 7.58
  9.08-12.42                120,214                          9.50
 21.88-28.13                 61,023                         22.12
                            217,296

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

Shareholder Rights Plan
The Company maintains a shareholder rights plan. The rights were distributed to shareholders at the rate of one right per share. The rights entitle the holder to purchase one unit of Series A Preferred Stock at a substantial discount (each unit has the same voting and economic rights as one share of common stock) and are exercisable only in the event of the acquisition of 20% or more of the Company's voting common stock, or the commencement of a tender or exchange offer under which the offeror would own 20% or more of the Company's voting common stock. The rights will expire on December 13, 2009.

Accounting for Stock Plans
The Company has elected to continue following APB No. 25 in accounting for its stock-based compensation plans.

Application of the fair-value-based accounting provision of Statement No. 123 results in the following pro forma amounts of net income and earnings per share:

                             (Thousands Except Per Share Amounts)
                              2000           1999           1998
Net Income from Continuing
  Operations:
    As reported              $5,511         $19,750        $26,135
    Pro forma                 2,667          17,965         24,585
Net Income:
    As reported               5,511          19,750         28,701
    Pro forma                 2,667          17,965         27,151
Earnings Per Share from
  Continuing Operations:
    As reported:   Basic        .33            1.18           1.57
                   Diluted      .32            1.16           1.55
    Pro forma:     Basic        .15            1.07           1.46
                   Diluted      .15            1.06           1.44
Earnings Per Share:
    As reported:   Basic        .33            1.18           1.73
                   Diluted      .32            1.16           1.71
    Pro forma:     Basic        .15            1.07           1.62
                   Diluted      .15            1.06           1.59

The  fair value for both the Stock Purchase Plan and Stock Option
Plan was estimated at the date of grant using a Black-Scholes options pricing model.

The valuation of the Stock Purchase Plan used the following weighted average assumptions for 2000, 1999 and 1998: risk-free interest rates of 4.82%, 5.13% and 6.03%; dividend yields of 1.42%, 1.64% and 2.51%; volatility factors of the expected market price of the Company's common stock of 58.5%, 25.9% and 29.7% and a weighted average expected life of the option of 9 months. The fair value per share for the options granted during 2000, 1999 and 1998 was $9.15, $7.31 and $4.40, respectively. The estimated fair value of the options is expensed in the year of issue in calculating pro forma amounts.

The valuation of the Stock Option Plan used the following weighted average assumptions for 2000, 1999 and 1998, respectively: risk free interest rate of 5.71%, 5.18% and 6.42%, dividend yield of 2.0%, 2.0% and 3.33%, volatility factor of the expected price of the Company's common stock of 33.2%, 29.6% and 26.2% and an expected life of 5.74, 5.99 and 6.50 years. The fair value per share for the options granted during 2000, 1999 and 1998 was $6.83, $7.37 and $5.30, respectively. The estimated fair value of the options is expensed over the five-year vesting period in calculating pro forma amounts.

13.  EARNINGS PER SHARE
The following is a reconciliation of basic earnings per share to diluted earnings per share for 2000, 1999 and 1998:

                                              Preferred
                                       Net      Stock     Adjusted   Average    Earnings
(Thousands except per share amounts)  Income  Dividends  Net Income   Shares    Per Share
2000:    Basic earnings per share      $5,511    $(130)    $5,381    16,524    $ .33<F1>
         Effect of stock options                                        148
         Diluted earnings per share     5,511     (130)     5,381    16,672      .32<F1>

1999:    Basic earnings per share     $19,750     (132)    $19,618   16,670     1.18<F2>
         Effect of stock options                                        218
         Diluted earnings per share    19,750     (132)     19,618   16,888     1.16<F2>

1998:    Basic earnings per share      28,701     (132)     28,569   16,507     1.73<F3>
         Effect of stock options                                        233
         Diluted earnings per share    28,701     (132)     28,569   16,740     1.71<F3>

<F1>The  year  ended  January  2000  includes  an  amount   for
restructuring and unusual charges totaling $44,300,000  or  $1.83
per share.   See  Note  1  of  Notes to  Consolidated  Financial
Statements.
<F2>The year ended January 1999 includes a restructuring  charge totaling $4,980,000 or $.19 per share. See Note 1 of Notes to Consolidated Financial Statements.
<F3>In  the  year ended January 1998, the Company recognized  a gain  on  the  sale  of  its  Camden  Wire  subsidiary  equal  to
$2,566,000  or  $.16  per  share.   See  Note  2  of   Notes   to
Consolidated Financial Statements.

14.  OPERATIONS BY INDUSTRY SEGMENT
The Company's operations and assets are in one principal industry: tableware products. The Company's reportable segments are grouped around the manufacture and distribution of three major product categories: metal tableware, china dinnerware and glass tabletop products. The Company also distributes a variety of other tabletop accessories. These products are sold directly to a broad base of retail outlets including department stores, mass merchandisers, Oneida factory stores and chain stores. Additionally, these products are sold to special sales markets, which include customers who use them as premiums, incentives and business gifts. The Company also sells directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, schools and healthcare facilities. The Company's tableware operations are located in the United States, Canada, Mexico, Italy, Australia, the United Kingdom and China.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its segments based upon operating income excluding interest, miscellaneous income/expenses, corporate expenses and income taxes. The Company does not derive more than 10% of its total revenues from any individual customer, government agency or export sales.

Segment information for the three years ended January 2000,  1999 and 1998 are as follows:

         (Thousands)
                                        Metal     Dinnerware    Glass       Other        Total
2000:    Net sales                     $337,600    $106,200    $37,100     $14,156     $495,056
         Operating income                58,400      13,400      2,200         311       74,311
         Depreciation and amortization    9,606       4,031                              13,637

1999:    Net sales                     $339,800     $92,400    $19,500     $14,213     $465,913
         Operating income                41,500       8,500        700         139       50,839
         Depreciation and amortization   11,618       4,204                              15,822

1998:    Net sales                     $341,336     $84,744    $13,966      $2,820     $442,866
         Operating income                46,700       8,500     1,300          183       56,583
         Depreciation and amortization    9,418       4,347                              13,765

The following table reconciles segment operating income to pretax income:

                                              (Thousands)
                                   2000           1999           1998
Total segment operating income    $74,311        $50,839        $56,583
Restructuring and unusual charges  44,300          4,980
Corporate expenses                  5,503          5,781          5,882
Consolidated operating income      24,508         40,078         50,701
Interest expense                   10,875          8,963          6,823
Miscellaneous income/(expense)        202            837         (1,554)
Pretax income                     $13,835        $31,952        $42,324

Financial information relating to the Company's sales and long-lived assets by geographic area is as follows:

                                          (Thousands)
                               2000           1999          1998
Net Sales:
    Domestic                 $426,121       $406,518       $389,598
    Foreign operations         68,935         59,395         53,268
         Total               $495,056       $465,913       $442,866
Long-lived assets:
    Domestic                 $148,310       $137,883       $129,347
    Foreign operations         19,185         28,247         24,395
         Total               $167,495       $166,130       $153,742

15.   SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                                  (Thousands except per share amounts)
                                              Quarter Ended
                                   May 1,        July 31,     October 30,    January 29,
2000                               1999            1999           1999           2000
Net sales                         $118,039       $112,073       $134,515       $130,429
Gross margin                        43,916         46,186         51,761         51,122
Net income (loss)                  (18,431)         7,706          4,793         11,443
Earnings per share<F1>:
    Basic                            (1.11)           .46            .29            .69
    Diluted                          (1.11)           .46            .29            .68

                                                Quarter Ended
                                   May 2,        August 1,     October 31,   January 30,
1999                                1998           1998            1998          1999
Net sales                         $107,055       $104,216       $128,787       $125,855
Gross margin                        41,619         39,254         45,683         46,459
Net income                           5,555          5,087          5,694          3,414
Earnings per share<F2>:
    Basic                              .33            .30            .34            .20
    Diluted                            .32            .30            .34            .20

<F1>The quarter  ended May 1, 1999 included  restructuring  and unusual
charges totaling $35,800,000 or $1.51  per  share.   The quarter ended
October 30, 1999 included restructuring charges of $8,500,000 or $.32 per share.
<F2>Included  in  the  quarter  ended  January  30,  1999  is  a restructuring charge of $4,980,000 or $.19 per share.

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Oneida Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Oneida Ltd. at January 29, 2000 and January 30, 1999 and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP          PRICEWATERHOUSECOOPERS

Syracuse, New York
February 22, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                               2000           1999          1998<F1>
Net Sales:
    Metal Products           $337,600       $339,800       $341,336
    Dinnerware Products       106,200         92,400         84,744
    Glass Products             37,100         19,500         13,966
    Other Products             14,156         14,213          2,820
         Total                495,056        465,913        442,866
Gross Margin                  195,985        173,015        168,058
    % Net Sales                  39.6%          37.1%          37.9%
Operating Expenses-recurring  128,038        128,782        117,357
    % Net Sales                  25.9%          27.6%          26.5%

<F1> 53 week fiscal year

Fiscal  year ended January 2000 compared with fiscal year ended
January 1999

Highlights
In line with the Company's objective of enhancing shareholder value by becoming the world's most complete tabletop resource, a series of moves was initiated beginning in 1996 to expand it product base, secure new markets, reduce costs and strengthen its global manufacturing, sourcing and distribution capabilities.

In  order to accomplish the above goals, the company refocused on its  core  competency  in  tableware  through  a  combination  of
acquisitions,   divestitures,   investments   and    distribution
agreements.

October 1996 - Adopted a plan to dispose of its industrial wire subsidiary, Camden Wire Co., Inc. Sale was completed in February
1997.

November  1996  -  Acquired Rego China,  a  leading  supplier  of
commercial dinnerware products to the foodservice industry.   The
first full year of operational results was January 1998.

March 1997 - Acquired Encore Promotions, Inc. to market tabletop products to the supermarket industry.

September 1997 - Acquired 25.1% interest in Schott Glass and began distributing their glassware to consumer and foodservice maerkets both domestically and internationally.

November  1997  - Signed licensing agreement with Robinson  Knife
Manufacturing Co. for the sale of consumer kitchenware, utensils and related accessories.

January  1998 - Acquired Table Top Engineering & Design  (TTE&D),
an   Italian   company  used  to  develop  metal   products   for
international foodservice markets.

July 1998 - Acquired all of the assets of Stanley Rogers and Westminster China, two Australian-based tabletop businesses.

August  1998  - Signed distribution agreement with  CALP  SpA  of
Italy to market their crystal in both domestic consumer and foodservice markets.

February 1999 - Completed construction of a 203,000-square-foot warehouse/decorating facility in Buffalo, N.Y., for distribution of all of Oneida's foodservice dinnerware products.

April 1999 - Closed its Canadian flatware manufacturing plant and relocated production to its Oneida/Sherrill, N.Y. and Toluca, Mexico plants.

January 2000 - Commenced operation of a new production facility in China for the manufacture of foodservice metalware products.

March 2000 - Opened a new 206,000-square-foot warehouse/distribution center in Oneida/Sherrill, N.Y., which will consolidate several public and leased warehouses into one modern facility to provide state-of-the-art customer service.

Operations
2000 consolidated net sales increased by $29,143 or 6.3% compared to the previous year. Sales of the Company's metal tableware products were flat compared to 1999. Sales of dinnerware products grew 14.9% over 1999 levels. The current year was the Company's first full year of distributing glass products to all markets, as reflected by the 90% growth in that product segment.

Excluding a $3,000 restructuring charge related to discontinuance of certain product lines, gross margin increased to 39.6% of net sales from 37.1% in 1999. Including this special charge, the gross margin percentage was 39.0% in the current year. The increase in margin is attributable to enhanced manufacturing efficiencies resulting from the Company's restructuring activities.

Operating expenses (excluding restructuring and unusual charges) decreased by $744 or .6% from 1999 expenditures, primarily due to savings generated by the Company's restructuring program. As a percentage of net sales, recurring operating expenses decreased to 25.9% from 27.6% in the prior year.

In the current year, the Company recorded a $44,300 charge for restructuring and other unusual costs. This total includes $3,000 of inventory writedowns due to discontinuing of certain product lines (reported in cost of sales), $11,000 of charges related to operations restructuring, $12,000 of long-term asset impairments and $18,300 of other unusual charges. Key components of the restructuring were the closure of the Company's flatware manufacturing facility in Niagara Falls, Canada; consolidation of the Company's international operations; and further elimination of positions and underperforming product lines.

The majority of the $11,000 restructuring charge relates to early retirement  benefits, severance and associated  employee  benefit
costs.   Through year-end, the Company has paid $10,500 of  these
restructuring costs.

The asset writedowns are related to goodwill associated with the purchase of a subsidiary and the writedown of manufacturing fixed assets that will no longer be utilized due to the closing of the Oneida Canada plant and the exiting of certain product lines. The full $12,000 of non-cash charges were recorded against the respective assets to reduce them to net realizable value. The Company recorded a $3,000 non-cash inventory charge as a component of cost of sales to reduce discontinued product lines to net realizable value. This reserve was fully utilized to dispose of the discontinued products.

The Company also expensed $18,300 of unusual items. These were costs related to an unsolicited takeover attempt, litigation costs and costs incurred to overcome unique market barriers in the foodservice glassware market. Through year-end, approximately $15,200 of these unusual expense payments were made.

The Company expects to reduce expenses by $20,000 per year as a result of its restructuring program. No anticipated adjustments are needed for the remaining restructuring and unusual items accruals, which will be paid in the year ended January 2001.

2000 interest expense (prior to capitalized interest) increased by $2,221 or 22.2%. This increase was principally due to higher debt levels. These borrowings were incurred to finance working capital needs as well as construction of the Company's new product distribution facilities in both Oneida/Sherrill and Buffalo, New York and to fund certain restructuring and unusual charges.

Year 2000.
Year  2000  issues relate to the ability of computer  systems  to distinguish  data that contains dates beyond December  31,  1999.
The  Company  created and implemented a comprehensive  Year  2000 compliance plan.

As part of its compliance plan the Company reviewed all of its software and information processing systems and identified date sensitive functions. Those systems were then tested and, if necessary, brought into compliance prior to January 1, 2000. The Company also contacted and worked with its major customers, suppliers, service providers and business partners to ensure year 2000 readiness. Finally, the Company developed and maintains a Year 2000 contingency plan.

Based on the information available as of the date hereof, all of the Company's critical systems successfully made the year 2000 transition and neither the Company nor its major customers, suppliers, service providers or business partners experienced significant events attributable to year 2000 issues. The Company continues to monitor year 2000 developments closely to insure a timely response to any issues that may arise.

Since 1998 the Company incurred a total of $500 in costs directly related to year 2000 evaluation, preparation and compliance. The
Company does not expect to incur any additional, significant direct costs related to the year 2000 issue.

Notwithstanding the foregoing, the Company could still be adversely affected if its customers, suppliers, service providers, business partners and/or governmental agencies have not yet brought all of their systems into year 2000 compliance. This could affect, among other things, the Company's ability to purchase raw materials, receive orders for and ship its products and transact business with its financial institutions, which could constitute a material and immeasurable financial risk to the Company.

Contingencies-Legal Proceedings
On December 8, 1998 the Oneida Indian Nation of New York, the Oneida Tribe of Indians of Wisconsin and the Oneida of the Thames, as Plaintiffs, along with The United States of America, as Intervenor, moved to amend their Complaint filed on May 3, 1974 in the United States District Court for the Northern District of New York against the Counties of Madison and Oneida, New York. The Amended Complaint seeks to add the State of New York, New York State Thruway Authority, Utica-Rome Motorsports, Inc., Niagara Mohawk Power Corporation and the OneidaValley National Bank, individually and as representatives of the class of similarly situated private landowners in Madison and Oneida Counties. The Complaint alleges that during the nineteenth century the Oneidas' lands were improperly transferred. The Oneidas' seek title to the property as well as monetary damages. The Company's headquarters and main manufacturing and distribution facilities are located within this land claim area. The Company filed a motion to intervene with the United States District Court for the Northern District of New York on February 26, 1999. The Judge's decision on whether private landowners will be added as Defendants is pending. Settlement discussions continue between the Oneidas', Madison and Oneida counties and the State of New York.

In addition to the foregoing, the Company is involved in various routine legal proceedings incidental to the operation of its business. Other than as discussed herein, the Company's management does not believe there is any ongoing or pending litigation with a possible material effect on the financial position of the Company.

Liquidity and Financial Resources
During the current year, the Company invested approximately $23,000 in capital additions, primarily in its distribution and manufacturing facilities. Construction of a new 206,000 square foot warehouse facility in Oneida/Sherrill, New York was completed in March 2000. The new warehouse is expected to yield significant logistical efficiencies and savings. Overall, the Company plans to spend $14,000 on capital projects in the upcoming year. The Company spent $9,811 in the current year to purchase common shares as treasury shares or as a contribution to its ESOP plan.

Management believes there is sufficient liquidity to support the Company's ongoing funding requirements from future operations as well as the availability of bank lines of credit. At January 2000, the Company had unused short-term credit lines equal to $77,788. Working capital as of January 2000 totaled $145,137.

The Company has foreign exchange exposure related to its foreign operations in Mexico, Canada, Italy, Australia the United Kingdom and China (see Note 14 for details on the Company's foreign operations). Translation adjustments recorded in the income statement were not of a material amount.

Management's Discussion
Fiscal  Year ended January 1999 compared with Fiscal  Year  ended
January 1998

Operations
1999 consolidated net sales were $23,047 or 5.2% higher than in the previous year. Sales of the Company's metal tableware products were flat from 1998. Sales of dinnerware (both domestically produced and imported) grew in the already strong foodservice market, as well as with the introduction of casual consumer dinnerware. The Company's alliance with Schott Zwiesel Glass is the major factor in the 39.6% growth of the glass segment in 1999. The majority of the increase in other product lines is attributable to the Company's entry into the grocery store channel.

Gross margin as a percent of net sales decreased to 37.1% from 37.9% in 1998. The decline was primarily attributable to product mix changes, due to the Company's entry into new product lines.

Operating expenses (net of restructuring costs) increased by $11,425 or 9.7% over 1998, due to growing sales volume, acquisitions and the start-up of new product lines. As a percentage net sales, total operating (net of restructuring) costs increased to 27.6% from 26.5% in 1998.

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

Forward Looking Information
With the exception of historical data, the information contained in this report is forward-looking. For the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers that changes in certain factors could affect the Company's future results and could cause the Company's future consolidated results to differ materially from those expressed herein. Such factors include, but are not limited to: general economic conditions in the Company's markets; difficulties or delays in the development, production and marketing of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; significant increases in interest rates or the level of the Company's indebtedness; major slowdowns in the retail, travel or entertainment industries; the loss of several of the Company's major customers; underutilization of the Company's plants and factories; and the amount and rate of growth of the Company's selling, general and administrative expenses.

Dividends and Price Range of the Company's Common Stock

The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol OCQ. The total number of stockholders of record at January 2000 was 4,610. The following table sets forth the high and low sale prices per share of the Company's Common Stock for the periods indicated on the Composite Tape, and cash dividends declared for the quarters in the Company's 2000 and 1999 fiscal years.

                  JANUARY 2000                         JANUARY 1999
Fiscal                       Dividends                                Dividends
Quarter     High       Low   Per Share                High      Low   Per Share
First      $25.63    $13.06    $.10        First     $31.81    $25.31    $.10
Second      31.38     23.25     .10        Second     31.31     25.13     .20
Third       26.19     23.25     .10        Third      26.44     12.94     .10
Fourth      23.94     20.69     .10        Fourth     19.13     13.50     .10

FIVE YEAR SUMMARY
    ONEIDA LTD.
    (Millions except per share amounts)

         Year ended January      2000      1999      1998      1997      1996
OPERATIONS
    Net sales                   $495.1    $465.9    $442.9    $376.9    $363.8
    Gross margin<F1>             196.0     173.0     168.1     133.0     127.3
    Depreciation and
      amortization expense        13.8      15.8      13.8      12.0      10.6
    Operating income              68.8      45.1      50.7      35.9      33.2
    Income from continuing
      operations<F1>              35.9      22.8      26.1      17.3      15.4
    Income (loss) from
      discontinued operations                          2.6       (.3)      2.7
    Net income<F1>                35.9      22.8      28.7      17.0      18.1
    Cash dividends declared
         Preferred stock            .1        .1        .1        .1        .1
         Common stock              6.6       8.4       7.6       5.9       5.3
PER SHARE OF COMMON STOCK
    Continuing
      operations<F1><F2>          2.15      1.35      1.55      1.02       .93
    Discontinued
      operations<F1><F2>                               .16      (.02)      .16
    Net income<F1><F2>            2.15      1.35      1.71      1.00      1.09
    Dividends declared             .40       .50       .45       .35       .32
FINANCIAL POSITION
    Total assets                449.2     442.1     363.6     350.2     306.6
    Working capital             145.1     140.1     119.3     122.9     140.1
    Total debt                  146.2     150.5      86.8     113.4      91.9
    Stockholders' equity        133.3     140.3     135.3     118.3     106.3
SHARES OF CAPITAL STOCK
    Outstanding at end
      of year
         Preferred               87        87        88        89        89
         Common              16,465    16,607    16,609    16,640    16,499
    Weighted average number
    of common shares
    outstanding during the
    year<F2>                 16,672    16,888    16,740    16,775    16,529
SALES OF MAJOR PRODUCTS BY
PERCENT OF TOTAL SALES
    Metal products               68%       73%       77%       83%       83%
    Dinnerware products          21%       20%       19%       13%       12%
    Glass products                8%        4%        3%        3%        3%
    Other product                 3%        3%        1%        1%        2%

<F1> Amounts are before restructuring and other unusual charges of
$44.3 and $5.0 in the years ended January 2000 and 1999, respectively. In 2000, restructuring charges included in cost of sales were $3.0. These charges reduced net income by $30.4, or $1.83 per share, and $3.1, or $.19 per share in 2000 and 1999, respectively.
<F2>diluted basis