Form 10-K405, Exhibit 13
period 2001-01-27
ONEIDA LTD
filed 2001-04-27
CIK 74585

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF OPERATIONS
     ONEIDA LTD.
     For the years ended January 2001, 2000 and 1999


                                                    (Thousands except per share amounts)

         Year ended in January                       2001          2000           1999
------------------------------------------------------------------------------------------
Net sales ...................................     $ 515,522      $ 495,056      $ 465,913
Cost of sales ...............................       329,758        299,071        292,898
Inventory writedown .........................        24,000          3,000
                                                  ---------      ---------      ---------
Gross margin ................................       161,764        192,985        173,015
Operating revenues ..........................         6,466            861            825
                                                  ---------      ---------      ---------
                                                    168,230        193,846        173,840
                                                  ---------      ---------      ---------

Operating expenses:
     Selling, distribution and administrative       133,113        128,038        128,782
          charges
     Restructuring costs and unusual charges         15,008         41,300          4,980
                                                  ---------      ---------      ---------
       Total.................................       148,121        169,338        133,762
                                                  ---------      ---------      ---------

Income from operations ......................        20,109         24,508         40,078
Other income  (expense) .....................          (579)           202            837
Interest expense ............................        21,602         10,875          8,963
                                                  ---------      ---------      ---------
Income (loss) before  income taxes ..........        (2,072)        13,835         31,952
(Provision) credit for income taxes .........           772         (8,324)       (12,202)
                                                  ---------      ---------      ---------
Net income (loss) ...........................     $  (1,300)     $   5,511      $  19,750
                                                  =========      =========      =========


Earnings (loss) per share of  common stock
          Basic..............................         $(.09)          $.33          $1.18
          Diluted............................          (.09)           .32           1.16




See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
     ONEIDA LTD.



                                                                   (Dollars in Thousands)
                                                        January 27, 2001        January 29, 2000
----------------------------------------------------------------------------------------------------------------

ASSETS
Cash ..............................................          $   2,163           $   3,899
Receivables .......................................             89,993              84,386
Inventories .......................................            215,888             183,512
Other current assets ..............................             16,744               9,946
                                                             ---------           ---------
Total current assets ..............................            324,788             281,743
                                                             ---------           ---------
Property, plant and equipment .....................            112,447             106,277
Intangible assets - net of accumulated amortization
     of $14,492 and $10,061 .......................            141,195              28,197
Deferred income taxes .............................             22,833              23,042
Other assets ......................................              9,310               9,979
                                                             ---------           ---------
Total assets ......................................          $ 610,573           $ 449,238
                                                             =========           =========
LIABILITIES
Short-term debt ...................................          $   8,046           $  31,652
Accounts payable ..................................             33,097              31,585
Accrued liabilities ...............................             62,257              57,359
Current installments of long-term debt ............              9,239              16,010
                                                             ---------           ---------
Total current liabilities .........................            112,639             136,606
                                                             ---------           ---------
Long-term debt ....................................            282,815              98,495
Accrued postretirement liability ..................             56,108              57,000
Accrued pension liability .........................             15,557              16,032
Other liabilities .................................             19,146               7,798
                                                             ---------           ---------
Total liabilities .................................            486,265             315,931
                                                             ---------           ---------

STOCKHOLDERS' EQUITY
Cumulative 6% preferred stock--$25 par value;
     authorized 95,660 shares, issued 87,009 and
     87,009 shares; callable at $30 per share .....              2,167               2,175
Common stock--$l.00 par value; authorized
     48,000,000 shares, issued 17,702,666 and
     17,602,808 shares, respectively ..............             17,703              17,603
Additional paid-in capital ........................             82,956              81,887
Retained earnings .................................             57,495              64,630
Accumulated other comprehensive loss ..............            (11,423)            (11,790)
Less cost of common stock held in treasury;
     1,314,508 and 1,068,949 shares ...............            (24,590)            (19,712)
Less unallocated ESOP shares of common
     stock of 68,877...............................                                 (1,486)
                                                             ---------           ---------
Stockholders' equity ..............................            124,308             133,307
                                                             ---------           ---------
Total liabilities and stockholders' equity ........          $ 610,573           $ 449,238
                                                             =========           =========




See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ONEIDA LTD.
for the years ended January 2001, 2000 and 1999



                                                              (Thousands)
------------------------------------------------------------------------------------------------------
                                                                                Addt'l
                               Comp.       Common      Common     Preferred    Paid-in     Retained
                               Income      Shares       Stock       Stock      Capital     Earnings
                               ------      ------       -----       -----      -------     --------

Balance January 1998.                        17,091       17,091       2,200      76,007      54,620
Stock plan activity, net.                       369          369                   3,729
Purchase/retirement of
treasury stock -net........                    (16)         (16)
Cancelled stock.............                   (21)         (21)        (15)           1
Cash dividendsdeclared
($.50 per share)..........                                                                    (8,500)
Net income...................   $19,750                                                       19,750
Other comprehensive
loss........................     (2,410)
                                -------
Comprehensive income            $17,340
                                =======
ESOP activity-- net.......
                                -------     -------      -------     -------     -------     -------
Balance January 1999.                        17,423       17,423       2,185      79,737      65,870
Stock plan activity, net.                       187          187                   2,151
Purchase/retirement of
treasury stock-- net.......
Cancelled stock.............                     (7)          (7)        (10)         (1)
Cash dividendsdeclared
($.40 per share)..........                                                                   (6,751)
Net income....................  $5,511                                                        5,511
Other comprehensive
loss..........................    (711)
                                  -----

Comprehensive income             $4,800
                                 ======
ESOP activity--net.......
                                 ------     -------      -------     -------     -------     -------
Balance January 2000.                        17,603       17,603       2,175      81,887      64,630
Stock plan activity, net.                       109          109                   1,067
Purchase/retirement of
treasury stock--net.......
Cancelled stock.............                     (9)          (9)         (8)          2
Cash dividendsdeclared
($.35 per share)..........                                                                    (5,835)
Net loss.............           $(1,300)                                                      (1,300)

Other comprehensive
income...............               367
                                   ---

Comprehensive income             $(933)
                                 ======
ESOP activity -net.......
                                -------     -------      -------     -------     -------     -------
Balance January 2001.                       $17,703      $17,703      $2,167     $82,956     $57,495
                                            =======      =======      ======     =======     =======




                                         (Thousands)
--------------------------------------------------------------------
                                 Accum.
                                 Other                   Unalloc.
                                 Comp.      Treasury       ESOP
                               Inc.(loss)     Stock       Shares
                               ----------     -----       ------

Balance January 1998.             (8,669)      (5,632)       (360)
Stock plan activity, net.
Purchase/retirement of
treasury stock -net........                    (8,503)
Cancelled stock.............                      247
Cash dividends declared
($.50 per share)..........
Net income...................
Other comprehensive
loss........................       (2,410)

Comprehensive income

ESOP activity-- net.......                                     360
                                 --------      -------     -------
Balance January 1999.            (11,079)     (13,888)
Stock plan activity, net.
Purchase/retirement of
treasury stock-- net.......                    (6,471)
Cancelled stock.............
Cash dividendsdeclared
($.40 per share)..........
Net income....................
Other comprehensive
loss..........................      (711)


Comprehensive income

ESOP activity--net.......                         647       (1,486)
                                 --------      -------     -------
Balance January 2000.            (11,790)     (19,712)      (1,486)
Stock plan activity, net.
Purchase/retirement of
treasury stock--net.......                     (5,976)
Cancelled stock.............
Cash dividendsdeclared
($.35 per share)..........
Net loss.............

Other comprehensive
income...............                 367


Comprehensive income

ESOP activity -net.......                       1,098        1,486
                                 --------      -------     -------
Balance January 2001.           $(11,423)    $(24,590)
                                =========    =========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
     ONEIDA LTD.
     for the years ended January 2001, 2000 and 1999


                                                                                              (Thousands)
                               Year ended in January                               2001           2000          1999
-------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES:
     Net income (loss) ...................................................     $  (1,300)     $   5,511      $  19,750
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization....................................        15,449         13,812         11,717
         Impairment of long-term assets ..................................        29,000         11,100
         Deferred taxes and other non-cash charges .......................        (8,293)         1,294          3,077
         Decrease (increase) in operating assets:
            Receivables ..................................................         7,923         (8,690)       (11,775)
              Inventories ................................................       (30,343)         3,600        (53,959)
                Other current assets .....................................         1,683         (1,729)         1,191
                  Other assets ...........................................        (9,913)         3,092          1,240
           Increase (decrease) in accounts payable .......................        (1,425)         4,947          5,557
           Increase (decrease) in accrued liabilities ....................        (5,790)         8,975         (3,539)
                                                                               ---------      ---------      ---------
            Net cash provided by (used in) operating
                        activities .......................................        (3,009)        41,912        (22,636)
                                                                               ---------      ---------      ---------

CASH FLOW FROM INVESTING ACTIVITIES:
     Purchase of subsidiaries and minority interest ......................      (122,190)                       (5,137)
     Property, plant and equipment expenditures--net .....................       (14,685)       (22,156)       (21,268)
     Other--net ..........................................................           552         (1,020)          (916)
                                                                               ---------      ---------      ---------

           Net cash provided by (used in) investing
            activities ...................................................      (136,323)       (23,176)       (27,321)
                                                                               ---------      ---------      ---------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock ..............................         1,166          2,320          4,098
     Purchase of treasury stock ..........................................        (4,883)        (5,824)        (8,306)
     Purchase/allocation of ESOP Shares--net .............................         1,486         (1,486)           360
     Payments (borrowings) of short-term debt--net .......................       (24,671)       (24,408)        43,343
     Proceeds from issuance of long-term debt ............................       275,000         25,790         24,928
     Payment of long-term debt ...........................................      (105,871)        (5,680)        (4,738)
     Dividends paid ......................................................        (4,998)        (6,751)        (8,500)
                                                                               ---------      ---------      ---------

           Net cash provided by (used in)
           financing activities ..........................................       137,229        (16,039)        51,185
                                                                               ---------      ---------      ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH ..................................           367           (711)        (2,410)
                                                                               ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH ..........................................        (1,736)         1,986         (1,182)
CASH AT BEGINNING OF YEAR ................................................         3,899          1,913          3,095
                                                                               ---------      ---------      ---------
CASH AT END OF YEAR ......................................................     $   2,163      $   3,899      $   1,913
                                                                               =========      =========      =========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
         Interest paid ...................................................     $  19,695      $  10,993      $   8,562
         Income taxes paid ...............................................         7,629          6,089         14,771

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company uses a 52-53 week fiscal year ending on the last Saturday in January. The financial statements of certain foreign subsidiaries are consolidated with those of the parent on the basis of years ending in December. Certain reclassifications have been made to the financial statements for prior years to conform to the presentation for 2001.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign Currency Translation
Assets and liabilities of certain non-U.S. subsidiaries are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income.

Earnings Per Share
Basic and diluted earnings per share are presented for each period in which a statement of operations is presented. Basic earnings per share is computed by dividing net income less preferred stock dividends by the weighted average shares actually outstanding for the period. Diluted earnings per share includes the potentially dilutive effect of shares issuable under the employee stock purchase and incentive stock option plans.

Inventories
Inventories are valued at the lower of cost or market. Approximately 18% and 29% of inventories are valued under the last-in, first-out (LIFO) method in 2001 and 2000, respectively, with the remainder valued under the first-in, first-out
(FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets, generally using the straight-line method.

Interest relating to the cost of acquiring certain fixed assets is capitalized and amortized over the asset's estimated useful life.

Intangible Assets
Intangible assets resulted from the allocation of the purchases price of the acquisition of certain businesses. These assets are amortized using the straight-line method over 10-40 years. During 2001 the Company revised the estimated life of one asset from 15 to 40 years. This change in estimate increased current year income by $400,000. The Company assesses the recoverability of its intangible assets by determining whether the amortization over the remaining life of its intangible assets can be recovered through undiscounted future operating cash flows and reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

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

Treasury Stock
Treasury stock purchases are recorded at cost. During 2001, 2000 and 1999 the Company purchased 319,100, 305,000 and 363,900 shares of treasury stock at an average cost of $18.78, $22.27 and $23.37, respectively. The Company purchases treasury stock primarily to improve stockholder value. As of January 2001, the Company has been authorized by the Board of Directors to repurchase up to 252,900 additional shares.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expenses amounted to $4,145,000, $3,817,000 and $3,867,000, during 2001, 2000 and 1999, respectively.

Restructuring and Unusual Costs
In the year ended January 2001, the Company recorded a $39,008,000 charge for restructuring and other unusual items. This charge reduced net income by $24,500,000, or $1.50 in the current year. This total includes $10,008,000 related primarily to the consolidation of sales, marketing, logistics and administrative functions, along with the realignment of product lines, warehouses and "make versus buy" decisions. This is the continuation of the Company's ongoing efforts to streamline operations, as well as remove acquisition-related redundancies involving Delco, Sakura and Viners (See Note 2 of Notes to the consolidated Financial Statements for a complete discussion on acquisition activity.) Through January 2001, $6,200,000 was expended towards these efforts; the remainder will be paid in 2002. The current year earnings also included an inventory writedown of $24,000,000 related to product rationalization as a result of the recent acquisitions as well as significant other stockkeeping unit reductions. A $24,000,000 inventory reserve was established; through year end, half of this reserve was utilized to liquidate excess and obsolete product. The remaining product will be disposed of in 2002.The Company also recorded a charge of $5,000,000 to recognize impairment of certain manufacturing tools and product procurement assets. All impaired assets have been written down to their net realizable value in the current year. There are no anticipated adjustments needed for any of the restructuring or unusual expense accruals.

In the year ended January 2000, the Company recorded a $44,300,000 charge for restructuring and other unusual items. This total included $3,000,000 of inventory writedowns due to discontinuing certain product lines, $11,000,000 of charges related to operations restructuring, $12,000,000 of long-term asset impairments and $18,300,000 of other unusual charges. These charges reduced net income by $1.83 per share.

Key components of the 2000 restructuring included the closure of the Company's flatware manufacturing facility in Niagara Falls, Canada; consolidation of the Company's international operations; and further elimination of positions and underperforming product lines. The majority of the $11,000,000 restructuring charge related to early retirement benefits, severance and associated employee benefit costs. The closure of the Canadian manufacturing facility, which was substantially completed in the first quarter, resulted in the reduction of approximately 150 jobs. The intent of the total strategic restructuring plan was to reduce the Company's worldwide employment. This was accomplished by means of the above mentioned plant closure and further international and domestic job consolidations, as well as through normal attrition and the extension of early retirement and termination packages. Through year-end, the Company actually paid $10,500,000 of these restructuring costs. The remainder were paid in 2001.

The asset writedowns were related to goodwill associated with the purchase of a subsidiary and the writedown of manufacturing fixed assets that will no longer be utilized due to the closing of the Oneida Canada plant and the exiting of certain product lines. The full $12,000,000 of non-cash charges were recorded against the respective assets to reduce them to net realizable value. The Company recorded a $3,000,000 non-cash inventory reserve charge as a component of cost of sales to reduce discontinued product lines to net realizable value. This reserve was fully utilized to dispose of the discontinued products in 2000.

In the year ended January 2000, the Company expensed $18,300,000 of unusual items. These were costs related to an unsolicited takeover attempt, litigation costs and costs incurred to overcome unique market barriers in the foodservice glassware market. Approximately $15,200,000 of these unusual expense payments were made during that year; the rest occurred in 2001.

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

2.       ACQUISITIONS

On June 13, 2000, the Company purchased all of the stock of Viners of Sheffield, Ltd. (Viners) for approximately $25,000,000 in cash. London based Viners is a long established marketer of flatware and cookware in the United Kingdom.

On June 30, 2000, the Company acquired all of the net assets of Sakura, Inc. (Sakura) for approximately $40,000,000 in cash. Sakura, based in New York City, is a leading importer and marketer of consumer dinnerware.

On August 9, 2000, the Company completed the acquisition of the stock of Delco International, Ltd. (Delco) (including its wholly owned subsidiary Delco Tableware International and its ABCO International division.) for approximately $60,000,000 in cash. Delco, headquartered in Long Island, New York, is a leading supplier of tableware products to the foodservice industry.

The above three acquisitions were recorded using the purchase method of accounting and accordingly, the operating results of Viners, Sakura and Delco have been included in the accompanying consolidated financial statements since their respective dates of acquisition. Excess purchase price over the net fair value of assets acquired (including certain acquisition costs) totaled $114,732,000. These intangible assets (primarily goodwill) are being amortized over forty years using the straight line method.

On June 2, 2000, the Company entered into a three year $275,000,000 bank revolving credit agreement. This facility was utilized to fund the above three acquisitions, as well as to refinance the majority of the Company's outstanding credit facilities and term loans. See Note 10 for further discussion of long term debt arrangements.

As the Company's 2001 financial statements only include a partial year of the three acquired companies operating results, the following unaudited pro forma information is provided to present a summary of the operations of the Company, Viners, Sakura and Delco, as if the acquisitions had occurred on January 31, 1999.


                                                    (thousands except per share amounts)
                                                       2001                        2000
                                                       ----                        ----
Net  sales                                           $570,565                    $611,051
Net income (loss)                                     (4,462)                       3,868
Earnings (loss) per share of common stock
     Basic                                              (.28)                         .23
     Diluted                                            (.28)                         .23


The pro forma data given above is for informational purposes only and does not purport to be indicative of the results that would have been obtained if the operations had been combined during the periods presented. This information is not intended to be indicative of future results or trends.

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

The components of the deferred tax assets and liabilities are as follows:



                                                             (Thousands)
                                                         2001            2000
                                                         ----            ----

Deferred income taxes:
     Postretirement benefits ...................       $ 22,058        $ 21,830
     Employee benefits .........................         13,541          14,270
                                                          8,119          (1,249)
                                                       --------        --------
     Other
     Total deferred tax assets .................         43,918          34,851
     Depreciation ..............................         (9,506)          8,932
                                                       --------        --------
           Net deferred tax  asset .............         34,212          25,919

     Current deferred tax asset ................         11,379           2,877
                                                       --------        --------
     Non-Current deferred tax asset ............       $ 22,833        $ 23,042
                                                       ========        ========


The provision for income taxes consists of the following:


                                                         (Thousands)
                                              2001          2000         1999
                                              ----          ----         ----

Current tax expense:
     U.S. Federal ....................     $  3,002      $  8,255      $ 11,106
     Foreign .........................        3,805         2,502         2,945
     State ...........................          573           643         1,027
                                           --------      --------      --------
                                              7,380        11,400        15,078
Deferred tax (benefit) ...............       (8,152)       (3,076)       (2,876)
                                           --------      --------      --------
     Total tax expense (benefit) .....     $   (772)     $  8,324      $ 12,202
                                           ========      ========      ========



The income tax provision differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences are as follows:


                                                         (Thousands)
                                                2001         2000         1999
                                                ----         ----         ----

Statutory U.S. Federal taxes ..........     $   (704)     $  4,842     $ 11,183
Difference due to:
     Foreign taxes ....................          844         2,522         (154)
     State taxes ......................          378           418          668
     Other ............................       (1,290)          542          505
                                            --------      --------     --------
     Provision (credit) for taxes .....     $   (722)     $  8,324     $ 12,202
                                            ========      ========     ========

The following presents the U.S. and non-U.S. components of income before income taxes.



                                                      (Thousands)
                                         2001             2000             1999
                                         ----             ----             ----


U.S. income (loss) ...........        $(10,806)        $ 15,606         $ 23,314
Non-U.S. income (loss) .......           8,734           (1,771)           8,638
                                      --------         --------         --------
     Net Income (loss) .......        $ (2,072)        $ 13,835         $ 31,952
                                      ========         ========         ========




4.       RECEIVABLES
Receivables by major classification are as follows:


                                                             (Thousands)
                                                         2001             2000
                                                         ----             ----


Accounts receivable ..........................        $ 90,793         $ 83,996
Other accounts and notes receivable ..........           2,272            1,799
Less allowance for doubtful accounts .........          (3,072)          (1,409)
                                                      --------         --------
     Receivables .............................        $ 89,993         $ 84,386
                                                      ========         ========





5.       INVENTORIES
Inventories by major classification are as follows:


                                                              (Thousands)
                                                           2001          2000
                                                           ----          ----

Finished goods ...................................       $194,806       $158,260
Goods in process .................................         11,018         10,885
Raw materials and supplies .......................         10,064         14,367
                                                         --------       --------
          Total ..................................       $215,888       $183,512
                                                         ========       ========
Excess of replacement cost over LIFO value of
     inventories .................................       $ 13,000       $ 14,000
                                                         ========       ========


6.       PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment by major classification are as follows:


                                                              (Thousands)
                                                         2001              2000
                                                         ----              ----

Land and buildings ...........................         $ 72,199         $ 67,034
Machinery and equipment ......................          175,756          165,391
                                                       --------         --------
     Total ...................................          247,955          232,425
Less accumulated depreciation ................          135,508          126,148
                                                       --------         --------
Property, plant and equipment, net ...........         $112,447         $106,277
                                                       ========         ========


7.       LEASES
The Company leases factory stores, equipment, warehouses and office facilities. Lease expense charged to operations was $8,888,000, $7,169,000 and $6,193,000 for 2001, 2000 and 1999, respectively.

Future minimum lease payments for all non-cancelable operating leases having a remaining term in excess of one year at January 2001 are as follows:

                                                 (Thousands)
                                                    Lease
                                                  Commitment
                                                  ----------
2002.............................................. $8,529
2003..............................................  7,243
2004..............................................  6,111
2005..............................................  4,030
2006..............................................  1,947
Remainder.........................................  4,857
                                                  -------
     Total............ ...........................$32,717
                                                  =======

Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises.

8.       SHORT-TERM DEBT AND COMPENSATING BALANCES
The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. At January 2001, the Company had lines of credit of $17,551,000 of which $9,906,000 was available.

The weighted average outstanding balances of short-term debt for the fiscal years ending January 2001 and 2000 were $25,687,000 and $61,156,000; the weighted interest rates for the same periods were 6.6% and 5.6%, respectively.


9.       ACCRUED LIABILITIES
Accrued liabilities by major classification are as follows:


                                                              (Thousands)
                                                          2001              2000
                                                          ----              ----

Accrued vacation pay .........................          $ 5,929          $ 5,607
Accrued wage incentive .......................            4,973            8,614
Accrued wages and commissions ................            7,230            7,316
Accrued income taxes .........................            4,153           10,529
Accrued workers' compensation ................            9,699           10,493
Dividends payable ............................            2,522            1,685
Accrued acquisition costs ....................            7,579
Accrued interest payable .....................            3,214            1,307
Accrued other employee benefits ..............            6,687            2,870
Other accruals ...............................           10,271            8,938
                                                        -------          -------
          Total ..............................          $62,257          $57,359
                                                        =======          =======


10.      LONG-TERM DEBT
Long-term debt at January 2001 and 2000 consisted of the following:


                                                                  (Thousands)
                                                               2001          2000
                                                               -----         ----

Senior notes, 8.52% due January 15, 2002,
       payable $4,285,710  annually ...................     $  4,286     $  8,571
Senior notes, 7.49% due November 1, 2008,
       payable $3,890,000 annually beginning
       November 1, 2000 ...............................       31,110       35,000
Notes payable at various interest rates (6.56%-10.75%),
        due May 31, 2003 ..............................      246,500
Notes payable at various interest rates (7.07%-7.19%),
        due February 20, 2001 .........................                    45,000
Term loan, various interest rates (8.76%-8.95%), due
         August 1, 2007, payable $500,000 annually ....        4,292       19,167
Other debt at various interest rates (3.00%-10.00%)
        due through 2010 ..............................        5,866        6,767
                                                            --------     --------
          Total .......................................      292,054      114,505
Less current portion ..................................        9,239       16,010
                                                            --------     --------
Long-term debt ........................................     $282,815     $ 98,495
                                                            ========     ========


On June 2, 2000, the Company entered into a three year $275,000,000 revolving credit agreement. This facility has been utilized to fund the three acquisitions made in 2001 and to refinance the majority of the Company's outstanding credit facilities and term loans. This debt carries a floating interest rate indexed to LIBOR. Interest is payable either at the earlier of quarterly or note maturity. At January 27, 2001, the Company had credit availability of $28,500,000 under this facility. Certain note agreements restrict borrowings, business investments, acquisition of the Company's stock and payment of cash dividends. In addition, the agreements include certain covenants, the most restrictive of which limits the Company's total debt outstanding to a predetermined multiple of the prior rolling twelve months earnings before interest, taxes, depreciation and amortization. The estimated fair value of the company's long-term debt at

January 2001 approximates $ 291,344,000. The fair value estimate is based on borrowing rates available to the Company ranging from 8.0% to 8.15%. At January 2000, the carrying value of the Company's long-term debt approximated fair value of $113,813,000.

The aggregate amounts of long-term maturities due each fiscal year are as follows:

                                                            (Thousands)
2002........................................................   $  9,239
2003........................................................      6,702
2004........................................................    253,414
2005........................................................      4,739
2006........................................................      4,410
After.......................................................     13,550
                                                               --------
Total.......................................................   $292,054
                                                               ========


Total interest costs incurred by the Company are presented net of capitalized interest of $1,112,000, $1,346,000 and $1,037,000 for 2001, 2000 and 1999,
respectively.


11.     RETIREMENT BENEFIT AND EMPLOYEE SECURITY PLANS
Pension Plans
The Company maintains defined benefit plans covering the majority of employees in the United States. Employees of the Silversmiths Division are covered by both an Employee Stock Ownership Plan (ESOP), and a defined benefit floor plan.

Dividends on all ESOP shares are added to participant accounts. Future contributions to the ESOP will be primarily in the form of either cash or treasury shares. The Company also maintains a salary deferral 401(k) plan covering substantially all employees.

The net periodic pension cost for the Company's various defined benefit plans for 2001, 2000 and 1999 were as follows:



                                                   (Thousands)
                                          2001          2000         1999
                                          ----          ----         ----

Service cost ......................     $ 1,078      $ 1,697      $ 1,934
Interest cost .....................       2,213        2,710        2,499
Expected return on plan assets ....      (2,226)      (2,611)      (2,513)
Net amortization ..................        (830)        (296)        (291)
Effect of settlement/curtailment ..                    4,487        3,326
                                        -------      -------      -------
          Net periodic pension cost     $   235      $ 5,987      $ 4,955
                                        =======      =======      =======


Plan assets consist primarily of stocks, bonds, and cash equivalents. The following table presents a reconciliation of the funded status of the plans and assumptions used at January 2001 and 2000.

                                                                               (Thousands)
                                                               U.S. PLANS                      FOREIGN PLAN
                                                            2001           2000           2001           2000
                                                            ----           ----           ----           ----

Change in benefit obligation
Benefit obligation-beginning of year ................     $(32,661)      $(45,270)                     $ (6,592)
Service cost ........................................       (1,078)        (1,544)                         (153)
Interest cost .......................................       (2,213)        (2,412)                         (298)
Benefits paid .......................................        2,610          2,657                           468
Plan amendments .....................................                                                      (578)
Employee contributions ..............................                                                        (8)
One-time charge-early retirement ....................                      (3,875)                          515



Actuarial gain (loss) ...............................       (4,032)        17,783
                                                          --------       --------       --------       --------
Benefit obligation-end of year ......................      (37,374)       (32,661)                       (6,646)
                                                          --------       --------       --------       --------
Change in plan assets
Fair value of plan assets-beginning of year .........       27,528         27,428                         6,885
Actual return on plan assets ........................        1,528          2,697                           184
Employer contribution ...............................          710             60                            37
Employee contribution ...............................                                                         8
Benefits paid .......................................       (2,610)        (2,657)                         (468)
                                                          --------       --------       --------       --------
Fair value of plan assets-end of year ...............       27,156         27,528                         6,646
                                                          --------       --------       --------       --------
Funded status .......................................      (10,218)        (5,133)
Unrecognized net gains ..............................       (6,090)       (11,435)
Unrecognized prior service cost .....................        1,398          1,333
Unrecognized net asset ..............................         (647)          (797)
                                                          --------       --------
Accrued benefit cost ................................     $(15,557)      $(16,032)                     $      0*
                                                          ========       ========       --------       ========
Weighted average assumptions as of the end of January
Discount rate .......................................          7.4%           7.8%                          5.5%
Expected return on plan assets ......................          8.4%           8.4%                         *
Rate of compensation increase .......................          3.6%           3.5%                         *



*On August 31, 1999, the foreign plan was changed to a money purchase plan.

The net pension cost associated with the Company's defined contribution plans was $1,490,000, $1,854,000 and $2,660,000 for 2001, 2000 and 1999, respectively.

Postretirement Health Care and Life Insurance Benefits
The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements.

Net periodic postretirement benefit cost for 2001, 2000 and 1999 included the following components:


                                                         (Thousands)
                                                2001         2000          1999
                                                ----         ----          ----

Service cost ............................     $ 1,316      $ 1,734      $ 1,273
Interest cost ...........................       4,298        4,287        3,309
Net amortization ........................        (681)         (55)        (666)
                                              -------      -------      -------
Net periodic postretirement benefit cost      $ 4,933      $ 5,966      $ 3,916
                                              =======      =======      =======

The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 2001 and 2000:


                                                                 (Thousands)
                                                             2001           2000
                                                             ----           ----

Change in benefit obligation
Benefit obligation-beginning of year ................     $(59,943)      $(53,628)
Service cost ........................................       (1,316)        (1,734)
Interest cost .......................................       (4,298)        (4,287)
Benefits paid .......................................        5,031          3,348
Employee contributions ..............................         (635)          (521)
Amendments ..........................................        5,278            178
Actuarial loss ......................................       (6,041)        (3,299)
                                                          --------       --------
Benefit obligation-end of year ......................     $(61,924)      $(59,943)
                                                          ========       ========
Funded status .......................................      (61,924)      $(59,943)
Unrecognized net losses .............................       11,562          5,903



Unrecognized prior service cost .....................       (9,146)        (4,960)
                                                          --------       --------
Accrued postretirement benefit cost .................      (59,508)       (59,000)
    Less current portion ............................        3,400          2,000
                                                          --------       --------
Accrued postretirement benefit cost .................     $(56,108)      $(57,000)
                                                          ========       ========
Weighted average assumptions as of the end of January
Discount rate .......................................          7.3%           7.8%
Healthcare inflation rate ...........................          6.5%           7.0%


The 2001 health care inflation rate was assumed to decrease gradually to 5% by the year 2003 and remain at that level thereafter. A 1% variation in the assumed health care inflation rates would cause the accumulated postretirement benefit obligation at January 2001 to increase by $9,135,000 and decrease by $7,888,000. Additionally, this would increase and decrease the net periodic postretirement benefit cost for 2001 by $952,000 and $802,000 respectively.

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

12.      STOCK PLANS
Stock Purchase Plan
At January 2001, under the terms of a stock purchase plan, the Company has reserved 517,815 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise. The option price for the shares outstanding at January 27, 2001 is $15.98.


                                                  2001          2000          1999
                                                  ----          ----          ----

Outstanding at beginning of year ..........      406,324       396,821       326,912
Exercised during the year .................      (56,192)      (62,232)     (201,120)
Expired during the year ...................     (403,701)     (354,715)     (176,201)
Granted during the year ...................      395,781       426,450       447,230
                                                --------      --------      --------
Outstanding at end of year ................      342,212       406,324       396,821
                                                ========      ========      ========

Average per share price of rights exercised     $  20.30      $  22.28      $  15.35
                                                ========      ========      ========

Rights to purchase are exercisable on date of grant. Unexercised rights expire on June 30 of each year and become available for future grants. Employees are entitled to purchase one share of common stock for each $250 of their earnings for the calendar year preceding July 1.

The consolidated statement of operations does not contain any charges as a result of accounting for this plan.

Stock Option Plans
At January 2001, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees and non-employee directors.

Options were granted at exercise prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised. Stock options are non-transferable other than on death, vest over five years from date of grant and expire ten years from date of grant.

                                                 Option Price
                                      No. of         Per             (Thousands)
                                      Shares        Share               Total
                                      ------        -----               -----

Outstanding at
         January 1998 ......         526,630       6.00 -12.42            5,306
         Granted ...........         346,000       21.88-28.13            7,642
         Exercised .........        (140,337)       6.00-12.42           (1,271)
                                   ---------                          ----------
Outstanding at
         January 1999 ......         732,293        6.00-28.13           11,677
         Granted ...........         176,000       25.56-25.88            4,501
         Exercised .........        (127,338)       6.00-22.58           (1,491)
         Expired ...........         (35,999)                              (641)
                                   ---------                          ----------
Outstanding at
         January 2000 ......         744,956       $7.58-28.13           14,046
         Granted ...........         344,000       18.38-19.00            6,327
         Exercised .........         (29,972)       7.58-9.08              (255)
         Expired ...........         (35,929)                              (781)
Outstanding at
         January 2001 ......       1,023,055                         $   19,337
                                   =========                         ==========


Options exercisable under the plan at January 2001, 2000 and 1999 amounted to 311,310, 217,296 and 210,538, respectively. The weighted average exercise price of options exercisable at January 2001, 2000 and 1999 was $16.47, $12.73 and $9.60, respectively.


                                                     Options Outstanding
------------------------------------------------------------------------------------------------------
                                                             Weighted
                                                               Average                  Weighted
    Range of                     Options                   Remaining Life                 Average
Exercise Prices                Outstanding                    In Years                Exercise Price
------------------------------------------------------------------------------------------------------
$ 7.58                            24,459                      2.25                       $  7.58
  9.08-12.42                     200,546                      4.72                         10.98
 18.38-19.00                     344,000                      9.09                         18.39
 21.88-28.13                     454,050                      8.05                         23.39
------------------------------------------------------------------------------------------------------
                                 1,023,055
======================================================================================================


                                                     Options Exercisable
-------------------------------------------------------------------------------------------------------
                                                                                        Weighted
   Range of                                                  Number                      Average
Exercise Prices                                            Exercisable                Exercise Price
-------------------------------------------------------------------------------------------------------
$ 7.58                                                        24,459                      $7.58
  9.08-12.42                                                 132,142                      10.24
 21.88-28.13                                                       0                      18.39
 21.88-28.13                                                 154,709                      23.19
-------------------------------------------------------------------------------------------------------
                                                             311,310
=======================================================================================================

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

Application of the fair-value-based accounting provision of Statement No. 123 results in the following pro forma amounts of net income and earnings per share:


                                                              (Thousands Except Per Share Amounts)
                                                              ------------------------------------
                                                            2001               2000                1999
                                                            ----               ----                ----

Net Income (loss):
         As reported                                      $(1,300)             5,511               19,750
         Pro forma                                         (3,228)             2,667               17,965

Earnings (loss) Per Share:
         As reported:      Basic                          (.09)              .33                 1.18
                           Diluted                        (.09)              .32                 1.16
         Pro forma:        Basic                          (.21)              .15                 1.07
                           Diluted                        (.21)              .15                 1.06


The fair value for both the Stock Purchase Plan and Stock Option Plan was estimated at the date of grant using a Black-Scholes options pricing model.

The valuation of the Stock Purchase Plan used the following weighted average assumptions for 2001, 2000 and 1999: risk-free interest rates of 5.83%, 4.82% and 5.13%; dividend yields of 2.25%, 1.42% and 1.64%; volatility factors of the expected market price of the Company's common stock of 29.3%, 58.5% and 25.9% and a weighted average expected life of the option of 9 months. The fair value per share for the options granted during 2001, 2000 and 1999 was $4.37, $9.15 and $7.31, respectively. The estimated fair value of the options is expensed in the year of issue in calculating pro forma amounts.

The valuation of the Stock Option Plan used the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk free interest rate of 6.53%, 5.71% and 5.18%, dividend yield of 2.0%, 2.0% and 2.0%, volatility factor of the expected price of the Company's common stock of 36.2%, 33.2% and 29.6% and an expected life of 5.74, 5.74 and 5.99 years. The fair value per share for the options granted during 2001, 2000 and 1999 was $6.90, $6.83 and $7.37, respectively. The estimated fair value of the options is expensed over the five-year vesting period in calculating pro forma amounts.

13.      EARNINGS PER SHARE
The following is a reconciliation of basic earnings per share to diluted earnings per share for 2001, 2000 and 1999:


                                                       Preferred
                                            Net           Stock          Adjusted     Average    Earnings
(Thousands except per share amounts)      Income       Dividends       Net Income      Shares    Per Share
----------------------------------------------------------------------------------------------------------
2001:    Basic earnings (loss) per share  $(1,300)       $(130)         $(1,430)        16,300   $(.09)(1)
         Effect of stock options
         Diluted earnings (loss)per share  (1,300)        (130)          (1,430)        16,300    (.09)(1)
----------------------------------------------------------------------------------------------------------
2000:    Basic earnings per share           5,511         (130)           5,381         16,524   $ .33(2)
         Effect of stock options                                                           148



         Diluted earnings per share          5,511        (130)            5,381        16,672      .32(2)
------------------------------------------------------------------------------------------------------------
1999:    Basic earnings per share           19,750        (132)           19,618        16,670     1.18(3)
         Effect of stock options                                                           218
         Diluted earnings per share         19,750        (132)           19,618        16,888     1.16(3)
------------------------------------------------------------------------------------------------------------

(1) The year ended January 2001 includes an amount for restructuring and other unusual charges totaling $39,008,000 or $1.50 per basic share. See Note 1 of Notes to Consolidated Financial Statements.
(2) The year ended January 2000 includes an amount for restructuring and unusual charges totaling $44,300,000 or $1.83 per basic share. See Note 1 of Notes to Consolidated Financial Statements.
(3) The year ended January 1999 includes a restructuring charge totaling $4,980,000 or $.19 per basic share. See Note 1 of Notes to Consolidated Financial Statements.

14.  OPERATIONS BY INDUSTRY SEGMENT
The Company's operations and assets are in one principal industry: tableware products. The Company's reportable segments are grouped around the manufacture and distribution of three major product categories: metal tableware, china dinnerware and glass tabletop products. The Company also distributes a variety of other tabletop accessories. These products are sold directly to a broad base of retail outlets including department stores, mass merchandisers, Oneida Home stores and chain stores. Additionally, these products are sold to special sales markets, which include customers who use them as premiums, incentives and business gifts. The Company also sells directly or through distributors to foodservice operations worldwide, including hotels, restaurants, airlines, cruise lines, schools and healthcare facilities. The Company's tableware operations are located in the United States, Canada, Mexico, Italy, Australia, the United Kingdom and China.

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

Segment information for the three years ended January 2001, 2000 and 1999 are as follows:


           (Thousands)                             Metal      Dinnerware          Glass      Other           Total

    2001:  Net sales                              $338,600       $130,000       $38,900        $8,022      $515,522
           Operating income                         43,100         20,500           700         (222)        64,078
           Depreciation and amortization            13,338          2,111                                    15,449

    2000:  Net sales                              $337,600       $106,200       $37,100       $14,156      $495,056
           Operating income                         58,400         13,400         2,200           311        74,311
           Depreciation and amortization             9,606          4,031                                    13,637

    1999:  Net sales                              $339,800        $92,400       $19,500       $14,213      $465,913
           Operating income                         41,500          8,500           700           139        50,839
           Depreciation and amortization            11,618          4,204                                    15,822


The following table reconciles segment operating income to pretax income:


                                                          (Thousands)
                                                 2001         2000         1999
                                                 ----         ----         ----

Total segment operating income .........     $ 64,078      $ 74,311     $ 50,839
Restructuring and unusual charges ......       39,008        44,300        4,980
Corporate expenses .....................        4,961         5,503        5,781
                                             --------      --------     --------
Consolidated operating income ..........       20,109        24,508       40,078
Interest expense........................       21,602        10,875        8,963



Misc. income/(expense) .................         (579)          202          837
                                             --------      --------     --------
Pretax income (loss) ...................     $ (2,072)     $ 13,835     $ 31,952
                                             ========      ========     ========


Financial information relating to the Company's sales and long-lived assets by geographic area is as follows:


                                                      (Thousands)
                                          2001            2000            1999
                                          ----            ----            ----

Net Sales:
     Domestic ..................        $434,145        $426,121        $406,518
     Foreign operations ........          81,377          68,935          59,395
                                        --------        --------        --------
        Total ..................        $515,522        $495,056        $465,913
                                        ========        ========        ========

Long-lived assets:
     Domestic ..................        $246,031        $148,310        $137,883
     Foreign operations ........          39,755          19,185          28,247
                                        --------        --------        --------
                                        $285,786        $167,495        $166,130
        Total ..................        ========        ========        ========



15.      SELECTED QUARTERLY FINANCIAL DATA (Unaudited)


                                                             (Thousands except per share amounts)

                                                                         Quarter Ended
                                 ----------------------------------------------------------------------------------

2001                             April 29, 2000      July 29, 2000       October 28, 2000    January 27, 2001
-------------------------------------------------------------------------------------------------------------------

Net sales ..................      $118,201           $104,010                $151,951           $141,360
Gross margin ...............        45,755             13,920                  53,684             48,405
Net income (loss) ..........         7,467            (16,817)                  4,106              3,944
Earnings (loss) per share:
              Basic(1) . ..            .45              (1.04)                    .25                .24
              Diluted(1) ..            .45              (1.04)                    .25                .24


                                                                         Quarter Ended
                                 ----------------------------------------------------------------------------------

2000                               May 1, 1999         July 31, 1999       October 30, 1999    January 29, 2000
-------------------------------------------------------------------------------------------------------------------

Net sales .........................   $118,039         $112,073              $134,515            $130,429
Gross margin ......................     43,916           46,186                51,761              51,122
Net income (loss)..................    (18,431)           7,706                 4,793              11,443
Earnings (loss) per share:
              Basic(2)...........        (1.11)             .46                   .29                 .69
              Diluted(2).........        (1.11)             .46                   .29                 .68


(1) The quarter ended July 29, 2000 included restructuring and unusual charges totaling $32,000,000 ($24,000,000 as a reduction of gross margin) or $1.23 per basic share. The quarter ended October 28, 2000 included additional restructuring charges of $7,008,000 or $.27 per basic share.
(2) The quarter ended May 1, 1999 included restructuring and unusual charges totaling $35,800,000 ($3,000,000 as a reduction of gross margin) or $1.51 per basic share. The quarter ended October 30, 1999 included restructuring charges of $8,500,000 or $.32 per basic share.

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Oneida Ltd.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Oneida Ltd. at January 27, 2001 and January 29, 2000 and the results of their operations and their cash flows for each of the three years in the period ended January 27, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                                      PRICEWATERHOUSECOOPERS LLP


/s/ PRICEWATERHOUSE COOPERS LLP

Syracuse, New York
February 27, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                 2001                  2000                  1999
                                                 ----                  ----                  ----

Net Sales:
     Metal Products......................    $338,600              $337,600              $339,800
     Dinnerware Products............          130,000               106,200                92,400
     Glass Products.....................       38,900                37,100                19,500
     Other Products.....................        8,022                14,156                14,213
                                                -----                ------                ------
         Total..............................  515,522               495,056               465,913
Gross Margin(1)..........................     185,764               195,985               173,015
     % Net Sales..........................      36.0%                 39.6%                 37.1%
Operating Expenses-recurring..                133,113               128,038               128,782
     % Net Sales..........................      25.8%                 25.9%                 27.6%


1. Adjusted for non-recurring restructuring costs of $24,000 and $3,000 in 2001 and 2000, respectively.

Fiscal year ended January 2001 Compared
With fiscal year ended January 2000

Strategic Acquisitions
In 2001, the Company made three strategic acquisitions, laying the foundation for future growth.

On June 13, 2000, the Company completed the acquisition of Viners of Sheffield, Ltd., a privately held company, for approximately $25,000,000 in cash. London based Viners is a long established marketer of flatware and cookware in the United Kingdom. Viners has been integrated with the Company's United Kingdom branch operation, allowing for a much greater market share in that country, while maintaining the fixed costs of one operation. The above table, as well as the Consolidated Statements of Operations and Cash Flows include six and one-half months of Viners activity.

On June 30, 2000, Oneida purchased substantially all of the net assets of Sakura, Inc. for approximately $40,000,000 in cash. Sakura is a leading importer and marketer of consumer dinnerware in the United States. This acquisition has greatly enhanced the Company's presence in the consumer dinnerware segment. The above table, as well as the Company's consolidated financial statements reflect seven months of Sakura operations.

On August 9, 2000, the Company purchased the stock of Delco International, Ltd., a privately owned concern, for approximately $60,000,000 in cash. Delco is a leading marketer of tableware products in the foodservice industry. The Company is in the process of integrating Delco's operations and systems with its own. This should be completed in the spring of 2001. Included in the accompanying consolidated financial statements is one-half year of Delco operating results.

For a more complete discussion of the Company's acquisition activities, see Note 2 of the Notes to the Consolidated Financial Statements.

Operations
2001 net sales increased by $20,466,000 or 4.1% over the same period last year. This growth is the combination of increased sales from the above acquisitions, offset by a decline in the Company's core consumer business. Sales of metal products were flat with last years level. Metal sales to the Company's consumer channels decreased significantly, as continued softness prevailed in the retail marketplace. This was somewhat offset by the inclusion of a half year of Delco sales. The increase in dinnerware sales is directly attributable to the addition of the Sakura consumer product offering in the second half of the year. Sales of glass products increased nearly 5% over 2000 levels, as the Company's glass programs continued to be accepted across all markets. Sales of other products have declined, reflecting the discontinuance of certain lower profit product lines throughout 2000 and 2001.

Excluding a $24,000,000 restructuring charge related to inventory reduction, gross margin was 36.0% in 2001,as compared to 39.6% in the prior year. Several factors contributed to this decline in gross margin. The product offerings of the newly acquired companies have lower gross margins than the existing Oneida business. Product mix in the traditional business was also a factor, as the decline in retail sales included products that carry higher margins. Finally, in the fourth quarter of the year, the Company made a conscious decision to slow production in its manufacturing facilities to avoid increasing inventories during the current market slowdown. This resulted in the realization of negative manufacturing variances.

Operating expenses (excluding restructuring and unusual charges) decreased slightly as a percentage of net sales. This decrease should continue, as redundancies between the existing and acquired businesses are eliminated.

In the year ended January 2001, the Company recorded a $39,008,000 charge for restructuring and other unusual items. This charge reduced net income by $24,500,000 or $1.50 in the current year. This total includes $10,008,000 related primarily to the consolidation of sales, marketing, logistics and administrative functions, along with the realignment of product lines, warehouses and "make versus buy" decisions. This is the continuation of the Company's ongoing efforts to streamline operations, as well as remove acquisition-related redundancies involving Delco, Sakura and Viners (See Note 2 of Notes to the consolidated Financial Statements for a complete discussion on acquisition activity.) As part of this process, the Company plans to reduce worldwide employment levels by 8% to 10% by the end of 2002. Through January 2001, $6,200,000 was expended towards these efforts; the remainder will be paid in 2002.

The current year earnings also included an inventory writedown of $24,000,000 related to product rationalization as a result of the recent acquisitions as well as significant other stockkeeping unit reductions. A $24,000,000 inventory reserve was established; through year end, half of this reserve was utilized to liquidate excess and obsolete product. The remaining product will be disposed of in 2002.

The Company recorded a charge of $5,000,000 to recognize impairment of certain manufacturing tools and product procurement assets. All impaired assets have been written down to their net realizable value in the current year. There are no anticipated adjustments needed for any of the restructuring or unusual expense accruals.

2001 interest expense (prior to capitalized interest) increased to $22,704,000 from $12,221,000 in the prior year. The increase is due to higher average borrowings and interest rates incurred by the Company in 2001. Debt levels have increased to fund the Company's acquisitions, as well as for working capital needs.


Fiscal year ended January 2000 compared
with fiscal year ended January 1999

Operations
2000 consolidated net sales were $29,143,000 or 6.3% higher than in the previous year. Sales of the Company's metal tableware products were flat compared to 1999 as the Company faced continued flatware import competition. Sales of dinnerware products grew 14.9% over 1999 levels. 2000 was the Company's first full year of distributing glass products to all markets, as reflected by the 90% growth in that product segment.

Excluding a $3,000,000 restructuring charge related to discontinuance of certain product lines, gross margin increased to 39.6% of net sales from 37.1% in 1999. The increase in margin is attributable to enhanced manufacturing efficiencies resulting from the Company's restructuring activities.

Operating expenses (excluding restructuring and unusual charges) decreased by $744,000 or .6% from 1999 expenditures, primarily due to savings resulting from the Company's restructuring program. As a percentage of net sales, recurring operating expenses decreased to 25.9% from 27.6% in the prior year.

In the year ended January 2000, the Company recorded a $44,300,000 charge for restructuring costs and other unusual items. This total includes $3,000,000 of inventory writedowns due to discontinuing certain product lines (reported in cost of sales), $11,000,000 of charges related to operations restructuring, $12,000,000 of long-term asset impairments and $18,300,000 of other unusual charges. Key components of the restructuring were the closure of the Company's flatware manufacturing facility in Niagara Falls, Canada; consolidation of the Company's international operations; and further elimination of positions and underperforming product lines.

The majority of the $11,000,000 restructuring charge relates to early retirement benefits, severance and associated employee benefit costs. The asset writedowns are related to goodwill associated with the purchase of a subsidiary and writedown of manufacturing fixed asset that will no longer be utilized due to the closing of the Oneida Canada plant and the exiting of certain product lines. The full $12,000,000 of non-cash charges were recorded against the respective assets to reduce them to net realizable value. The Company recorded a $3,000,000 non-cash inventory reserve charge as a component of cost of sales to reduce discontinued product lines to net realizable value. This reserve was fully utilized to dispose of the discontinued products.

The Company also expensed $18,300,000 of unusual items. These were costs related to an unsolicited takeover attempt, litigation costs and expenses incurred to overcome unique barriers in the foodservice glassware market.

No adjustments were needed for the restructuring and unusual items accruals, which were paid out in the years ended January 2000 and 2001.

2000 interest expense (prior to capitalized interest) increased by $2,221,000 or 22.2%. This increase was principally due to higher debt levels. These borrowings were incurred to finance working capital needs as well as construction of the Company's new product distribution facilities in both Oneida and Buffalo, New York.

Liquidity and Financial Resources
In the year ended 2001, the Company completed three acquisitions (see discussion above and in Notes 2 and 10 to Notes to the Consolidated Financial Statements) resulting in a net cash outlay of approximately $122,200,000. Also in the current year, the Company invested approximately $14,700,000 in capital additions, primarily in its domestic distribution and manufacturing facilities. In the upcoming year, the Company plans to spend $10,000,000 on capital projects. $5,993,000 was spent in the current year to purchase 319,100 common shares as treasury shares.

In 2001, the Company has put together several strategic initiatives in an effort to reduce inventories, outstanding receivables and operating expenses. These programs have begun to yield results to strengthen the balance sheet, improve cash flow and reduce debt. Management believes there is sufficient liquidity to support the Company's ongoing funding requirements from future operations as well as the availability of bank lines of credit. At January 2001, the Company had credit lines equal to $38,406,000. Working capital as of January 2001 totaled $212,149,000.

The Company has foreign exchange exposure related to its foreign operations in Mexico, Canada, Italy, Australia, the United Kingdom and China (see Note 13 for details on the Company's foreign operations). Translation adjustments recorded in the income statement were not of a material nature.

Forward Looking Information
With the exception of historical data, the information contained in this report, is forward-looking. For the purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers that changes in certain factors could affect the Company's future results and could cause the Company's future consolidated results to differ materially from those expressed herein. Such factors include, but are not limited to: general economic conditions in the Company's markets; difficulties or delays in the development, production and marketing of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; significant increases in interest rates or the level of the Company's indebtedness; major slowdowns in the retail, travel or entertainment industries; the loss of several of the Company's major customers; underutilization of the Company's plants and factories; the amount and rate of growth of the Company's selling, general and administrative expenses.

Dividends and Price Range of the Company's Common Stock
The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol OCQ. The total number of stockholders of record at January 2001 was 4,011. The following table sets forth the high and low sale prices per share of the Company's Common Stock for the periods indicated on the Composite Tape, and cash dividends declared for the quarters in the Company's 2001 and 2000 fiscal years.


                   JANUARY 2001                                               JANUARY 2000
                   ------------                                               ------------

Fiscal                             Dividends            Fiscal                                 Dividends
Quarter       High         Low     Per Share            Quarter      High        Low           Per Share
--------------------------------------------------------------------------------------------------------
First        $21.06       $16.00       $.10             First..... $25.63       $13.06         $.10
Second        19.94        17.25        .10             Second....  31.38        23.25          .10
Third         18.13        10.94        .10             Third.....  26.19        23.25          .10
Fourth        18.50        10.06        .05             Fourth....  23.94        20.69          .10


FIVE YEAR SUMMARY
     ONEIDA LTD.


     (Millions except per share amounts)
                        Year ended  January    2001          2000            1999            1998            1997
--------------------------------------------------------------------------------------------------------------------

OPERATIONS
     Net sales .....................          $515.5          $495.1          $465.9         $442.9         $376.9
     Gross margin(1) ...............           185.8           196.0           173.0          168.1          133.0
     Depreciation and amortization
       expense .....................            15.4            13.8            15.8           13.8           12.0
     Operating income(1) ...........            59.1            68.8            45.1           50.7           35.9
Income (loss) from continuing
       operations ..................            (1.3)            5.5            19.8           26.1           17.3
     Income (loss) from discontinued
       operations ..................                                                            2.6            (.3)
     Net income(loss) ..............            (1.3)            5.5            19.8           28.7           17.0
     Cash dividends declared
         Preferred stock ...........              .1              .1              .1             .1             .1
         Common stock ..............             5.7             6.6             8.4            7.6            5.9
PER SHARE OF COMMON STOCK
     Continuing operations(2) ......             (.09)            .32            1.16           1.55           1.02
     Discontinued operations(2) ....                                                             .16           (.02)
     Net income(2) .................             (.09)            .32            1.16           1.71           1.00
     Dividends declared ............              .35             .40             .50            .45            .35
FINANCIAL POSITION
     Total assets ..................           610.6           449.2           442.1          363.6          350.2
     Working capital ...............           212.1           145.1           140.1          119.3          122.9
     Total debt ....................           300.1           146.2           150.5           86.8          113.4
     Stockholders' equity ..........           124.3           133.3           140.3          135.3          118.3
SHARES OF CAPITAL STOCK (thousands)
     Outstanding at end of year
         Preferred .................            87              87              87             88             89
         Common ....................        16,388          16,465          16,607         16,609         16,640
     Weighted average number of
         common shares outstanding
         during the year(2) ........        16,386          16,672          16,888         16,740         16,775
SALES OF MAJOR PRODUCTS BY
PERCENT OF TOTAL SALES
     Metal products ................            66%             68%             73%            77%            83%
     Dinnerware products ...........            25%             21%             20%            19%            13%
     Glass products ................             8%              8%              4%             3%             3%
     Other products ................             1%              3%              3%             1%             1%



(1) Amounts are before restructuring and other unusual charges of $39.0, $44.3 and $5.0 in the years ended January 2001, 2000 and 1999, respectively. In 2001 and 2000, restructuring charges included in cost of sales were $24.0 and $3.0. These charges reduced net income by $24.5, or $1.50 per share; $30.4, or $1.83 per share and $3.1, or $.19 per share in 2001, 2000 and 1999, respectively.
(2) diluted basis