Form 10-K, Exhibit 13
period 2003-01-25
ONEIDA LTD
filed 2003-04-25
CIK 74585

                                                                      EXHIBIT 13

                             -Annual Report Page 14-

CONSOLIDATED STATEMENTS OF OPERATIONS
     ONEIDA LTD.

     For the years ended January 2003, 2002, and 2001

                                                 (Thousands except per share amounts)
           Year ended in January                      2003       2002       2001
           ---------------------                    --------   --------   --------
Net sales.....................................      $480,084   $499,237   $515,522
Cost of sales.................................       326,479    337,307    329,758
Inventory writedown...........................                              24,000
                                                    --------   --------   --------
Gross margin..................................       153,605    161,930    161,764
Other operating revenues......................         1,378      1,513      6,466
                                                    --------   --------   --------
                                                     154,983    163,443    168,230
                                                    ========   ========   ========

Operating expenses:
   Selling, distribution and administrative
      charges.................................       129,351    135,726    132,817
   Restructuring costs and unusual charges ...                              15,008
                                                    --------   --------   --------
      Total...................................       129,351    135,726    147,825
                                                    --------   --------   --------
Income from operations........................        25,632     27,717     20,405
Other income (expense)........................         1,531      7,134       (579)
Interest expense..............................        15,622     23,171     21,602
                                                    --------   --------   --------
Income (loss) before  income taxes............        11,541     11,680     (1,776)
Provision for income taxes....................        (2,319)    (4,657)    (1,326)
                                                    --------   --------   --------
Net income (loss).............................      $  9,222   $  7,023   $ (3,102)
                                                    ========   ========   ========

Earnings (loss) per share of common stock
     Net income:
         Basic................................      $    .55   $    .42   $   (.20)
         Diluted..............................           .55        .42       (.20)

See notes to consolidated financial statements.

                            - Annual Report Page 15-

CONSOLIDATED BALANCE SHEETS
     ONEIDA LTD.

                                                            (Dollars in Thousands)
                                                     January 25, 2003   January 26, 2002
                                                     ----------------   ----------------
ASSETS
Cash .............................................       $  2,653           $ 11,112
Receivables ......................................         78,006             76,099
Inventories ......................................        167,573            172,717
Other current assets .............................          9,290             17,687
                                                         --------           --------
Total current assets .............................        257,522            277,615
                                                         --------           --------
Property, plant and equipment.....................        102,366            108,534
Goodwill..........................................        133,944            131,796
Deferred income taxes ............................         18,575             21,567
Other assets......................................         12,713              4,390
                                                         --------           --------
Total assets .....................................       $525,120           $543,902
                                                         ========           ========

LIABILITIES
Short-term debt ..................................         $8,510           $ 11,430
Accounts payable .................................         25,711             24,848
Accrued liabilities ..............................         34,185             37,811
Current installments of long-term debt ...........          6,406              3,956
                                                         --------           --------
Total current liabilities.........................         74,812             78,045
                                                         --------           --------
Long-term debt ...................................        219,037            256,170
Accrued postretirement liability .................         59,708             56,410
Accrued pension liability ........................         23,496             15,206
Other liabilities ................................         18,678             13,970
                                                         --------           --------
Total liabilities.................................        395,731            419,801
                                                         --------           --------

STOCKHOLDERS' EQUITY
Cumulative 6% preferred stock--$25 par value;
   authorized 95,660 shares, issued 86,036 shares,
   callable at $30 per share......................          2,151              2,151
Common stock--$l.00 par value; authorized
   48,000,000 shares, issued 17,836,571 and
   17,809,235 shares..............................         17,837             17,809
Additional paid-in capital .......................         84,318             83,965
Retained earnings ................................         68,407             60,638
Accumulated other comprehensive loss..............        (19,190)           (16,328)
Less cost of common stock held in treasury;
   1,285,679 shares...............................        (24,134)           (24,134)
                                                         --------           --------
Stockholders' equity .............................        129,389            124,101
                                                         --------           --------
Total liabilities and stockholders' equity........       $525,120           $543,902
                                                         ========           ========

See notes to consolidated financial statements.

                            - Annual Report Page 16-

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ONEIDA LTD.
for the years ended January 2003, 2002, and 2001

                                                                            (Thousands)
                                                                                                  Accum.
                                   Comp.                                    Addt'l                Other                Unalloc.
                                  Income/   Common   Common    Preferred   Paid-in   Retained     Comp.     Treasury     ESOP
                                  (Loss)    Shares    Stock      Stock     Capital   Earnings   Inc(Loss)     Stock     Shares
                                 --------   ------   -------   ---------   -------   --------   ---------   --------   --------
Balance January 2000...........             17,603   $17,603    $2,175     $81,887   $64,630    $(11,790)   $(19,712)  $(1,486)
Stock plan activity, net.......                109       109                 1,067
Purchase/retirement of treasury
   stock--net..................                                                                               (5,976)
Cancelled stock............. ..                 (9)       (9)       (8)          2
Cash dividendsdeclared ($.35
   per share)..................                                                       (5,835)
Net loss.......................  $(3,102)                                             (3,102)
Foreign current translation
   adjustments.................      367                                                             367
                                 -------
Comprehensive loss ............  $(2,735)
                                 =======
ESOP activity -net.............                                                                                1,098     1,486
                                                                                                            --------   -------
Balance January 2001...........             17,703    17,703     2,167      82,956    55,693     (11,423)    (24,590)
Stock plan activity, net.......                106       106                 1,009
Purchase/retirement of treasury
   stock -net..................                                    (16)                                          456
Cash dividendsdeclared ($.17
   per share)..................                                                       (2,078)
Net income.....................  $ 7,023                                               7,023
Foreign currency translation
   adjustments.................   (5,482)                                                         (5,482)
Unrealized holding gain on
   marketable equity
   securities, net of income
   taxes of $(339).............      577                                                            577
                                 =======
Comprehensive income ..........  $ 2,118
                                 =======
Balance January 2002...........             17,809    17,809     2,151      83,965    60,638     (16,328)    (24,134)
Stock plan activity, net.......                 28        28                   353
Cash dividendsdeclared ($.08
   per share)..................                                                       (1,453)
Net income.....................  $ 9,222                                               9,222
Foreign currency translation
   adjustments.................    1,715                                                           1,715
Realized gain on marketable
   equity securities, net of
   income taxes of $339........     (577)                                                           (577)
Minimum pension liability
   adjustments, net of tax
   benefit of $2,349...........   (4,000)                                                         (4,000)
                                 -------

Comprehensive income ..........  $ 6,360
                                 =======
Balance January 2003...........             17,837   $17,837    $2,151     $84,318   $68,407    $(19,190)   $(24,134)
                                            ======   =======    ======     =======   =======    ========    ========

                 See notes to consolidated financial statements.

                            - Annual Report Page 17-

CONSOLIDATED STATEMENTS OF CASH FLOWS
     ONEIDA LTD.
     for the years ended January 2003, 2002, and 2001

                                                                     (Thousands)
              Year ended in January                       2003       2002        2001
              ---------------------                     --------   --------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income (loss) ................................   $  9,222   $  7,023   $  (3,102)
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization..................     16,638     17,095      14,807
      Impairment of long-term assets.................                            29,000
      Gain on marketable securities..................     (1,300)    (8,646)
      Deferred taxes and other non-cash charges .....        844     (3,210)     (6,859)
      Decrease (increase) in operating assets:
         Receivables ................................     (1,907)     6,645      10,326
         Inventories ................................      5,144     46,359     (30,985)
         Other current assets .......................     (2,476)    14,408       2,923
         Other assets--net ..........................      1,163     (2,947)     (7,636)
      Increase (decrease) in accounts payable .......        863     (8,249)     (1,425)
      Increase (decrease) in accrued liabilities ....     (3,626)   (26,371)    (10,058)
                                                        --------   --------   ---------
         Net cash provided by (used in) operating
            activities...............................     24,565     42,107      (3,009)
                                                        --------   --------   ---------

CASH FLOW FROM INVESTING ACTIVITIES:
   Sale/(purchase) of subsidiaries and minority
      interest.......................................                 6,604    (122,190)
   Property, plant and equipment expenditures--net...     (7,731)    (8,057)    (14,685)
   Proceeds from sale of marketable securities.......      8,399      1,547
   Proceeds from disposal of assets held for sale....      3,197      3,823
   Other--net .......................................         71        (26)        552
                                                        --------   --------   ---------
         Net cash provided by (used in) investing
            activities ..............................      3,936      3,891    (136,323)
                                                        --------   --------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock ...........        381      1,107       1,166
   (Purchase)/issuance of treasury stock--net........                   447      (4,883)
   (Purchase)/allocation of ESOP shares--net ........                             1,486
   (Payments)/borrowings of short-term debt--net.....     (2,920)     3,384     (24,671)
   Proceeds from issuance of long-term debt..........                 1,025     275,000
   Payment of long-term debt ........................    (34,683)   (32,953)   (105,871)
   Dividends paid ...................................     (1,453)    (4,238)     (4,998)
                                                        --------   --------   ---------
         Net cash provided by (used in)
            financing activities ....................    (38,675)   (31,228)    137,229
                                                        --------   --------   ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                    1,715     (5,821)        367
                                                        --------   --------   ---------
NET INCREASE (DECREASE) IN CASH .....................     (8,459)     8,949      (1,736)
CASH AT BEGINNING OF YEAR ...........................     11,112      2,163       3,899
                                                        --------   --------   ---------
CASH AT END OF YEAR .................................   $  2,653   $ 11,112   $   2,163
                                                        ========   ========   =========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Cash paid during the year for:
      Interest paid..................................   $ 15,719   $ 25,309   $  19,695
      Income taxes paid..............................      2,559      1,056       7,629
   Non-cash investing activity:
      Receipt of marketable securities...............                 7,099
      Unrealized gain on marketable securities.......                   916

See notes to consolidated financial statements.

                            - Annual Report Page 18-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company uses a 52-53 week fiscal year ending on the last Saturday in January. The financial statements of certain foreign subsidiaries are consolidated with those of the parent on the basis of years ending in December. All significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to the financial statements for prior years to conform to the presentation for 2003.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions inherent in the Company's financial statements include those made regarding accounts receivable, inventory, goodwill, deferred tax assets and the Company's pension, postretirement, self insured workers compensation and self insured medical plans. Actual results could differ from those estimates.

Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income", requires companies to report a measure of operations called comprehensive income. This measure, in addition to net income, includes as income or loss, the following items, which if present are included in the equity section of the balance sheet: unrealized gains and losses on certain investments in debt and equity securities; foreign currency translation; and minimum pension liability adjustments. The Company has reported comprehensive income within the Consolidated Statements of Shareholders' Equity.

Foreign Currency Translation

Assets and liabilities of certain non-U.S. subsidiaries are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income. Gains and losses from foreign currency translation are reported in the consolidated statement of operations under other income (expense). Realized foreign currency gain (loss) was $677,0000, $(417,000) and $532,000 for 2003,
2002 and 2001, respectively.

Stock Option Plans

The Company has elected to continue following APB No. 25 in accounting for its stock-based compensation plans. Under APB No. 25, compensation expense is not required to be recognized for the Company's stock-based compensation plans. Under Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock Based Compensation", compensation expense is recognized for the fair value of the options on the date of grant over the vesting period of the options.

Application of the fair-value based accounting provision of SFAS 123 results in the following pro forma amounts of net income (loss) and earnings (loss) per share:

                                                          (Thousands Except
                                                          Per Share Amounts)
                                                       2003     2002      2001
                                                      ------   ------   -------
Net income (loss):
   As reported .................................      $9,222   $7,023   $(3,102)

   Pro forma ...................................       6,929    4,790    (5,030)
Earnings (loss) per share:
   As reported: Basic ..........................         .55      .42      (.20)
                Diluted ........................         .55      .42      (.20)
   Pro forma:   Basic...........................         .41      .28      (.32)
                Diluted ........................         .41      .28      (.32)

There was no stock based employee compensation expense included in the Consolidated Statement of Operations.

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

Cash and Cash Equivalents

Cash and cash equivalents have original maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Approximately 15% of inventories are valued under the last-in, first-out (LIFO) method in 2003 and 2002, with the remainder valued under the first-in, first-out (FIFO) method.

                            - Annual Report Page 19-

Property, Plant and Equipment

Property, plant, equipment and tooling are stated at cost. Depreciation is provided over the estimated useful lives of the related assets, generally using the straight-line method. The depreciable lives assigned to buildings are 20-50 years while equipment and tooling is depreciated over 3-16 years.

Interest relating to the cost of acquiring certain fixed assets is capitalized and amortized over the asset's estimated useful life.

Investments in Marketable Securities

The Company classifies its marketable equity securities as available for sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". These securities are carried at fair market value in other current assets, with unrealized gains and losses, net of tax, reported in stockholders' equity as a component of other comprehensive income (loss).

In 2002, the Company had other income of $8,646,000 related to the receipt of Prudential Financial common shares. These shares were received by the Company, a Prudential shareholder, as part of Prudential's conversion from a mutual insurance company to a stock enterprise. One-sixth of the shares were sold in 2002. Unrealized gains on the remaining shares of $577,000 (net of tax) were recorded as a component of other comprehensive income (loss) in the Company's equity section. The balance of the shares were sold in 2003, resulting in gains of $1,300,000 recorded in other income.

Barter

The Company has entered into various barter transactions exchanging inventory for future barter credits to be utilized on advertising, freight and other goods and services.

The credits are recorded at the fair value of the inventory exchanged in accordance with APB 29, "Accounting for Non-Monetary Transactions" and EITF 93-11 "Accounting for Barter Transactions". The credits totaled $5,037,000 and $1,905,000 for 2003 and 2002, respectively and expire in December 2008. The Company recognizes a write down to the carrying value of the inventory prior to shipment.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 "Business Combinations' ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 was adopted on January 27, 2002. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, was discontinued upon adoption of the standard.

Goodwill resulted from the allocation of the purchase price of the acquisition of certain businesses. These assets were amortized using the straight-line method over 40 years. Amortization expense was $3,924,000 and $3,908,000 in 2002 and 2001, respectively. Goodwill is subject to annual impairment testing, which compares the carrying value to the fair value and when appropriate, the carrying value of these assets reduces the fair value.

Fair Value of Financial Instruments

The estimated fair market values of the Company's financial instruments, principally long-term debt, are estimated using discounted cash flows, based on current market rates for similar borrowings. The carrying amounts for short-term borrowings approximate their recorded values.

Self Insurance

The Company self-insures its workers compensation, group medical and short term disability plans. Self-insurance liabilities are actuarially calculated based on claims filed and an estimate of claims incurred but not yet reported. Projection of losses concerning these liabilities is subject to a high degree of variability due to factors such as claim settlement patterns, litigation trends, legal interpretations, future levels of health care costs and the selection of discount rates.

Revenue Recognition

For financial accounting purposes, sales are recorded when goods are shipped. The Company's general policy is not to allow customer returns unless they are specifically preauthorized. The Company offers various sales discounts and co-op advertising incentives to a broad base of customers. These discounts and incentives are reported as a reduction of sales.

                            - Annual Report Page 20-

Treasury Stock

Treasury stock purchases are recorded at cost. During 2001, the Company purchased 319,100 shares of treasury stock at an average cost of $18.78. The Company purchases treasury stock primarily to improve stockholder value. As of January 2003, the Company has been authorized by the Board of Directors to repurchase up to 434,000 additional shares.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses amounted to $2,643,000, $3,315,000, and $4,145,000, during 2003, 2002 and 2001, respectively.

Restructuring and Unusual Costs

In the year ended January 2001, the Company recorded a $39,008,000 charge for restructuring and other unusual items. This charge reduced net income by $24,500,000. This total includes $10,008,000 related primarily to the consolidation of sales, marketing, logistics and administrative functions, along with the realignment of product lines, warehouses and "make versus buy" decisions primarily related to the Company's ongoing efforts to streamline operations, as well as remove acquisition-related redundancies involving Delco, Sakura and Viners.

A reconciliation of the restructuring provision is as follows:

                                                        (Thousands)
Ending balance as of January 27, 2001...........          $ 4,163
Exit costs paid/write downs.....................           (3,674)
                                                          -------
Ending balance as of January 26, 2002...........              489
Exit costs paid/write downs.....................             (489)
                                                          -------

Ending balance as of January 25, 2003...........          $     0
                                                          =======

See Note 2 of Notes to the Consolidated Financial Statements for a complete discussion on acquisition activity.

The 2001 earnings also included an inventory writedown of $24,000,000 related to product rationalization. A $24,000,000 inventory reserve was established to liquidate excess and obsolete product.

A reconciliation of the inventory reserve is as follows:

                                                        (Thousands)
Ending balance as of January 27, 2001...........         $ 12,963
Disposed of through the year....................           (9,821)
                                                         --------
Ending balance as of January 26, 2002...........            3,142
Disposed of through the year....................           (2,663)
                                                         --------
Ending balance as of January 25, 2003...........         $    479
                                                         ========

The Company also recorded a charge of $5,000,000 to recognize impairment of certain manufacturing tools and product procurement assets. All impaired assets were written down to their net realizable value in 2001.

Restatement

On December 5, 2002, the Company announced in a press release that it was restating earnings for the quarters ended April 2002 and July 2002 and fiscal years ended January 2002 and January 2001. The SEC notified the Company on December 13, 2002 that it was conducting an informal inquiry regarding the restatement. The Company is fully cooperating with the SEC on the informal inquiry.

Accounting Pronouncements

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets to be disposed. This Statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 144 retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sales. Effective January 27, 2002, the Company adopted this pronouncement, which had no impact on the financial condition or results of operations for the year ended January 25, 2003.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. This Statement rescinds SFAS 4 and SFAS 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. These gains and losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both

                            - Annual Report Page 21-

unusual and infrequent in nature. The Company will adopt this pronouncement during 2004 and does not anticipate that it will impact the Company's financial condition or results of operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002, with early application encouraged. This pronouncement does not have an impact on the Company's financial condition or results of operations for the year ended January 25, 2003.

In December 2002, the FASB issued FASB 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure", which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation" to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The Company will continue to account for stock-based compensation using the intrinsic value method but will provide pro forma disclosures of the net income and earnings per share effect of stock options using the "fair value method" in its annual and interim financial statements.

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

The above three acquisitions were recorded using the purchase method of accounting and accordingly, the operating results of Viners, Sakura and Delco have been included in the accompanying consolidated financial statements since their respective dates of acquisition. Excess purchase price over the net fair value of assets acquired (including certain acquisition costs) totaled $110,455,000. These intangible assets (primarily goodwill) were amortized over forty years using the straight line method, during 2001 and 2002.

On June 2, 2000, the Company entered into a three year $275,000,000 bank revolving credit agreement. This facility was utilized to fund the above three acquisitions, as well as to refinance the majority of the Company's outstanding credit facilities and term loans. See Note 11 for further discussion of long term debt arrangements.

As the Company's 2001 financial statements only include a partial year of the three acquired companies operating results, the following unaudited pro forma information is provided to present a summary of the operations of the Company, Viners, Sakura and Delco, as if the acquisitions had occurred on January 30, 2000.

                                            (thousands except per share amounts)
                                                            2001
                                                          --------
Net sales                                                 $570,565
Net loss                                                    (6,264)
Loss per share of common stock:
   Basic                                                      (.39)
   Diluted                                                    (.39)

                            - Annual Report Page 22-

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

The components of the deferred tax assets and (liabilities) are as follows:

                                                                 (Thousands)
                                                               2003       2002
                                                             --------   -------
Deferred income taxes:
   Postretirement benefits .....................             $ 23,340   $22,310
   Employee benefits ...........................               13,158    12,189
   Inventory reserves ..........................                2,342     2,219
   Other .......................................               (3,685)   (2,354)
                                                             --------   -------
   Total deferred tax assets ...................               35,155    34,364
   Depreciation ................................              (11,292)   (9,694)
   Marketable securities .......................                         (2,966)
   Acquisition intangibles .....................               (3,044)   (1,216)
                                                             --------   -------
      Total ....................................               20,819    20,488
   Current deferred benefit (liability) ........               (2,244)    1,079
                                                             --------   -------
   Non-Current deferred tax assets .............             $ 18,575   $21,567
                                                             ========   =======

The provision for income taxes consists of the following:

                                                           (Thousands)
                                                     2003      2002       2001
                                                    ------   --------   -------
Current tax (benefit) expense:
   U.S. Federal ................................    $1,790   $(12,737)  $ 2,886
   Foreign .....................................      (585)     3,497     3,805
   State .......................................       338        174       573
                                                    ------   --------   -------
                                                     1,543     (9,066)    7,264
Deferred tax expense (benefit) .................       776     13,723    (5,938)
                                                    ------   --------   -------
   Total tax expense ...........................    $2,319   $  4,657   $ 1,326
                                                    ======   ========   =======

The income tax provision differed from the total income tax expense as computed by applying the statutory U.S. Federal income tax rate to income before income taxes. The reasons for the differences are as follows:

                                                              (Thousands)
                                                        2003     2002     2001
                                                      -------   ------   ------
Statutory U.S. Federal taxes ...................      $ 3,924   $3,971   $ (604)
Difference due to:
   Foreign taxes ...............................       (1,009)     474      844
   State taxes .................................          223      115      378
   Tax audit settlement ........................         (288)
   State tax loss carryover ....................         (412)
   Other .......................................         (119)      97      708
                                                      -------   ------   ------
   Provision for taxes .........................      $ 2,319   $4,657   $1,326
                                                      =======   ======   ======

The tax provision for 2003 includes the reversal of prior foreign taxes recognized, due to the resolution of prior year foreign tax audits and the recognition of state tax loss carry forwards, totaling $1,183,000 and $412,000, respectively.

The following presents the U.S. and non-U.S. components of income before income taxes.

                                                           (Thousands)
                                                     2003     2002       2001
                                                   -------   -------   --------
U.S. income (loss) .............................   $10,320   $ 2,788   $(10,510)
Non-U.S. income ................................     1,221     8,892      8,734
                                                   -------   -------   --------
   Income (loss) before income taxes ...........   $11,541   $11,680   $ (1,776)
                                                   =======   =======   ========

4. RECEIVABLES

Receivables by major classification are as follows:

                                                                 (Thousands)
                                                                2003      2002
                                                              -------   -------
Accounts receivable ............................              $78,773   $77,050
Other accounts and notes receivable ............                2,196     2,524
Less allowance for doubtful accounts ...........               (2,963)   (3,475)
                                                              -------   -------
   Receivables .................................              $78,006   $76,099
                                                              =======   =======

5. INVENTORIES

Inventories by major classification are as follows:

                                                                 (Thousands)
                                                               2003       2002
                                                             --------   --------
Finished goods .................................             $145,836   $150,291
Goods in  process ..............................               12,531     13,112
Raw materials and supplies .....................                9,206      9,314
                                                             --------   --------
      Total ....................................             $167,573   $172,717
                                                             ========   ========
Excess of replacement cost over LIFO value of
   Inventories .................................             $  8,900   $  9,300
                                                             --------   --------

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment by major classification are as follows:

                                                                 (Thousands)
                                                               2003       2002
                                                             --------   --------
Land and buildings .............................             $ 70,265   $ 70,141
Machinery, equipment and tooling ...............              187,240    182,165
                                                             --------   --------
   Total .......................................              257,505    252,306
Less accumulated depreciation ..................              155,139    143,772
                                                             --------   --------
Property, plant and equipment-- net ............             $102,366   $108,534
                                                             --------   --------

Depreciation expense totaled $13,899,000, $12,373,000 and $11,018,000 for 2003,
2002 and 2001, respectively.

                            - Annual Report Page 23-

7. GOODWILL

Effective January 27, 2002, the Company ceased the amortization of goodwill in accordance with SFAS No. 142. Adjusted results, which exclude amounts no longer being amortized, are as follows:

                                                            (Thousands)
                                                       2003     2002      2001
                                                      ------   ------   -------
Net income (loss) ..............................      $9,222   $7,023   $(3,102)
Adjustments (net of income taxes):

   Goodwill amortization .......................                2,472     2,462
                                                               ------   -------
Adjusted net income (loss) .....................      $9,222   $9,495   $  (640)
                                                      ======   ======   =======
Earnings (loss) per share:
   Basic:
      Reported net income (loss) ...............      $  .55   $  .42   $  (.20)
      Adjusted net income (loss) ...............         .55      .57      (.05)
   Diluted:
      Reported net income (loss) ...............         .55      .42      (.20)
      Adjusted net income (loss) ...............         .55      .57      (.05)

The change in the carrying amount of goodwill for the year ended January 25, 2003 is as follows:

                                                                     (Thousands)
                                                                     -----------
Balance as of January 27, 2002 .................                       $131,796
Foreign currency translation ...................                          2,148
                                                                       --------
Balance as of January 25, 2003 .................                       $133,944
                                                                       ========

During 2003, the Company was not required to recognize any goodwill impairment. There can be no assurance that goodwill impairment will not occur in the future.

8. COMMITMENTS

The Company leases numerous factory stores, warehouses and office facilities. Lease expense charged to operations was $9,197,000, $8,476,000 and $8,888,000 for 2003, 2002 and 2001, respectively.

In September 2001, the Company entered into a new three year distribution agreement with a supplier. This contract stipulates purchase commitments through the term of the agreement. In addition, the Company is required to maintain a $1,000,000 stand-by letter of credit for the first two years of the agreement. In 2003 purchase commitments under this agreement amounted to $6,200,000.

Future minimum payments for all non-cancelable operating leases and purchase commitments having a remaining term in excess of one year at January 2003 are as follows:

                                    (Thousands)                       Commitment
                                                                      ----------
2004 ...........................................                        $14,461
2005 ...........................................                         11,269
2006 ...........................................                          3,803
2007 ...........................................                          2,573
2008 ...........................................                          1,942
Remainder ......................................                          2,548
                                                                        -------
   Total .......................................                        $36,596
                                                                        =======

Under the provisions of some leases, the Company pays taxes, maintenance, insurance and other operating expenses related to leased premises.

9. SHORT-TERM DEBT

The Company has been granted lines of credit to borrow at interest rates up to the prime rate from various banks. At January 2003, the Company had lines of credit of $22,210,000 of which $13,700,000 was available. Substantially all of the Company's short-term debt was payable on demand. At January 2003, short-term debt of $400,000 was included in the security agreement collateralizing the Company's long-term debt and $383,500 was secured by the assets of Oneida Australia.

The weighted average outstanding balances of short-term debt for the fiscal years ending January 2003 and 2002 were $9,365,000 and $11,062,000; the weighted interest rates for the same periods were 4.6% and 6.0%, respectively. The weighted average interest rates on short-term debt outstanding at year end was 4.75% and 4.85% for 2003 and 2002, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities by major classification are as follows:

                                                                (Thousands)
                                                               2003      2002
                                                             -------   -------
Accrued vacation pay .....................................   $ 5,377   $ 5,385
Accrued wages and commissions ............................     5,747     5,174
Accrued workers compensation..............................     6,668     9,575
Dividends payable ........................................       363       363
Accrued acquisition costs.................................     1,737     4,585
Accrued other employee benefits...........................     8,302     6,233
Accrued interest payable..................................       979     1,076
Other accruals ...........................................     5,012     5,420
                                                             -------   -------
   Total .................................................   $34,185   $37,811
                                                             =======   =======

                            - Annual Report Page 24-

11. LONG-TERM DEBT

Long-term debt at January 2003 and 2002 consisted of the following:

                                                                 (Thousands)
                                                               2003       2002
                                                             --------   --------
Senior secured notes due May 31, 2005 (8.99%).............   $ 19,530   $ 27,220
Amended and restated credit agreement due May 31,
   2005 (1.75%-4.94%).....................................    201,500    231,000
Other debt at various interest rates (3.00%-8.33%), due
   Through 2010...........................................      4,413      1,906
                                                             --------   --------
      Total...............................................    225,443    260,126
Less current portion......................................      6,406      3,956
                                                             --------   --------
Long-term debt ...........................................   $219,037   $256,170
                                                             ========   ========

On June 2, 2000, the Company entered into a three year $275,000,000 revolving credit agreement. This facility has been utilized to fund the three acquisitions made in 2001 and to refinance the majority of the Company's outstanding credit facilities and term loans. This debt carries a floating interest of LIBOR plus a spread indexed to the Company's leverage ratio levels. Interest is payable quarterly.

During 2002 the Company and its lenders amended and restated the revolving credit agreement to incorporate a number of changes. These changes included amendment of financial covenants, extension of the maturity date to February 1, 2004 from May 31, 2003 and a reduction of the commitments to $245,000,000 upon signing of the amendment and further commitment reductions until maturity. In addition, limitations are placed on dividends, capital expenditures, intercompany indebtedness and letters of credit. The Company and its lenders also entered into a security agreement that collateralized the Company's debt with all of the domestic assets of the Company and certain of its material domestic subsidiaries, as well as its investment in Oneida UK Limited.

During the third quarter of 2003, the Company announced restated earnings for the fiscal years ended 2003, 2002 and 2001. The restatement resulted in the Company violating the leverage ratio covenant for the fiscal quarters ended July 28, 2001, October 27, 2001 and January 26, 2002; and
the interest coverage ratio covenant for the fiscal quarters ended October 27, 2001 and January 26, 2002. In December 2002, the Company obtained a waiver from its lenders for these violations.

For the quarter ended January 25, 2003, the Company violated the minimum net worth covenant as a result of recording the FASB 87 adjustment. The Company obtained a waiver for this violation in March 2003.

In April 2003, the Company and its lenders entered into an amendment to the revolving credit agreement. The amendment extends the maturity date to May 31, 2005 from February 1, 2004, adjusts certain financial covenants and prohibits payment of dividends on common stock. In addition, the commitments under the facility reduced to $225,000,000 upon signing of the amendment with further reductions to $220,000,000 on July 25, 2003, $215,000,000 on November 3, 2003,
$205,000,000 on January 30, 2004, $185,000,000 on February 7, 2004, $175,000,000
on May 3, 2004 and $165,000,000 on November 1, 2004.

This facility contains certain financial covenants, the most restrictive of which limits the Company's total debt outstanding to a pre-determined multiple of the prior rolling twelve months earnings before interest, taxes, depreciation and amortization. At January 25, 2003 the Company could have borrowed up to an additional $15,698,000.

The estimated fair market value of the Company's long-term debt at January 2003 and January 2002 approximated book value.

                            - Annual Report Page 25-

The aggregate amounts of long-term maturities due each fiscal year are as follows:

                                                                     (Thousands)
2004............................................                     $  6,406
2005............................................                        5,961
2006............................................                      212,166
2007............................................                          563
2008............................................                          292
After...........................................                           55
                                                                     --------
   Total .......................................                     $225,443
                                                                     ========

Total interest costs incurred by the Company are presented net of capitalized interest of $112,000, $407,000, and $1,112,000 for 2003, 2002 and 2001,
respectively.

12. RETIREMENT BENEFIT AND EMPLOYEE SECURITY PLANS

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

The net periodic pension cost for the Company's various defined benefit plans for 2003, 2002 and 2001 were as follows:

                                                            (Thousands) 2003
                                                      2003      2002      2001
                                                    -------   -------   -------
Service cost ...................................    $ 1,062   $ 1,497   $ 1,078

Interest cost ..................................      2,656     2,682     2,213
Expected return on plan assets .................     (2,008)   (2,198)   (2,226)
Net amortization ...............................       (118)     (388)     (830)
                                                    -------   -------   -------
Net periodic pension cost ......................    $ 1,592   $ 1,593   $   235
                                                    =======   =======   =======

Plan assets consist primarily of stocks, bonds, and cash equivalents. The following table presents a reconciliation of the funded status of the plans and assumptions used at January 2003 and 2002.

                                                              (Thousands)
                                                            2003       2002
                                                          --------   --------
Change in benefit obligation
Benefit obligation-beginning of year...................   $(44,373)  $(37,374)
Service cost ..........................................     (1,062)    (1,497)
Interest cost .........................................     (2,656)    (2,682)
Benefits paid .........................................      2,375      2,932
Amendment..............................................     (1,624)
Actuarial gain (loss) .................................      1,747     (5,752)
                                                          --------   --------
Benefit obligation-end of year.........................    (45,593)   (44,373)
                                                          --------   --------
Change in plan assets
Fair value of plan assets-beginning of year ...........     24,432     27,156
Actual return on plan assets...........................     (3,238)    (1,827)
Employer contribution..................................      2,030      2,035
Benefits paid .........................................     (2,375)    (2,932)
                                                          --------   --------
Fair value of plan assets-end of year..................     20,849     24,432
                                                          --------   --------
Funded status..........................................    (24,744)   (19,941)
Unrecognized net gains.................................      7,820      3,764
Unrecognized prior service cost........................      2,951      1,466
Unrecognized net asset.................................       (345)      (495)
                                                          --------   --------
Accrued benefit cost...................................    (14,318)   (15,206)
Additional minimum liability...........................     (9,178)
                                                          --------
Total accrued benefit cost.............................   $(23,496)  $(15,206)
                                                          ========   ========
Range of weighted average assumptions as of the end
of January
Discount rate..........................................       6.75%       6.9%
Expected return on plan assets.........................    8.0-8.5%   8.0-8.5%
Rate of compensation increase..........................    2.5-4.0%   3.0-4.0%

FASB 87 "Employers' Accounting for Pensions", requires recognition in the balance sheet of an additional minimum liability for pension plans with accumulated benefit obligation in excess of plan assets. At January 25, 2003, the accumulated benefit obligation exceeded the plan assets resulting in the recognition of an additional minimum pension liability of $9,178,000, an intangible asset of $2,951,000 and a charge to shareholders' equity, net of tax benefit, of $3,923,000.

                            - Annual Report Page 26-

The company maintains a variety of non-qualified plans designed to provide additional retirement benefits to key employees of the company and its subsidiaries, the most significant of which are the Supplemental Executive Retirement Plan (SERP), the defined benefit restoration plan and the deferred compensation plan.

Upon retirement, SERP participants receive an annual retirement allowance, as defined by the plan, less amounts paid under the qualified retirement plan, social security and retirement allowances from previous employers. All participants under this plan are currently retired and receiving benefit payments. Outstanding liabilities amounted to $848,000 and $924,000 for 2003 and 2002, respectively.

In 2003, the company adopted an unfunded defined benefit restoration plan for certain employees designed similar to the SERP. For 2003, the accumulated benefit obligation and net periodic pension expense were $3,095,000 and $587,000, respectively. For 2003, the accumulated benefit obligation exceeded the plan assets resulting in the recognition of an additional minimum pension liability of $2,532,000, an intangible pension asset of $2,409,000 and a charge to shareholders' equity, net of tax benefit, of $77,000.

The company offers a deferred compensation plan for select employees who may elect to defer a certain percentage of annual salary. The company does not match any contributions. Each participant earns interest based upon the Moody's Baa corporate bond rate, adjusted quarterly, on their respective deferred compensation balance. Upon retirement or termination, participants are generally paid out in monthly installments over 10 years. The company maintains a liability for total deferred compensation and accrued interest of $5,770,000 and $5,689,000 for 2003 and 2002, respectively. Deferred compensation expense amounted to $448,000, $431,000 and $378,000 for 2003, 2002 and 2001,
respectively.

The net pension cost associated with the Company's defined contribution plans was $106,225, $110,425 and $306,548 for 2003, 2002 and 2001, respectively.

Postretirement Health Care and Life Insurance Benefits

The Company reimburses a portion of the health care and life insurance benefits for the majority of its retired employees who have attained specified age and service requirements.

Net periodic postretirement benefit cost for 2003, 2002 and 2001 included the following components:

                                                            (Thousands)
                                                      2003      2002     2001
                                                     ------   -------   ------
Service cost......................................   $1,491   $ 1,354   $1,316
Interest cost.....................................    5,916     5,233    4,298
Net amortization..................................    1,006       198     (681)
Curtailment gain..................................             (1,384)
                                                              -------
Net periodic postretirement benefit cost..........   $8,413   $ 5,401   $4,933
                                                     ======   =======   ======

The Company recorded a curtailment gain of $1,384,000 as a component of 2002 net periodic postretirement expense. This gain resulted from reductions in the Company's domestic workforce.

The following table sets forth the status of the Company's postretirement plans, which are unfunded, at January 2003 and January 2002:

                                                                (Thousands)
                                                              2003       2002
                                                            --------   --------
Change in benefit obligation
Benefit obligation - beginning of year...................   $(78,524)  $(61,924)
Service cost.............................................     (1,491)    (1,354)
Interest cost............................................     (5,916)    (5,233)
Benefits paid............................................      5,191      6,267
Employee contributions...................................       (766)      (568)
Amendments...............................................                  (540)
Actuarial loss...........................................    (11,252)   (15,172)
                                                            --------   --------
Benefit obligation - end of year.........................   $(92,758)  $(78,524)
                                                            ========   ========

Funded status............................................   $(92,758)  $(78,524)
Unrecognized net losses..................................     33,263     22,488
Unrecognized prior service cost..........................     (3,713)    (4,374)
                                                             -------   --------
Accrued postretirement benefit cost......................    (63,208)   (60,410)
   Less current portion..................................      3,500      4,000
                                                            --------   --------

Accrued postretirement benefit cost......................   $(59,708)  $(56,410)
                                                            --------   --------
Weighted average assumptions as of the end of January
Discount rate............................................       6.75%       6.9%
Healthcare inflation rate................................       10.0%      11.2%

The 2003 health care inflation rate was assumed to decrease gradually to 5% by the year 2008 and remain at that level thereafter. A 1% variation in the assumed health care inflation rates would cause the accumulated postretirement benefit obligation at January 2003 to increase by $13,966,000 and decrease by $12,075,000. Additionally, this would increase and decrease the net periodic postretirement benefit cost for 2003 by $1,257,000 and $1,063,000 respectively.

                            - Annual Report Page 27-

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

13. STOCK PLANS

Stock Purchase Plan

At January 2003, under the terms of a stock purchase plan, the Company has reserved 876,461 shares of common stock for issuance to its employees. The purchase price of the stock is the lower of 90% of the market price at the time of grant or at the time of exercise. The option price for the shares outstanding at January 25, 2003 is $9.96.

                                                     2003        2002        2001
                                                  ---------   ---------   ---------
Outstanding at beginning of year ..............     326,421     342,212     406,324
Exercised during the year......................     (30,551)   (110,803)    (56,192)
Expired during the year........................    (320,374)   (268,139)   (403,701)
Granted during the year........................     342,551     363,151     395,781
                                                  ---------   ---------   ---------
Outstanding at end of year.....................     318,047     326,421     342,212
                                                  =========   =========   =========

Average per share price of rights exercised ...   $   14.97   $   16.35   $   20.30
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

Stock Option Plan

At January 2003, under the terms of its incentive stock option plans, the Company has reserved shares of common stock for issuance to selected key employees and non-employee directors.

Options were granted at exercise prices equal to the fair market value on the date of the grant and may be paid for in cash or by tendering previously held common stock of the Company at the time the option is exercised. Stock options are non-transferable other than on death, vest over five years from date of grant and expire ten years from date of grant.

                                                   Option Price
                                       --------------------------------------
                                         No. of Per (Thousands) Share Share
                                         Total
                                       ---------   ------------   -----------

Outstanding at
   January 2000 ....................     744,956   $ 7.58-28.13     $14,046
   Granted .........................     344,000    18.38-19.00       6,327
   Exercised .......................     (29,972)     7.58-9.08        (255)
   Expired .........................     (35,929)                      (781)
                                       ---------                    -------
Outstanding at
   January 2001 ....................   1,023,055     7.58-28.13      19,337
   Granted .........................     319,500    16.60-17.40       5,308
   Exercised .......................     (80,083)    7.58-16.60        (851)
   Expired .........................     (87,615)                    (1,761)
                                       ---------                    -------
Outstanding at
   January 2002 ....................   1,174,857     7.58-28.13      22,033
   Granted .........................     349,000          18.17       6,341
   Exercised .......................     (15,325)   12.42-16.60        (116)
   Expired .........................     (41,765)                      (926)
                                       ---------                    -------
Outstanding at
   January 2003 ....................   1,466,767     7.58-28.13     $27,332
                                       =========                    =======

Options exercisable under the plan at January 2003, 2002 and 2001 amounted to 613,860, 428,436, and 311,310, respectively. The weighted average exercise price of options exercisable at January 2003, 2002 and 2001 was $18.88, $18.68 and $16.47, respectively.

                                     Options Outstanding at January 2003
                                ---------------------------------------------
                                                 Weighted
                                                  Average          Weighted
    Range of                      Options     Remaining Life       Average
Exercise Prices                 Outstanding      In Years      Exercise Price
---------------                 -----------   --------------   --------------
$ 7.58                              14,400          .25            $ 7.58
  9.08-12.42                       119,497         3.27             11.34
 16.60-19.00                       945,036         8.33             17.77
 21.88-28.13                       387,834         5.82             23.40
                                 ---------         ----            ------
                                 1,466,767
                                 =========

                                          Options Exercisable at January 2003
                                          -----------------------------------
                                                               Weighted
   Range of                                     Number         Average
Exercise Prices                              Exercisable   Exercise Price
---------------                              -----------   --------------
$ 7.58                                          14,400        $ 7.58
  9.08-12.42                                   119,497         11.34
 16.60-19.00                                   189,519         17.84
 21.88-28.13                                   290,444         23.23
                                               -------        ------
                                               613,860
                                               =======

At the time options are exercised, the proceeds of the shares issued are credited to the related stockholders' equity accounts. There are no charges to income in connection with the options.

                            - Annual Report Page 28-

Accounting for Stock Plans

The fair value for both the Stock Purchase Plan and Stock Option Plan was estimated at the date of grant using a Black-Scholes options pricing model.

The valuation of the Stock Purchase Plan used the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 2.20%, 3.37% and 5.83%; dividend yields of .42%, .98% and 2.25%; volatility factors of the expected market price of the Company's common stock of 42.8%, 39.1% and 29.3%; and a weighted average expected life of the option of 9 months. The fair value per share for the options granted during 2003, 2002 and 2001 was $5.37, $5.51 and $4.37, respectively. The estimated fair value of the options is expensed in the year of issue in calculating pro forma amounts.

The valuation of the Stock Option Plan used the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk free interest rate of 4.41%, 4.99% and 6.53%; dividend yield of 0.44%, 1.05% and 2.0%; volatility factor of the expected price of the Company's common stock of 39.25%, 37.7% and 36.2%; and an expected life of 5.54, 5.56 and 5.74 years. The fair value per share for the options granted during 2003, 2002 and 2001 was $7.56, $6.50 and $6.90, respectively. The estimated fair value of the options is expensed over the five-year vesting period in calculating pro forma amounts.

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

14. OTHER INCOME

In 2003, the Company had income of $3,000,000 generated from insurance proceeds for recovery of legal costs incurred in connection with a fiscal 2000 unsolicited takeover attempt.

15. EARNINGS PER SHARE

The following is a reconciliation of basic earnings per share to diluted earnings per share for 2003, 2002 and 2001. The anti-dilutive shares outstanding were 1,651,000, 1,348,000 and 1,095,000 for 2003, 2002 and 2001, respectively

                                                    Preferred
                                            Net       Stock      Adjusted    Average   Earnings
(Thousands except per share amounts)      Income    Dividends   Net Income    Shares   Per Share
                                          -------   ---------   ----------   -------   ---------
2003: Basic earnings per share            $ 9,222     $(129)     $ 9,093      16,540     $.55
      Effect of stock options                                                     41
      Diluted earnings per share            9,222      (129)       9,093      16,581      .55
                                          -------     -----      -------      ------     -------
2002: Basic earnings per share            $ 7,023     $(130)     $ 6,893      16,468      .42
      Effect of stock options                                                     51
      Diluted earnings per share            7,023      (130)       6,893      16,519      .42
                                          -------     -----      -------      ------     -------
2001: Basic earnings (loss) per share     $(3,102)    $(130)     $(3,232)     16,300     $.20(1)
      Effect of stock options                                                     87
      Diluted earnings (loss) per share    (3,102)     (130)      (3,232)     16,387      .20(1)
                                          -------     -----      -------      ------     -------

(1) The year ended January 2001 includes an amount for restructuring and other unusual charges totaling $39,008.

See Note 1 of Notes to Consolidated Financial Statements.

                            - Annual Report Page 29-

16. OPERATIONS BY INDUSTRY SEGMENT

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

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its segments based upon operating income excluding restructuring and unusual charges, interest, miscellaneous income/expenses, corporate expenses and income taxes. The Company does not derive more than 10% of its total revenues from any individual customer, government agency or export sales.

Segment information for the three years ended January 2003, 2002 and 2001 is as follows:

      (Thousands)                        Metal     Dinnerware    Glass     Other     Total
                                        --------   ----------   -------   ------   --------
2003  Net sales                         $289,100    $150,900    $31,700   $8,384   $480,084
      Operating income (loss)             12,600      19,200        900     (247)    32,453
      Depreciation and amortization       13,501       2,762        375              16,638

2002: Net sale                          $324,100    $137,300    $32,400   $5,437   $499,237
      Operating income (loss)             14,772      20,217       (300)    (502)    34,187
      Depreciation and amortization       13,661       3,434                         17,095

2001: Net sales                         $338,600    $130,000    $38,900   $8,022   $515,522
      Operating income (loss)             43,100      20,500        700     (222)    64,078
      Depreciation and amortization       11,435       3,372                         14,807


The following table reconciles segment operating income to pretax income (loss):

                                                (Thousands)
                                          2003     2002       2001
                                        -------   -------   -------
Total segment operating income ......   $32,453   $34,187   $64,078
Restructuring and unusual charges ...                        39,008
Corporate expenses ..................     6,821     6,470     4,665
                                        -------   -------   -------
Consolidated operating income .......    25,632    27,717    20,405
Interest expense ....................    15,622    23,171    21,602
Misc. income/(expense) ..............     1,531     7,134      (579)
                                        -------   -------   -------
Pretax income (loss) ................   $11,541   $11,680   $(1,776)
                                        =======   =======   =======

Financial information relating to the Company's sales and long-lived assets by geographic area is as follows:

                                                  (Thousands)
                                        ------------------------------
                                          2003       2002       2001
                                        --------   --------   --------
Net Sales:
   Domestic .........................   $395,451   $414,240   $434,145
International operations ............     84,633     84,997     81,377
                                        --------   --------   --------
      Total .........................   $480,084   $499,237   $515,522
                                        ========   ========   ========

Long-lived assets:
   Domestic .........................   $199,421   $204,492   $215,546
   International operations .........     36,889     35,838     35,585
                                        --------   --------   --------
      Total .........................   $236,310   $240,330   $251,131
                                        ========   ========   ========

                            - Annual Report Page 30-

17. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                                                     (Thousands except per share amounts)
                                                                   Quarter Ended
                                        --------------------------------------------------------------------
2003                                    April 27, 2002   July 27, 2002   October 26, 2002   January 25, 2003
----                                    --------------   -------------   ----------------   ----------------
Net sales ...........................      $115,006         $111,239         $124,178           $129,660
Gross margin ........................        37,506           37,224           40,281             38,594
Net income ..........................         1,648            2,915            1,591              3,068
Earnings per share:
   Basic ............................           .10              .17              .09                .18
   Diluted ..........................           .10              .17              .09                .18

                                                                   Quarter Ended
                                        --------------------------------------------------------------------
2002                                    April 28, 2001   July 28, 2001   October 27, 2001   January 26, 2002
----                                    --------------   -------------   ----------------   ----------------
Net sales ...........................      $126,806         $119,428         $128,548           $124,455
Gross margin ........................        41,569           41,538           40,846             38,977
Net income ..........................          (418)           1,301              196              5,941
Earnings per share:
   Basic ............................          (.03)             .08              .01                .36
   Diluted ..........................          (.03)             .08              .01                .36

                            - Annual Report Page 31-

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Oneida Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Oneida Ltd. at January 25, 2003 and January 26, 2002 and the results of their operations and their cash flows for each of the three years in the period ended January 25, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, effective January 27, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles".


/s/ PRICEWATERHOUSECOOPERS LLP
-----------------------------------------
Syracuse, New York
February 26, 2003, except for Note 11, as to which the date is April 24, 2003.

                            - Annual Report Page 32-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

                                                           (Thousands)
                                                   2003       2002       2001
                                                 --------   --------   --------
Net Sales:
   Metal Products.............................   $289,100   $324,100   $338,600
   Dinnerware Products........................    150,900    137,300    130,000
   Glass Products.............................     31,700     32,400     38,900
   Other Products.............................      8,384      5,437      8,022
                                                 --------   --------   --------
      Total...................................    480,084    499,237    515,522
Gross Margin..................................    153,605    161,930    161,764
   % Net Sales................................       32.0%      32.4%      31.4%
Gross Margin - adjusted(1)....................                          185,764
   % Net Sales................................                             36.0%
Operating Expenses............................    129,351    135,726    147,825
   % Net Sales................................       26.9%      27.2%      28.7%
Operating Expenses - adjusted(1)..............                          132,817
   % Net Sales................................                            25.8%

(1) Non-GAAP amounts are before restructuring and other unusual charges and are presented for comparative purposes.

Fiscal year ended January 2003 compared
with fiscal year ended January 2002

Operations

Consolidated net sales for the twelve months ended January 25, 2003 decreased $19,153,000 from the same period last year, reflecting continuing softness in the overall economy. Sales of metal products decreased 10.8% over the same period last year. This was mainly the result of significant cutbacks by airlines and other foodservice establishments as the travel and entertainment industries remain sluggish. In addition, metal sales in domestic retail markets declined by 7.6%. Dinnerware sales increased by $13,600,000, or 9.9%, over 2002. This is mainly attributable to the Encore supermarket division, which increased overall sales by 75% over the prior year. Glassware sales dropped slightly in 2003 as a $2,100,000, or 18%, decrease in consumer retail markets was partially offset by a $1,400,000, or 23%, increase in the International division.

Gross margin was 32.0% in 2003, as compared to 32.4% in the prior year. The low gross margin for both years is primarily the result of unfavorable factory variances as the Company's manufacturing facilities operated at a lower capacity due to reduced demand.

Operating expenses decreased by $6,375,000, or 4.7%, for the twelve-month period ended January 25, 2003. This decrease is attributable to the reduction of goodwill amortization of $3,924,000 and continued efforts to reduce operating costs. As a percentage of sales, operating expenses were 26.9% in the current year compared to 27.2% in 2002.

Other income decreased by $5,603,000 from the same period last year. In 2002, the Company had miscellaneous income of $8,646,000 related to the receipt of Prudential Financial common shares, which were included in other current assets. These shares were received by the Company, a Prudential policyholder, as part of Prudential's conversion from a mutual insurance company to a stock enterprise. One sixth of these shares were sold in 2002. The remaining shares were sold in 2003, which resulted in an additional gain of $1,3000,000. Also in 2003, the Company had other income of $3,000,000 generated from insurance proceeds for recovery of legal costs incurred in connection with a fiscal 2000 unsolicited takeover attempt.

2003 interest expense (prior to capitalized interest) decreased to $15,734,000 from $23,578,000 in the prior year. This decrease is due to significantly lower average borrowings throughout the year and lower prevailing interest rates, the most significant of which was the decrease in the weighted average rate of short-term debt from 6.0% in 2002 to 4.6% in 2003.

The effective tax rate was 20.1% in 2003 as compared to 39.9% in 2002. This is principally the result of the reversal of prior foreign taxes recognized, due to the resolution of prior year foreign tax audits and the recognition of state tax loss carry forwards.

                            - Annual Report Page 33-

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

On June 30, 2000, Oneida purchased substantially all of the net assets of Sakura, Inc. for approximately $40,000,000 in cash. Sakura is a leading importer and marketer of consumer dinnerware in the United States. This acquisition has greatly enhanced the Company's presence in the consumer dinnerware segment. The above table, as well as the Consolidated Statements of Operations and Cash Flows reflect seven months of Sakura operations.

On August 9, 2000, the Company purchased the stock of Delco International Ltd., a privately owned company, for approximately $60,000,000 in cash. Delco is a leading marketer of tableware products in the foodservice market. The Company has integrated Delco's operations and systems with its own. This was completed in the Spring of 2001. Included in the accompanying Consolidated Statements of Operations and Cash Flows is one half year of Delco operating results.

Operations

(2002 results include a full year of sales for the acquisitions above, as compared to a half year in 2001.) 2002 sales decreased from 2001 levels by $16,285,000 or 3.2%. This decrease occurred in all product groups except for dinnerware. Sales of metal products were 4% lower than in the prior year. Lagging consumer demand was experienced throughout the year, especially after the terrorist attacks and subsequent erosion of the United States economy. Domestic foodservice sales accounted for approximately 43% of the Company's total sales in 2002. While foodservice sales were strong throughout the first half of the year, the events of September 11, and the resultant decline in the travel and entertainment industries, had an immediate and significant negative effect on the Company's foodservice business. It is expected that the Company will regain all of its foodservice business, with the possible exception of flatware sales to airlines. The increase in dinnerware sales, which occurred in the consumer market, is related to the inclusion of a full year of Sakura operations. The decreases in sales of glass and other products were distributed among all customer groups. International sales increased by 4.3%, to $85,000,000, primarily due to the Viners acquisition.

Gross margin as a percentage of net sales was 32.4% in 2002, as compared to 36.0% in 2001. Throughout 2002, the Company slowed down all of its manufacturing facilities to match lower customer demand, while continuing to decrease inventories. This decrease in volume generated negative manufacturing variances which is the reason for the margin decline.

Operating expenses decreased by $12,099,000, or 8.2%, for the twelve-month period ended January 26, 2002. Excluding restructuring and unusual charges, operating expenses increased by $2,909,000 or 2.2% over 2001, primarily due to a full year of non-

                            - Annual Report Page 34-

Cash amortization of acquisition related intangibles. During 2002, the Company fully integrated the Viners and Delco organizations into its existing operations.

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

Liquidity and Financial Resources

In the year ended 2003, the Company generated cash flow from operations of $24,565,000. A prime objective of the Company has been to strengthen its balance sheet and reduce debt. Considerable progress has been made toward that goal, as debt and current liabilities have declined by over $40,000,000. In addition to debt repayments of $37,602,000, the Company reduced liabilities related to compensation and acquisition related costs. In 2002, approximately $8,000,000 was spent on capital projects, focused primarily on manufacturing facilities. A similar level of capital expenditures is projected for 2004.

The following table details the Company's long term commitments by due date:

                                                Less than                After
Obligation                             Total     1 year     1-3 years   3 years
----------                           --------   ---------   ---------   -------
Long term debt                       $225,443    $ 6,406     $218,690    $  347
Operating leases                       24,579      7,344       12,745     4,490
Unconditional purchase
   obligations                         12,017      7,117        4,900
                                     --------    -------     --------    ------
   Total                             $262,039    $20,867     $236,335    $4,837
                                     ========    =======     ========    ======

On June 2, 2000, the Company entered into a three-year $275,000,000 revolving credit agreement. This facility was utilized to fund the three acquisitions made in 2001 and to refinance the majority of the Company's outstanding credit facilities and term loans. This debt carries a floating interest rate of LIBOR plus a spread indexed to the Company's leverage ratio levels. Interest is payable quarterly. The most restrictive covenants limits the Company's total debt outstanding to a predetermined multiple of the prior rolling twelve months earnings before interest, taxes, depreciation and amortization. The Company collateralized its debt under this facility with all of its domestic assets (excluding real estate holdings) and a majority of its investment in Oneida UK Limited.

During 2002 the Company and its lenders amended and restated the revolving credit agreement to incorporate a number of changes. These changes included amendment of financial covenants, extension of the maturity date to February 1, 2004 from May 31, 2003 and a reduction of the commitments to $245,000,000 upon signing of the amendment and further commitment reductions until maturity. In addition, limitations were placed on dividends, capital expenditures, intercompany indebtedness and letters of credit. The Company and its lenders also entered into a security agreement collateralizing the Company's debt with all of the domestic assets of the Company and certain of its material domestic subsidiaries, as well as its investment in Oneida UK Limited.

During the third quarter of 2003, the Company announced restated earnings for the quarters ended April 2002 and July 2002 and fiscal years ended 2002 and 2001. The restatement resulted in the Company violating the leverage ratio covenant for the fiscal quarters ended July 28, 2001, October 27, 2001 and January 26, 2002; and the interest coverage ratio covenant for the fiscal quarters ended October 27, 2001 and January 26, 2002. In December 2002, the Company obtained a waiver from its lenders for these violations.

For the quarter ended January 25, 2003, the Company violated the minimum net worth covenant as a result of recording the FASB 87 additional minimum pension adjustment. The Company obtained a waiver for this violation in March 2003.

                            - Annual Report Page 35-

In April 2003, the Company and its lenders entered into an amendment to the revolving credit agreement. The amendment extends the maturity date to May 31, 2005 from February 1, 2004, adjusts certain financial covenants and prohibits payment of dividends on common stock. In addition, the commitments under the facility reduced to $225,000,000 upon signing of the amendment with further reductions to $220,000,000 on July 25, 2003, $215,000,000 on November 3, 2003,
$205,000,000 on January 30, 2004, $185,000,000 on February 7, 2004,
$175,000,000 on May 3, 2004 and $165,000,000 on November 1, 2004.

After giving effect to the amendment, the Company could have borrowed up to an additional $15,698,000 under the revolving credit agreement at January 25, 2003. The Company believes that it will remain in compliance during 2004 with the covenants and other provisions of its revolving credit agreement. However, the Company may not be able to remain in compliance if its net sales in 2004 were to decline from the level achieved in 2003. A number of other factors could also cause the Company to cease complying with this facility. In that event, if the lenders were unwilling to waive the non-compliance, they could restrict the ability of the Company to borrow undrawn funds under the facility and could require the immediate repayment of all outstanding borrowings thereunder.

Management believes there is sufficient liquidity to support the Company's ongoing funding requirements from future operations as well as the availability of bank lines of credit. Working capital as of January 2003 totaled $182,710,000.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements in its Annual Report for the years ended January 2003 and 2002. As disclosed in Note 1, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results occasionally will differ from those estimates, and such differences may be material to the Consolidated Financial Statements.

The most significant accounting estimates inherent in the preparation of the company's financial statements includes estimates as to the recovery of accounts receivable, inventory, goodwill, other long-lived assets and income tax. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix and actuarial determinations. The Company re-evaluates these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using the estimates described above.

The valuation of the company's pension, other post-retirement plans and self insured medical and workers compensation plans require the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases, benefits, mortality rates and claims lag. The actuarial assumptions used in the company's pension reporting are reviewed annually and compared with external benchmarks to help assure that they account for the company's future pension and other post-retirement obligations. Changes in assumptions and future investment returns could potentially have a material impact on pension expense and related funding requirements.

The Company estimates its tax expense based on the amount it expects to owe the respective taxing authorities. Taxes are discussed in more detail in Note 3 of Notes to Consolidated Financial

                            - Annual Report Page 36-

Statements. Accrued taxes represents the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position. If the final resolution of taxes payable differs from our estimates due to regulatory determination or legislative or judicial actions, adjustments to tax expense may be required.

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The assets and liabilities of acquired businesses are recorded under the purchase method at their estimated fair values at the dates of acquisition. The Company has recorded goodwill of $133,944,000 at January 25, 2003 and $131,796,000 at January 26, 2002. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other intangible Assets", goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows and market comparable analyses. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairment will not occur. See Note 7 of Notes to Consolidated Financial Statements for further discussion.

The company offers various sales discounts and co-op advertising incentives to a broad base of customers. These discounts and incentives are recorded as a reduction of sales. The company records accruals for these discounts and incentives as sales occur. Management regularly reviews the adequacy of the accruals based on current customer purchases. The amounts due to customers are paid or deducted from accounts receivable balances throughout the year.

Quantitative and Qualitative Disclosures About Market Risk

The Company's market risk is impacted by changes in interest rates and foreign currency exchange rates. Pursuant to the company's policies, the company does not hold or issue any significant derivative financial instruments.

The Company's primary market risk is interest rate exposure in the United States. Historically, the company manages interest rate exposure through a mix of fixed and floating rate debt. The majority of the company's debt is currently at floating rates. Based on floating rate borrowings outstanding at January 2003, a 1% change in the rate would result in a corresponding change in interest expense of $2.1 million.

The Company has foreign exchange exposure related to its foreign operations in Mexico, Canada, Italy, Australia, the United Kingdom and China. See Note 16 of Notes to Consolidated Financial Statements for details on the Company's foreign operations. Translation adjustments recorded in the income statement were not of a material nature. See Foreign Currency Translation in Note 1 of Notes to Consolidate Financial Statements for further discussion.

Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer have carried out an evaluation, with the participation of the company's management, of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-

                             -Annual Report Page 37-

14 and 15d-14 of the Securities Exchange Act of 1934, as amended (the
"Exchange Act")) within 90 days of the date of this report. That evaluation included consideration of those controls in light of the just completed review of the Company's financial statements for the prior 8 quarters. Based upon that evaluation, each has concluded that the Company's "disclosure controls and procedures" are effective to insure that information required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and regulations.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, nor any significant deficiencies or material weaknesses in such controls requiring corrective actions, subsequent to the date of their evaluation.

Forward Looking Information

With the exception of historical data, the information contained in this Annual Report, as well as those other documents incorporated by reference herein, may constitute forward-looking statements, within the meaning of the Federal securities laws, including but not limited to the Private Securities Litigation Reform Act of 1995. As such, the Company cautions readers that changes in certain factors could affect the Company's future results and could cause the Company's future consolidated results to differ materially from those expressed or implied herein. Such factors include, but are not limited to: changes in national or international political conditions; terrorist attacks; general economic conditions in the Company's own markets and related markets; difficulties or delays in the development, production and marketing of new products; the impact of competitive products and pricing; certain assumptions related to consumer purchasing patterns; significant increases in interest rates or the level of the Company's indebtedness; foreign currency fluctuations; major slowdowns in the retail, travel or entertainment industries; the loss of several of the Company's major customers; underutilization of the Company's plants and factories; impact of changes in accounting standards; potential legal proceedings; changes in pension and retiree medical costs; and the amount and rate of growth of the Company's selling, general and administrative expenses.

Dividends and Price Range of the Company's Common Stock

The Company's Common Stock is listed on the New York Stock Exchange and trades under the symbol OCQ. The total number of stockholders of record at January 2003 was 3,145. The following table sets forth the high and low sale prices per share of the Company's Common Stock and cash dividends declared for the quarters in the Company's 2003 and 2002 fiscal years.

                    JANUARY 2003

Fiscal                                       Dividends
Quarter                     High     Low     Per Share
-------                    ------   ------   ---------
First ..................   $17.09   $11.62     $.02
Second .................    19.74    14.65      .02
Third ..................    17.25    11.65      .02
Fourth .................    12.00    10.75      .02

                    JANUARY 2002

Fiscal                                       Dividends
Quarter                     High     Low     Per Share
-------                    ------   ------   ---------
First...................   $18.10   $15.50     $.05
Second..................    20.33    16.24      .05
Third...................    18.53    12.55      .05
Fourth..................    14.05    11.35      .02

                            - Annual Report Page 38-

FIVE YEAR SUMMARY
   ONEIDA LTD.

(Millions except per share amounts)
        Year ended  January                   2003      2002      2001      2000      1999
        -------------------                 -------   -------   -------   -------   -------
OPERATIONS
   Net sales ............................   $ 480.1   $ 499.2   $ 515.5   $ 495.1   $ 465.9
   Gross margin .........................     153.6     161.9     161.8     193.0     173.0
   Depreciation and amortization
      expense ...........................      16.6      17.1      14.8      13.8      15.8
   Operating income .....................      25.6      27.7      20.4      24.5      40.1
   Net income (loss) ....................       9.2       7.0      (3.1)      5.5      19.8
   Cash dividends declared
      Preferred stock ...................        .1        .1        .1        .1        .1
      Common stock ......................       1.3       2.0       5.7       6.6       8.4
PER SHARE OF COMMON STOCK
   Net income (loss) - diluted ..........       .55       .42      (.20)      .32      1.16
   Dividends declared ...................       .08       .17       .35       .40       .50
FINANCIAL DATA
   Total assets .........................     525.1     543.9     619.3     449.2     442.1
   Working capital ......................     182.7     199.6     214.9     145.1     140.1
   Total debt ...........................     234.0     271.6     300.1     146.2     150.5
   Stockholders' equity .................     129.4     124.1     122.5     133.3     140.3
SHARES OF CAPITAL STOCK
   Outstanding at end of year
      Preferred .........................        86        86        87        87        87
      Common ............................    16,551    16,523    16,388    16,465    16,607
   Weighted average number of
      common shares outstanding
      during the year - diluted .........    16,581    16,519    16,387    16,672    16,888
SALES OF MAJOR PRODUCTS BY
PERCENT OF TOTAL SALES
   Metal products .......................        60%       65%       66%       68%       73%
   Dinnerware products ..................        31%       27%       25%       21%       20%
   Glass products .......................         7%        7%        8%        8%        4%
   Other products .......................         2%        1%        1%        3%        3%